1.8

08000095

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nampak

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 10 2008
THOMSON FINANCIAL

FILE NO. 82- 03714

FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 1/8/08



annual report 2007







# Nampak
packaging excellence


Rama
margarine


1kg
BREKWEET
SPAR
ull cream
SH MILK
RA-PASTEURISED
FRESH MILK
SPAR

# contents





www.nampak.com

# nampak limited profile

Nampak is Africa's largest and most diversified packaging manufacturer and also has operations in several countries in Europe.

## South Africa

In South Africa, Nampak offers the widest product range of any packaging company in the world, providing customers with a total solution to their packaging needs, supported by our world-class research and development facility in Cape Town.

In addition to packaging, Nampak is also the largest manufacturer of tissue paper products.

The group is extensively involved in collecting and recycling all types of used packaging.

## Rest of Africa

Nampak is growing its presence on the African continent and currently has operations in 11 countries, manufacturing a range of metal, paper and plastic packaging products. In 2009 this will be expanded to 12 countries with the commissioning of a new beverage can manufacturing facility in Angola.

## Europe

In Europe Nampak operates in eight countries. It is the major supplier of plastic bottles to the dairy industry in the United Kingdom. It is one of the leading manufacturers of folding cartons for the food industry in Europe and also manufactures cartons, leaflets and labels for the healthcare market.

## Corporate

The corporate office based in Sandton, South Africa, provides strategic direction and administers overall control of the group.

# financial highlights and performance trends

| | 2007 R million | 2006 R million | % change |
|---|---|---|---|
| **Income statement** | | | |
| Revenue | **17 014** | 15 262 | 12 |
| Trading income | **1 781** | 1 509 | 18 |
| Trading margin | **10.5%** | 9.9% | |
| Net profit | **1 056** | 866 | 22 |
| Headline earnings per share | **184.6c** | 151.2c | 22 |
| Cash distribution per share | **115.3c** | 96.1c | 20 |
| EBITDA | **2 323** | 2 196 | |
| **Balance sheet** | | | |
| Total shareholders' funds | **6 050** | 5 604 | |
| Total assets | **13 033** | 12 424 | |
| Net asset value per share | **1 037c** | 964c | |
| Net borrowings | **1 925** | 1 586 | |
| Net gearing | **33%** | 28% | |
| **Cash flow** | | | |
| Cash generated from operations | **2 045** | 1 735 | |

12%

increase in revenue

18%

increase in trading income

22%

increase in headline earnings per share

## performance


KOO

| | 2007 | 2006 |
|---|---|---|
| Revenue | **4 728** | 4 206 |
| Trading income | **805** | 634 |
| Trading margin (%) | **17.0** | 15.1 |

*more information is available on pages 22 – 27*


DANGER: SMOKING CAUSES
Peter
Stuyvesant
EXTRA MILD

| | 2007 | 2006 |
|---|---|---|
| Revenue | **7 869** | 7 028 |
| Trading income | **449** | 395 |
| Trading margin (%) | **5.7** | 5.6 |

*more information is available on pages 28 – 33*


Nestlé
Simba
NOW
150g

| | 2007 | 2006 |
|---|---|---|
| Revenue | **4 466** | 4 072 |
| Trading income | **404** | 395 |
| Trading margin (%) | **9.0** | 9.7 |

*more information is available on pages 34 – 39*

# the group at a glance

revenue contribution | overview

## Metals and Glass: Africa

28%



- Sub-Saharan Africa's sole manufacturer of tinplate beverage cans
- Africa's largest manufacturer of two and three-piece tinplate food cans
- Cans for industrial and household products
- South Africa's leading supplier of tinplate and aluminium aerosol cans
- Tinplate closures for jars and aluminium closures for spirit bottles
- A wide range of glass bottles in joint venture with Wiegand-Glass
- Tinplate crowns for beverage bottles
- Decorative tinware

## Paper: Africa and Europe

46%



- Corrugated boxes
- Folding cartons and wraparounds
- Leaflets, labels and cartons for pharmaceuticals
- Composite containers
- Labels for cans and bottles
- Multiwall sacks and bags
- Cores, cones and tubes
- Partitions, angleboard, singleface wrap and layer pads
- Toilet and facial tissue
- Disposable diapers and feminine hygiene products
- Books and diaries

## Plastics: Africa and Europe

26%



**Rigid Plastics**

- PET and HDPE bottles for beverages and other liquid products
- Closures for beverage bottles
- Crates and drums
- Paint pails and buckets
- Tubes and tubs

**Flexible Plastics**

- A wide range of plastic, paper and alumimium laminated products for snack foods and confectionery
- Pouches and bags for food, beverages and pharmaceuticals
- Aluminium foil products
- Various types of extruded and co-extruded films
- Aluminium roofing insulation and coated textiles
- Shrink-sleeve labels



## Business environment

The South African economy continued to enjoy buoyant conditions in 2007 with GDP growth in the region of 5%. Consumer spending on non-durables which benefit packaging also grew by almost 5% and translated into volume growth in our South African businesses of over 4%. Beverage can sales to domestic customers increased by an encouraging 8% and there was good growth in glass, fast-food packaging, plastic bottles for milk and juice, aerosol cans, toilet tissue and disposable diapers.

The rand remained relatively weak for most of the year and whilst imports continued, they had less of a negative impact on local packaging demand than in previous years.

Following two years of increasing volumes, overcapacity in the South African packaging industry has decreased and some supply chain constraints have become evident. The group invested almost R1.3 billion in 2007 in a number of growth projects and further investment is planned in the future to satisfy increasing demand and maintain service levels.

There was good economic growth in all the countries in the rest of Africa in which we operate, other than in Zimbabwe.

The economies in Western Europe continued to enjoy steady economic growth. As a result of improved demand and capacity utilisation in the folding cartons industry, trading conditions are somewhat improved. We increased our market share in healthcare packaging and maintained our position as the leading supplier of plastic milk bottles to the United Kingdom dairy industry.

For the first time in five years the group has experienced a year of good volume growth, which has assisted in growing revenue by 12% to R17 billion



Trevor Evans
*Chairman*

## Key investment activities

The Flexpak business at Bellville in the Western Cape which manufactured plastic shopping bags was sold to Transpaco for R52.3 million effective 4 December 2006.

Effective 26 March 2007, the group exercised its call option to acquire for R24.8 million the remaining 50% of the shares in Burcap Plastics. This business manufactures plastic pails and buckets mainly for paint customers.

The group sold 25.1% of its shares in Interpak Books to a black empowerment company.


97%
42%
36%
22%
36%
43%
02 03 04 05 06 07
gross gearing
net gearing
Gearing


60.6c
69.7c
83.6c
83.6c
96.1c
115.3c
02 03 04 05 06 07
Dividends/cash distribution per share
(cents)


R1 767
R2 007
R2 130
R2 026
R1 735
R2 045
02 03 04 05 06 07
Cash generated from operations
(Rm)


748c
758c
839c
880c
964c
1 037c
02 03 04 05 06 07
NAV per share
(cents)

## Overview of results

For the first time in five years the group has experienced a year of good volume growth, which has assisted in growing revenue by 12% to R17 billion. Trading income increased by 18% to R1.8 billion. An abnormal loss of R160 million primarily arising from financial instruments' fair value adjustment (R83 million), the European strategic review cost (R50 million) and retrenchment and restructuring costs (R32 million), resulted in operating profit being up 5%. Finance costs were 56% higher than last year due to the capital expenditure, the increase in investment in working capital and higher interest rates.

Taxation reduced from R554 million to R386 million with an effective rate decrease from 39% to 26.8%. This reduction in tax is primarily due to a reduction in the statutory tax rate in the UK from 30% to 28% resulting in a release of deferred tax, the release of provisions in Europe following the final assessment of the 2006 UK tax returns and lower secondary tax on companies as the final distribution for 2006 and the interim distribution for 2007 were declared out of share premium. The receipt of government incentives also contributed to the lower effective rate.

Net profit for the year was up 22% to R1 054 million. Headline earnings per share increased 22% from 151.2 cents to 184.6 cents. A decision was taken to cease consolidating the results of the operations in Zimbabwe with effect from 1 June 2007.

Last year a contingent liability of R746 million was noted resulting from the South African Revenue Service having raised assessments against a number of companies in the group. Discussions around these amounts are at an advanced stage and details will be communicated once these have been concluded.

## Shareholding

Allan Gray, Remgro and Sanlam remain the group's largest shareholders holding 45% of total shares in issue. In addition, 5% of our shares are held by a broad-based BEE consortium and a 5% by our South African employees.

## Transformation

Further progress was made during the year in the arena of transformation. A 25.1% stake in Interpak Books was sold to a BEE company.

Excellent progress is being made in the appointment of black managers in the South African operations and we are well on track to achieve the targets set out in our BEE Charter.

The board has approved the mandate for the formation of a transformation committee, which will be operational for the forthcoming year. A far more comprehensive report on these issues will be made in next year's annual report.

## Future growth

During the year a comprehensive study was undertaken to establish whether the group could unlock value from the sale of the European businesses. After considering all the options, the board decided to keep the businesses and pursue the growth options in Europe. A managing director for Europe has been appointed to improve the focus in this area.

In South Africa, it is pleasing that two of the major projects mentioned last year, the R84 million Glass upgrade and the R160 million 202 capex in Bevcan have contributed to the improved performance this year. The new Nigerian folding carton factory will come on-stream in November 2007. The R500 million project to become self-sufficient in the manufacture of waste-based paper for our Corrugated division will be commissioned towards the end of the 2008 financial year and will have a positive impact on results in the 2009 year.

In October this year, we announced the R600 million project to produce 700 million steel beverage cans in Angola. This plant will come on-stream in 2009 and will also have the benefit of releasing capacity in South Africa to cater for the expected increase in domestic growth. Further invesments in glass-making have been approved.

In 2003, the group announced the R600 million anticipated spend to upgrade IT systems across the group. This project has effectively been completed within the original budget and on time with minimal disruptions to business. Importantly, this new technology will enable us to drive down costs in a number of areas including working capital.

The major challenge facing the business over the next few years will be to successfully implement the major projects, optimise the growth opportunities and continue to drive down costs. There will also be an increased focus on improving the various financial ratios in the group. The group has a strong balance sheet and various options to optimise it will be investigated.

## Prospects

With the volume growth being experienced, particularly in our African businesses and the benefits from the various projects embarked upon, the group is well placed to deliver good earnings growth over the next few years.

However, earnings growth in 2008 will be moderated by the deconsolidation of the Zimbabwe operations, packaging substitution in folding cartons and a stronger than expected rand exchange rate.

## Directorate

Peter Campbell retired as a non-executive director of the group with effect from 31 May 2007 after having served as a director for 23 years.

Nosipho Molope was appointed to the board and the audit committee with effect from 1 June 2007.

A comprehensive review of the board has been undertaken by external consultants.

## Appreciation

Peter Campbell joined the Nampak group in 1967 and was appointed to the board in 1984. During his 40-year tenure with the group, he demonstrated energy and passion not only for the business but for the packaging industry as well. We are truly grateful for such distinguished service over so many years and for the legacy he has left.

The 2007 year has seen the group make further progress not only in profitability but also in establishing the strategy for the next few years. The group has come through some very challenging times and I would like to thank John Bortolan, Neil Cumming, Tim Jacobs and their teams for the tremendous effort and dedication over the past year.

I thank our non-executive directors for their wise counsel and for the contribution they make to the various sub-committees of the board.

A special word of thanks goes to our shareholders, customers and suppliers for their continued support.

**Trevor Evans**

*Chairman*

Sandton

21 November 2007

# group directorate



## Non-executive directors

### 1. Trevor Evans *(62)*
*BSc (Rhodes), SEP (Stanford)*

Non-executive chairman. Chairman of the board of governors of Rhodes University. Non-executive director of Standard Bank from 2004 to 2006. Retired as executive chairman of Nampak on 30 September 2003. He was appointed chairman and chief executive officer of Nampak in 2000 and executive chairman of the group in 2001. He joined the group in 1967 and became group managing director in 1992. President of the Plastics Federation of South Africa from 1989 to 1991. He was recognised by the Plastics Federation of South Africa for service to the South African plastics industry with a Gold Award in 1991. In 1992 voted "most progressive CEO in South Africa" by the Black Management Forum and in 1997 received the Packaging Achiever Award for meritorious service to the packaging industry. Appointed to the board in 1990.

### 2. Buddy Hawton *(70)*

Fellow Member of the Chartered Institute of Secretaries

Chairman of Sun International Limited and Woolworths Holdings Limited. Also serves on the boards of Liberty Holdings, Liberty Group, Standard Bank Group and Standard Bank Limited. Appointed to the board in 1991.

### 3. Michael Katz *(63)*
*BCom, LLB, LLM, LLD(hc)*

Executive chairman Edward Nathan Sonnenbergs Inc. Currently serving on the boards of numerous companies including Nedbank Limited and National Housing Finance Corporation Limited. He is an honorary professor of company law at Witwatersrand University and course director of advanced company law at the same university. He is chairman of the tax advisory committee to the Minister of Finance and he serves as a member of the Securities Regulation Panel. Appointed to the board in 1985.

### 4. Reuel Jethro Khoza *(57)*
*BA Honors (Psychology), University of the North; MA (Marketing), University of Lancaster, UK; Eng D (Business), University of Warwick, UK*

Chairman of Aka Capital (Pty) Limited, Nedbank and Nedbank Group Limited, Corobrik (Pty) Limited, Murray and Roberts Cementation (Pty) Limited and CIC (Pty) Limited. Director of Protea Hospitality Limited, Old Mutual plc and Gold Reef Resorts Limited. President of the Institute of Directors and Chairman of NEPAD Business Foundation in South Africa. Appointed to the board in 2005.

### 5. Keith Mokoape *(60)*
*BSc, MM (Human Resources)*

Keith Mokoape is the general manager of the South African Army Foundation, and Major General responsible for the South African Army Reserve. He holds several directorships, including in defence-related companies Sigma Logistic Solutions, Intertechnic, and the Aerospace, Maritime and Defence Industries Association. He is also a director of property loan stock company iFour and the private game reserve Singita Lebombo, and a trustee of the Capespan Foundation. Appointed to the board in 1998.

### 6. Nosipho Molope *(43)*
*BSc (Med) (Wits), BCompt (Hons) (Unisa), CA(SA)*

Nosipho is currently the chief financial officer and a member of the executive committee at the Financial Services Board (FSB).

Nosipho qualified as a chartered accountant in 1999 after serving articles at Fisher Hoffman Sithole now known as PFK Jhb. After completing her articles, she joined Akulalwa Capital (Pty) Limited, a BEE company involved in corporate advisory and private equity, as a finance executive. She was then appointed as senior manager: specialised funds management at Wipcapital (Pty) Limited. After that, she went on to be the group financial executive at Viamax (Pty) Limited, a subsidiary of Transnet operating in the logistics and fleet management industries. Before joining the FSB as an executive, she was a financial director at Zico (Pty) Limited, which is a BEE investment company.

She is a member of the board of The Petroleum and Gas Company of South Africa (PetroSA), joint board of MTN SA (Pty) Limited and MTN Service Provider (Pty) Limited and a member of the Council for Insurance Sector Education and Training Authority (Inseta). She also serves as a member of the audit committees of the abovementioned companies and an independent member of the audit committees of the City of Johannesburg and the Armaments Corporation of South Africa Limited (Armscor). Appointed to the board in 2007.


4


5


6


7


A


B


C

### 7. Lot Ndlovu *(56)*

Lot Ndlovu is vice-chairman of the Nedbank Group and Nedbank Limited. Previously he was CEO of Peoples Bank.

He is chairman of NestLife Assurance Corporation Limited, The South African National Roads Agency Limited, Nakatomi Corporation, Community Growth Management Company, Lefika Holdings, Barak Mining Services, Crystal View Consulting, St Anthony's Education Centre, Jomba Investments, True Class Consortium and November Ten Charities. He is a director at Mutual and Federal, Nampak, Cross Continents Investments, Impala Tool & Plant Hire, Saxon Road Nominees, Sani Pass Management Company, Sani Pass Development Company and Ufulu Holdings. He is also a member of the Independent Commission for the Remuneration of Public Office Bearers, the Business Trust on Job Creation and Hope in Victory (a care-giving organisation for HIV patients).

Ndlovu is a doyen of the black empowerment movement in South Africa. He was president of both the Black Management Forum (BMF) and the Black Business Council. The Black Economic Empowerment Commission was initiated by the BMF under his presidency.

Ndlovu studied business management at Unisa, Wits, North Western University (US) and Harvard Business School. He holds an honorary doctorate from Pretoria Technikon (now Tshwane Institute of Technology). Appointed to the board in 1993.

### 8. Roy Vaughan Smither *(62)*

*BCom CA(SA)*

An executive director of Tiger Brands Limited until retirement in 2006. Currently serving on the boards of Nu Clicks Holdings Limited and Hans Merensky Holdings (Pty) Limited. Appointed to the board in 2006.

### 9. Thys Visser *(53)*

*CA(SA)*

Chief executive officer of Remgro Limited. Currently serving on the boards of British American Tobacco plc, Distell Group Limited, Rainbow Chicken Limited, Medi-Clinic Corporation Limited, Kagiso Trust Investments (Pty) Limited and Unilever Bestfoods Robertsons (Pty) Limited. He is a chartered accountant who qualified with Arthur Young & Company in Cape Town before joining Rembrandt Group Limited where he held a number of positions, including financial director in 1991 and managing director in 1992. Appointed to the board in 2002.

### 10. Robert Albert Williams *(66)*

*BA, LLB*

Robbie Williams is currently chairman of Illovo Sugar Limited. He also serves on the boards of FirstRand Limited, Oceana Group Limited and Pescanova SA. Appointed to the board in 1990.

## Executive directors

### A. John Bortolan *(59)*

*SEP (Stanford)*

Chief executive officer. He began his career at Nampak in 1980 as the commercial director of Peters Papers, becoming its managing director in 1983. In 1986 he was appointed managing director of Nampak Tissue. In 1990 he became a director of Nampak Limited responsible for Foodcan, Paper Distribution, Tissue and Paper Manufacturing. In 1996 BlowMocan in the UK and Blow Molders were added to his portfolio. In more recent years he has also had responsibility for Corrugated, Printpak Limited and Liquid Packaging. He was appointed managing director of Nampak's South African and African businesses in 2000 and became group managing director in July 2001. On 1 August 2003 he was made chief executive officer of the group. Appointed to the board in 1990.

### B. Neil Cumming *(53)*

*MSocSci, EDP (IMD Switzerland), HDPM, Reg Industrial Psychologist*

Managing director Africa region. He was appointed managing director of the Africa region on 1 October 2003 and is responsible for the Nampak operations in South Africa and the rest of Africa. He was previously responsible for the paper-based divisions in the group including Corrugated, Printpak, Paper Merchants and Redibox and also for the Nampak operations in the rest of Africa. He has held positions in the sugar, chemical and packaging industries and joined the group in 1986. Appointed alternate director in 1991 and a director in 1994.

### C. Tim Jacobs *(38)*

*CA(SA)*

After qualifying with Ernst & Young he joined Air Liquide (Pty) Limited as financial director in 1996.

He joined Nampak in January 2001 as group accountant and was appointed group financial manager in 2003. Appointed acting chief financial officer in June 2005, and appointed permanently on 1 October 2005.

Appointed to the board in 2005.

## Trading conditions in 2007

There was strong demand for non-durable goods in South Africa which benefited sales of packaging. Although imports continued to enter the country, they had less of an impact on local packaging sales. Volumes improved in almost all sectors with overall growth in South Africa reaching 4%. The increased volumes resulted in higher capacity utilisation; nevertheless, some sectors of the packaging industry remained highly competitive.

With the exception of Zimbabwe, all the countries in the rest of Africa in which we operate continued to experience growing economies. Nigeria, which is the biggest contributor to our profits from the rest of Africa, benefited from strong economic growth.

The European countries in which we operate continued to enjoy steady economic growth. However, selling prices in some sectors of the folding cartons market remained under pressure due to overcapacity.

## Raw materials

Tinplate and aluminium prices increased substantially but the additional costs were generally recovered. Higher oil prices resulted in substantial and frequent increases in the price of polymer causing a lag in recovering the additional cost from customers. Certain grades of paper and board also increased and in some cases the additional cost had to be absorbed due to competitive pressures.

There were also significant increases in the prices of sand and soda ash used in the manufacture of glass bottles.

The cost of raw materials and consumables amounted to 49.9% of sales in 2007 compared to 49.2% in 2006.

We are pleased to report another year of real earnings growth



**John Bortolan**
*Chief executive officer*

## Group performance

| | Revenue | | Trading income* | | Margin % | |
|---|---|---|---|---|---|---|
| Rm | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| South Africa | 11 466 | 10 501 | 1 329 | 1 129 | 11.6 | 10.8 |
| Rest of Africa | 991 | 892 | 140 | 108 | 14.1 | 12.1 |
| Europe | 4 887 | 4 157 | 312 | 272 | 6.4 | 6.5 |
| Inter-segment eliminations | (330) | (288) | | | | |
| Total | 17 014 | 15 262 | 1 781 | 1 509 | 10.5 | 9.9 |

*Before abnormal items.*

### South Africa

Volumes grew by 4% and were higher in virtually all packaging sectors.

Sales of beverage cans for local consumption grew by an encouraging 8% following good demand for carbonated soft drinks and most other beverages. Glass bottle volumes were substantially ahead of last year and the business achieved a much improved performance.

Whilst there was volume growth in paper packaging, selling prices in some sectors did not match the increase in raw material and overhead costs. There was strong growth in the fast-food sector which contributed to good demand for folding cartons. Whilst the tissue business enjoyed good demand, it was affected by production problems at its mills in the early part of the year and by a prolonged labour strike in August.

Good demand for plastic beverage closures, bottles, tubes and tubs was partially offset by lower crate sales where there was loss of market share. Sales of flexible plastic packaging improved and a number of investments were made in growing niche sectors.

Revenue increased by 9% to R11.5 billion of which 4% was volume growth and 5% price increases related mainly to the higher cost of raw materials.

Overhead costs were again well controlled with the overall increase in 2007 below the average rate of inflation and, in real terms, costs in 2007 were lower than in 2005.

Trading income for the region increased by 18% to R1 329 million and the trading margin improved to 11.6% from 10.8% in 2006.

Capital expenditure of R1 007 million was invested in a number of growth projects during the year, including:

- R160 million conversion of beverage cans to smooth-neck with narrower diameter ends of which R147 million was spent in 2007;
- R550 million new recycled-paper mill of which R197 million was spent in 2007. This project will be completed in 2008;
- completion of the R84 million glass cold-end equipment upgrade of which R41 million was spent in 2007; and
- a number of growth projects in the plastics segment totalling R176 million.

## Rest of Africa

The businesses in Mozambique, Nigeria and Tanzania all performed well whilst the Kenyan business lost some market share to imports due to currency strength and to product substitution. The cost of imported raw material supplies adversely affected profitability in Malawi.

A further R60 million was invested in the Nigerian folding cartons operation and the new permanent facility will be commissioned in November 2007.

Trading income increased to R140 million from R108 million and the trading margin improved to 14.1% from 12.1% in 2006. Due to the deteriorating business environment, the results from the Zimbabwean operations were deconsolidated effective 1 June 2007.

## Europe

An in-depth strategic review of our European businesses was conducted and after considering various options and having carried out a thorough sale process, it was decided to retain the businesses.

The plastic milk bottle business continued to perform well in pounds sterling albeit at a lower level than last year due to some once-off benefits in 2006 which were mentioned in last year's report.

Results in the folding cartons business were mixed with an improvement in Leeds being offset by lower margins at Hoogerheide and difficult conditions in the short-run business.

Healthcare packaging increased its market share and improved performance.

Capital expenditure of £14 million was spent mainly on replacing old equipment. Trading performance in Europe was at a similar level to 2006 with sales of £345 million and trading income of £22 million. The trading margin remained virtually constant at 6.4% compared to 6.5% in 2006.

## Group

Revenue increased by 12% to R17 billion and trading income by 18% to R1 781 million. The trading margin increased to 10.5% from 9.9% in 2006.

Working capital increased by R414 million as a result of higher value of stock due mainly to strategic buying and increases in the prices of raw materials and reduced payment terms from suppliers.

Capital expenditure was R1 298 million and together with the increased level of working capital and higher interest rates resulted in net interest paid increasing by 56% to R191 million.

Cash generated from operations was R2.0 billion. After taking working capital and capital expenditure into account there was a net cash outflow of R506 million. Net debt increased to R1.9 billion and the net debt to equity ratio increased from 28% to 33%. Headline earnings per share increased by 22% to 184.6 cents.

## Three-year plan

Our improved operating effectiveness together with volume growth contributed to the good performance over the past two years. This has laid a firm platform for further earnings growth and a detailed plan has been developed which is expected to deliver a continued improvement in profitability over the next three years.

Demand for non-durable goods in South Africa has in recent years grown by between 4% and 5% per annum. Notwithstanding higher interest rates economists are forecasting that demand will remain relatively strong for the next three years. In the rest of Africa, economies in countries such as Angola are expected to grow by as much as 20% per annum with good growth from other countries where we have operations. Steady growth is expected to continue in the United Kingdom and Europe.

The earnings growth strategy for the next three years builds on the advancements made over the past two years and includes major capex projects, acquisitions, disposals, profit improvement measures and more effective use of the group's strong balance sheet and cash-generation capability.

The main features of this plan are:

- Volume growth of 3% – 4% per annum;
- Full recovery of raw material price increases;
- Improving the operating costs: sales ratio;
- Improving the results of underperforming businesses;
- A reduction in the working capital: sales ratio;
- Major investment in growth projects; and
- Ongoing business portfolio review including acquisitions and disposals.

## Packaging Excellence

The plan will be implemented under the business philosophy of "Packaging Excellence" the overarching objective of which is "To develop and enhance a positive Nampak experience which drives customer loyalty and business growth".

Packaging excellence in everything that we do underpins an organisational climate that means faster, smarter, more effective interactions internally and externally. A strong strategic position combined with good operating effectiveness results in a successful business.

The implementation of packaging excellence in Nampak has three main areas of focus and is supported by two behavioural requirements as illustrated below:



Packaging Excellence
CUSTOMER FOCUS
Customer champions
Industry leader
On-time, in-full service
Innovation
PROCESS EXCELLENCE
World-class manufacturing
Supply chain management
Cost effectiveness
PEOPLE GROWTH
Work ethic
Development
Building diversity
"Can do" attitude
Ethical conduct throughout

## Group

The following are strategies which will impact the group as a whole:

### Portfolio review

We will continue to review our portfolio in terms of acquisitions and disposals.

### Financial initiatives and working capital

Greater emphasis will be placed on improving financial returns and reducing the working capital to sales ratio. Other initiatives involve leveraging the group balance sheet to optimise earnings.

### Black economic empowerment

The black economic empowerment charter provides a seven factor framework with target levels of achievement for each area by 2014. The seven factors with their appropriate weightings are:

| | |
|---|---|
| 1. Ownership | 20% |
| 2. Management control | 10% |
| 3. Affirmative procurement | 20% |
| 4. Employment equity | 10% |
| 5. Skills development | 20% |
| 6. Corporate social investment | 10% |
| 7. Environmental driven job creation | 10% |

Progress against targets continues as planned. Specific interim targets in respect of management control, employment equity and skills development have been consistently achieved and exceeded. The move towards centralised procurement in the South African region will provide further opportunity to improve affirmative procurement scores.

Ongoing review and future progress will be undertaken by a shortly-to-be established transformation committee.

## Environment

The group continues to be a significant investor and contributor to environmental and recycling initiatives. This, together with active participation in industry forums, has positioned Nampak favourably with regard to environmental matters and recycling targets.

These and other planned activities are expected to mitigate risk for the group in the future.

## South Africa

- There are several initiatives designed to improve the overall performance of the South African region. These include:
  - Improving the capability of businesses to compete more effectively through restructuring, capital investment and appropriate resourcing and leadership;
  - Evaluating businesses in terms of the markets in which they operate and their ability to achieve appropriate returns;
  - Implementing a targeted working capital reduction plan;
  - Utilising capital expenditure where appropriate to drive down costs and increase efficiency; and
  - Reducing costs through the further development of the group procurement initiative and the establishment of a South African shared services centre.
- We plan to invest in a number of projects that will lead to increased trading income, including:
  - The new paper mill at Rosslyn which is on schedule to be commissioned in the last quarter of 2008;
  - A rebuild of one of the glass furnaces;
  - A third glass furnace to meet the growing demand for glass bottles; and
  - Many other projects across almost all segments of the packaging market to meet demand, improve efficiency and provide customers with innovative packaging products.

## Rest of Africa

The growth strategy in the rest of Africa is based on three pillars:

1. Exporting from South Africa to those countries in which we have no or limited manufacturing presence;
2. Broadening the product range in those countries in which we have manufacturing operations; and
3. Investing in high growth countries particularly in conjunction with existing customers. The recently announced beverage can line in Angola where the economy is growing at some 20% per annum and the folding cartons investment in Nigeria are examples of this strategy.

## Europe

Having decided to retain the European businesses the following will be implemented:

- Grow the plastics business mainly through transfer of the successful in-plant model. Whilst this will include milk bottle opportunities in other European countries it could also include plastic bottles for other beverages, oil and chemicals;
- Improve the operating performance of the folding carton business and further growth opportunities to be considered; and
- Grow the healthcare packaging business through market share gains and acquisitions resulting in a larger footprint and further consolidation of the European market.

## Other regions

- Follow customers into new territories; and
- Consider other high-growth regions giving acceptable returns.

## Prospects

The achievement of the three-year plan is expected to result in trading performance well above the South African rate of inflation for the period.

We expect the rate of increase in 2008 to be moderated by the loss of folding carton business in South Africa as a result of packaging substitution, the exclusion of Zimbabwe profits and the possible negative impact of a stronger than expected rand.

## Appreciation

It is pleasing that the group is now firmly on a growth path. This has been achieved by the contribution made by all our management and employees and I thank them for their efforts in achieving the good results.

My thanks also go to our customers for their ongoing support and we reaffirm our commitment to "Packaging Excellence" in everything we do.



John Bortolan

*Chief executive officer*

Sandton

21 November 2007

# metals and glass

| | Revenue | | Trading income* | | Margin % | |
|---|---|---|---|---|---|---|
| Rm | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Africa | 4 728 | 4 206 | 805 | 634 | 17.0 | 15.1 |

**Before abnormal items.*

## Africa

This segment remains the largest contributor to the group's trading income and achieved a very good result following a further year of increased demand for beverage cans and good growth in vegetable and aerosol cans. Improved manufacturing efficiencies and strong demand led to a much improved performance from the glass bottle business. The substantial increase in the price of tinplate contributed to the higher revenue.

Sales volumes of **beverage cans** grew by a further 6% in 2007 following growth of almost 2% in 2006. There was good demand from carbonated soft drinks and most other beverages. The R160 million conversion to the new smooth-neck cans with narrower diameter ends was successfully completed during the year and the South African beverage can now conforms to the standard 330 ml can sold in Europe and other international markets.

A project to increase the manufacturing speed of some can lines in the South African factories to meet increased demand will commence during 2008.



*A tall, sleek modern bottle with a premium looking gold print, to reposition this brand with a new upmarket image*







from left

Roy Douglas (50)
*BSoc Sci (Economics) MBA*
*Managing director: DivFood*

John Moyes (59)
*Managing director: Bevcan*



Stoney Steenkamp (36)
*[illegible] MBA*
*Managing director*
*Nampak Wiegand Glass*



Construction will shortly commence on the recently announced new beverage can factory in Angola to meet the growing demand for cans in that country. Some 400 million cans per annum are currently being supplied from our South African operations and when the Angolan facility comes on-stream in 2009 it will free up capacity to meet expected growth in demand in South Africa.

A better deciduous fruit season resulted in increased sales of **fruit cans** whilst **vegetable can** sales were higher following good consumer demand for baked beans. Sales of rectangular **meat cans** were higher than last year and additional capacity will come on-stream in 2008 to meet growing demand. Sales of **fish cans** were in line with long-term average volumes whilst sales of **milk powder cans** were lower than last year as a result of the refurbishment of a customer's factory. Due to declining fish catches off Namibia the Walvis Bay food can factory was closed and the production transferred to other factories in South Africa.

**Aerosol can** sales also increased with the higher consumer spending and additional capacity is being installed to meet the growing demand. The trend from tinplate to aluminium monobloc aerosol cans continued in personal care markets. **Paint can** sales were better than expected but the conversion to plastic containers is anticipated to accelerate in the year ahead.

The metals businesses in the **rest of Africa** produce a range of food cans, other non-beverage cans and crown closures. The Kenyan operation lost volumes to international competitors as a result of a stronger Kenyan shilling and product substitution. The Nigerian operation performed well but was disrupted by fuel and power shortages. The Tanzanian operation had a good year as did the Zambian operation which experienced good demand for crowns and steel drums. The ongoing economic deterioration continued to adversely affect the performance of the Zimbabwean business.



*A stunning bottle design of classical simplicity, which carries the heritage feel of the brand through to the product*

Nampak Wiegand Glass in which the group has a 50% share completed the second phase of the upgrading of its cold-end equipment and this resulted in a significant improvement in quality and factory efficiencies. Sales volumes were substantially ahead of last year following strong market demand for glass bottles. A furnace rebuild will take place in 2008 and although this will affect production, overall performance is expected to be better than in 2007.

The South African glass bottle market is currently undersupplied with customers importing to meet demand. Market forecasts indicate that demand will continue to outstrip supply unless there is investment in additional production capacity. Nampak Wiegand Glass will be investing some R660 million in a new furnace to be erected at its existing facility at Roodekop with production expected to commence in late 2009.

Anticipated growth in beverage can volumes and further improvements in the performance of Nampak Wiegand Glass are expected to contribute to an increase in the trading income of the metals and glass segment in 2008.



*A beautifully finished gift tin for a promotion which exudes femininity and positions the brand*

# paper

| | Revenue | | Trading income* | | Margin % | |
|---|---|---|---|---|---|---|
| Rm | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Africa | 4 819 | 4 415 | 337 | 305 | 7.0 | 6.9 |
| Europe | 3 050 | 2 613 | 112 | 90 | 3.7 | 3.4 |
| Total | 7 869 | 7 028 | 449 | 395 | 5.7 | 5.6 |

**Before abnormal items.*

## Africa

Although profits from this segment improved, they were below expectations due to under-recovery of raw material and overhead cost increases in the corrugated box market and higher costs of production in the tissue business, which was also affected by a three-week strike.

The corrugated box market was characterised by two distinctly different halves. The first half of the year had good sales volume growth in both the commercial and agricultural segments. However, in the second half of the year there was a slowdown in commercial sales.

In the first half of the year production problems in the Cape Town operation resulted in loss of market share in the agricultural sector but this was regained in the second half with increased agricultural sales for the year as a whole.

Raw material and overhead cost increases were not fully recovered in a highly competitive environment. Good control of other costs assisted in offsetting loss of margin.

A long-term agreement has been concluded with a major multinational customer for the supply of eight-sided Otor boxes.

Construction of the new paper mill is on schedule and on budget and is planned to commence production in the last quarter of 2008.

These projects, together with the recovery of raw material price increases effective 1 October 2007, is expected to contribute to an improvement in performance in 2008.


Luxury Truffles
100g

*A sophisticated carton design which positions this premium product in the luxury confectionery category and reveals a functional presentation bowl for the truffles*


KFC
KFC
KFC
KFC


the original
Romany
Creams
chococcino
fabulous
FURNITURE
FROM WETHERLYS



from left

Deon Breedt (53)
*BMil (Comm) BCom (Hons)*
*Managing director Disaki Cores & Tubes and Redibox*

Charles Bromley (44)
*BSc Eng Chem*
*Africa director responsible for non-packaging businesses*



Mark Collet (56)
*Bachelor in Economics and Marketing*
*Managing director Nampak Cartons Europe*


THREE SHI

The business in **Malawi** was adversely affected by the higher cost of imported raw materials whilst in **Zimbabwe** extremely difficult economic conditions affected overall performance of the business.

The **cartons and labels** business in South Africa had a good year in 2007 with volume growth of over 3%. The strong growth in the fast-food market continued, buoyed by further conversion from polystyrene to cartons.

Both local and export volumes in the frozen fish market recovered well after a poor 2006. Cigarette packaging volumes showed good growth primarily on the back of direct and indirect exports into the rest of Africa.

Selling prices generally remained under pressure particularly from the global procurement strategies of multinational customers. The benefits, however, of the factory rationalisation programme and cost-reduction initiatives implemented over the last two years were realised and contributed to the improved performance for the year.

The decision by a major customer to convert the packaging of their powdered detergents from folding cartons to flexible bags will have a significant detrimental effect on profitability in the year ahead. As a consequence, further restructuring will be undertaken in 2008 to lessen future impact. Our flexible packaging business will partially gain from this move.

The **Nigerian folding cartons** operation continued to perform well in its temporary facility. The construction of the permanent factory is complete and the second manufacturing line will be commissioned by the end of this calendar year. In addition to cigarette cartons, encouraging inroads have been made into the general commercial cartons market.

There was continued strong demand for cement **paper sacks** but sales of sugar and maize meal bags were relatively flat. Further manufacturing automation was undertaken during the year which contributed to an improvement in efficiencies. The price of sack kraft raw material increased substantially and together with additional energy and transport costs resulted in contraction in gross margins.

**Redibox**, which supplies smaller quantities of packaging direct to the public and other customers, enjoyed a better year on the back of increased demand and a consolidation of its outlets.

The **cores and tubes** market was highly competitive and higher input costs were generally not recovered in selling prices.


SARITA

*An eight-sided carton that is embossed and debossed to enhance the branding on pack and incorporates consumer friendly handling features*



NAMPAK ANNUAL REPORT 2007

The group sold 25.1% of its shares in **Interpak Books** to a black empowerment company and this is expected to improve its position in the market. There was difficulty in recovering higher input costs during the year whilst skewed seasonal demand resulted in lower second-half sales.

There was good demand for **toilet tissue** and **diapers** but trading results were adversely affected by a prolonged labour strike and supply-chain constraints. The production problems in the wadding mills that were experienced in the early part of the year have been satisfactorily resolved.

An improved performance is expected from the Africa paper segment in 2008 but the loss of the detergent carton business and restructuring costs will, however, limit the increase in trading income.



*The aesthetic appeal is effectively carried across the range of board packs and the brand is further differentiated by the hexagonal structural design*

## Europe

The Leeds **folding cartons** factory in the United Kingdom continued to improve. Margins at the Hoogerheide factory in the Netherlands were lower as a result of price pressure in the renewal of some tenders. The short-run business which supplies mainly retail packaging, operates in a highly competitive environment and did not perform satisfactorily during the year.

The **healthcare packaging** business grew volumes and market share and improved its performance.

An improvement in both sales revenue and trading income is expected from the European paper segment in 2008.

# plastics

| | Revenue | | Trading income* | | Margin % | |
|---|---|---|---|---|---|---|
| Rm | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Africa | 2 910 | 2 781 | 247 | 241 | 8.5 | 8.7 |
| Europe | 1 556 | 1 291 | 157 | 154 | 10.1 | 11.9 |
| Total | 4 466 | 4 072 | 404 | 395 | 9.0 | 9.7 |

**Before abnormal items.*

## Africa

The majority of the businesses in the segment performed well with the exception of the crates and drums, tubes and tubs and laminated and coated products businesses.

Sales volumes of **PET bottles** in South Africa continued to grow following strong demand for carbonated soft drinks and juices. The carbonated soft drink bottling industry is rapidly moving towards in-plant operations and two of these plants were commissioned during the year secured with long-term supply agreements. Further in-plant investments are planned in the year ahead.

There was good growth in beverage **closures**. Some market share has been lost due to a reduction in customer-allocation and this will impact on 2008. All plastic closures manufactured in Gauteng will be consolidated into one factory in the year ahead and will result in cost benefits. Good growth was also achieved in the metal closures sector which services food, wine and spirits customers.

Demand for **high density plastic bottles** for milk and juice improved whilst sales of **sorghum beer cartons** continued to grow. **Juice and milk cartons** manufactured and marketed in joint venture with Elopak, experienced good growth.

In **Zambia**, demand for both sorghum beer cartons and plastic bottles improved.

Market share previously lost in the **toothpaste-tube** market was regained but trading income was affected by higher production costs. A new laminated tube production line will be commissioned to supply the increasing demand for toothpaste, pharmaceutical and cosmetic products. There was good growth in sales of **plastic tubs** but it was not possible to fully recover raw material cost increases. New in-mould labelling capacity due to come into production in 2008 will significantly enhance the product offering.


FRESH MILK
FRESH MILK

*The combination of innovative processing technology and packaging systems along with material and closure technology have resulted in a pack which enables milk to stay fresh*









*from left:*

Rob Francois (46)
*BCom*
*Managing director: L & CP and Aluminium Foil*

Mlungisi Mathonsi (38)
*BSc (Hons), MBA (Scotland)*
*Managing director: Tubes & Tubs*

Robin Moore (48)
*BCom*
*Africa director responsible for Flexibles*

Ephraim Msane (45)
*BSc (Chem Eng)*
*Managing director: Megapak and Petpak*

Derek Perryman (46)
*Managing director: Liquid Paper*

Willem Pienaar (42)
*Dip (Business Administration) University of Birmingham*
*Managing director: Liquid Plastics*

Eric Collins (44)
*BSc (Hons), MCIPD*
*Managing director: Nampak Plastics Europe*


Black Cat
BACK
2
SCHOOL
pack
smooth


Cream Cheese
Spring Onions & Chives
MELROSE
WITH SWEETMILK



from left

Chris Brink (45)
*Managing director, Bevcap*

Johan de Smidt (42)
*MDP/MBA (Open University Business School London)*
*Managing director Elopak*



Philip de Weerdt (53)
*BSc Eng MBA SEP (Stanford)*
*Africa director responsible for Rigid Plastics*


AUTO
WASHING POWDER


Pedigree
Superior Enjoyment
adult

Market share was lost in **plastic crates** whilst sales of large **plastic drums** were not as buoyant as expected due to lower exports by some customers. These products were most affected by higher polymer prices which could generally not be fully recovered.

The remaining 50% shareholding in Burcap was acquired effective 26 March 2007 and management has been incorporated into Nampak Tubes and Tubs. Although the market grew, our sales of plastic **pails and buckets** were lower than last year due to competitive activity. There was some difficulty in the early part of the year in recovering raw material cost increases but these have since been recovered. Further investment in in-mould labelling of paint buckets is shortly due for completion and will assist in securing more of this business which is converting from tinplate.

We are expecting a good performance from the rigid plastics businesses in the year ahead.

The Flexpak business at Bellville in the Western Cape was sold effective 4 December 2006. We decided not to take up our share of a rights issue in the company which conducts the retail bag business in Zimbabwe and as a result the group has retained a very minor shareholding in the company.

The **flexible packaging** business improved further in 2007 with benefits being achieved from consolidating management of the three production sites into a single business unit.

Selling prices and margins remained under pressure due to imports and excess domestic capacity which resulted in an under-recovery of raw material price increases.

Good growth was achieved in certain niche areas and investments were made to produce shrink-sleeves and pouches to capture a larger share of these growing markets.

Next year the business will also benefit from the decision by a major customer to convert the packaging of their powdered detergents from folding cartons to flexible bags.

The **laminated and coated products** business suffered production problems and from delays in obtaining SABS approval for the flame-retardant roofing insulation introduced during the year. This impacted on sales and profitability as did the strength of the rand which affected margins. Sales of aluminium foil packaging were significantly affected by imports and will necessitate restructuring of this business in 2008.

A new project to manufacture products from expanded polyethylene foam for customers in the packaging, bedding, furniture, agriculture, automotive and other industries will be commissioned in the year ahead.

With a more competitive base and the benefits from new growth projects, we are expecting an improvement in performance from the flexible packaging businesses in the year ahead.


SIMONSBERG
Cream Cheese
Spring Onions & Chives

*An innovative material construction which optimises filling line efficiencies and provides good barrier properties to processed cheese* *from left:*

Stuart Goode (57)
*MBA, FCCA, SMP (Cranfield)*
*Director: Europe*

Mark Kathan (37)
*CA(SA)*
*Finance director: Africa*

Lynne Kidd (47)
*BA (Hons)*
*Group human resource executive*

Armindo Morais (53)
*BCom, Hdip Acc, CA(SA), MBA, SEP (Stanford)*
*Chief information officer*

Neill O'Brien (53)
*BProc*
*Company secretary and group legal adviser*

Leon Taviansky (37)
*CA(SA)*
*Finance director: Europe*

Fezekile Tshiqi (53)
*BA PGDHRM (Wits)*
*Human resources director: Africa*

Johan Visser (49)
*BSc (Hons) Food Science*
*General manager: Nampak Research & Development*

## Europe

We remained the leading supplier of **plastic bottles** to the dairy market in the United Kingdom. Although selling prices rose in line with polymer price increases, sales revenue in pounds was similar to last year following the renegotiation of some supply agreements. Trading income was lower due to once-off benefits in 2006 that were not repeated.

Higher raw material costs due to supply constraints will result in trading income in 2008 being similar to 2007.

£5 million is being invested in a new recycling project which will use up to 30% of post-consumer milk bottles as raw material.





# group services

| | Revenue | | Trading income* | |
|---|---|---|---|---|
| Rm | 2007 | 2006 | 2007 | 2006 |
| Africa | — | (9) | 79 | 57 |
| Europe | 281 | 253 | 44 | 28 |
| Total | 281 | 244 | 123 | 85 |

**Before abnormal items.*

## Africa

Group services include head office activities, procurement, treasury and property rentals. The improvement in trading income is mainly due to reduced spend on professional services, an increase in rentals, royalties and corporate fees received.

# chief financial officer's review

## Review of results

### Income statement

| | 2007 Rm | 2006 Rm | Variance % |
|---|---|---|---|
| Revenue | 17 014.4 | 15 261.9 | 12 |
| Trading income | 1 781.0 | 1 508.6 | 18 |
| Abnormal (losses)/gains | (159.8) | 29.3 | |
| Profit from operations | 1 621.2 | 1 537.9 | 5 |
| Net finance costs | 190.8 | 122.7 | 56 |
| Income from investments | 7.0 | 4.8 | |
| Share of profit from associates | 4.3 | — | |
| Profit before tax | 1 441.7 | 1 420.0 | 2 |
| Income tax expense | 385.8 | 553.7 | |
| Profit after tax | 1 055.9 | 866.3 | 22 |
| Minority interest | 1.7 | 4.5 | |
| Profit for the year | 1 054.2 | 861.8 | 22 |
| Headline earnings per share (cents) | 184.6 | 151.2 | 22 |

The financial year under review has seen strong growth in revenue, trading income and headline earnings per share. This review comments on the financial position and performance of the group for the year. It also provides clarity on key policies, judgements, financial risk management and economic indicators adopted by the group.



Tim Jacobs
*Chief financial officer*

Revenue increased by R1 752.5 million to R17 014.4 million for the year, while trading income increased by R272.4 million to R1 781.0 million. A full analysis of trading performance is included in the chief executive's report on pages 12 to 21 and in the operational review on pages 22 to 39 of the annual financial statements. An evaluation of the sources of change for 2007 is presented below:

| | Turnover | | Trading income | |
|---|---|---|---|---|
| | Rm | % | Rm | % |
| South Africa continuing operations | 1 075.2 | 7.0 | 189.6 | 12.6 |
| Rest of Africa constant currency | (11.2) | (0.1) | 11.3 | 0.8 |
| Europe constant currency | (10.3) | (0.1) | (2.2) | (0.1) |
| Zimbabwe | (2.8) | — | 12.0 | 0.8 |
| Translation | 827.7 | 5.4 | 59.4 | 3.9 |
| Acquisitions[1] | 31.2 | 0.2 | 1.9 | 0.1 |
| Disposed operations[2] | (157.3) | (1.0) | 0.4 | — |
| **Increase** | 1 752.5 | 11.5 | 272.4 | 18.1 |

[1] *Includes remaining 50% of Burcap Plastics.*
[2] *Includes Flexpak Bellville, Tufbag, Contract Packing and Polyfoil Zimbabwe.*

South African operations grew both revenue and trading income with volume growth achieved in most divisions. Metals in particular had a good year with the turnaround in the Glass division on track. The strong rand in the last quarter of the financial year has not yet had an impact on trading but could influence the group going forward if the strength persists.

The weaker rand over the year under review had a significant impact on translation of foreign earnings from Europe and Africa, improving turnover by R827.7 million and trading income by R59.4 million.

In constant currency the contribution from the rest of Africa was ahead whilst Europe was in line with the prior year. Nigeria Cartons continued to perform well and in line with expectations. In Europe, the comparative performance from the Plastics division was good if the impact of the receipt of a once-off rebate in 2006 is ignored. Similarly the Healthcare division enjoyed a good performance with volumes up 9%. In Cartons the Short Run business had a difficult year.

The economy in Zimbabwe continued to deteriorate over the past year. Legislation passed in an attempt to slow down rampant inflation and a devaluing Zimbabwean dollar has given rise to chronic shortages of foreign currency in the country. In particular, two pieces of legislation – the National Incomes and Pricing Commission Act (2007) and the Indigenisation and Economic Empowerment Bill 2007 – have had a profound impact on our operations in Zimbabwe. The first has had the effect of implementing price controls on products sold into the local market that, when coupled with the devaluing currency, has resulted in the operations being unable to replace the imported raw materials needed for continued production at a commercially viable level. The second is aimed at requiring all public companies to have 51% direct ownership by previously disadvantaged indigenous Zimbabweans. The bill also intends to restrict any form of corporate activity in both public and private companies, unless the majority of the resulting business is held by previously disadvantaged indigenous Zimbabweans.

The consequences of the above two pieces of legislation on our operations, together with the inability of the companies to expatriate either technical fees or dividends, has resulted in the view that control over the financial and operating policies of these investments has been lost. Accordingly, a decision was taken to cease consolidating the Zimbabwe operations with effect 1 June 2007 and hold the investments as available-for-sale financial assets. The fair value of these investments has been assessed to be R1.00 with the adjustment taken directly to equity.

Net abnormal losses of R159.8 million for the year were recorded (2006: R29.3 million gain). The full list of abnormal items is presented in the table and the material items commented on below:

| | 2007 Rm | 2006 Rm |
|---|---|---|
| Financial instruments fair value adjustment | (83.4) | 88.6 |
| Europe strategic review costs* | (50.3) | — |
| Retrenchment and restructuring costs | (31.5) | (3.1) |
| Share-based payment expense on BEE transaction | (20.0) | (21.0) |
| Net impairment losses on goodwill, plant and equipment* | (6.7) | (110.6) |
| Net monetary adjustment – hyperinflation | (4.9) | 3.0 |
| Profit on disposal of property* | 20.2 | 71.7 |
| Net profit on disposal of business* | 16.8 | 0.7 |
| | (159.8) | 29.3 |

**Adjusted for headline earnings per share.*

The group's policy of hedging all open foreign currency positions, whilst being the appropriate commercial and financial decision from a cash flow perspective, has the effect of producing significant income statement variances from year to year due to mark-to-market adjustments to the underlying contracts. The financial instruments fair value loss of R83.4 million includes the unwinding of the fair value gains of R88.6 million recorded in 2006 as well as fair value adjustments on open derivative contracts at 30 September 2007. The breakdown of the adjustments are losses on aluminium forward contracts of R30.1 million and forward exchange contracts of R60.3 million, and gains on interest derivatives of R7.0 million.

# chief financial officer's review

(continued)

The R50.3 million costs relating to the Europe strategic review are predominantly as a consequence of running a controlled auction to determine whether value could be realised on disposing of the European operations. The offers received for these businesses were considered value destroying and consequently this option was rejected.

The retrenchment and restructuring costs of R31.5 million include R19.5 million relating to the European Cartons business, R8.7 million in South Africa (Glass, Corrugated and DivFood divisions) and R3.3 million in Africa (Kenya and Nigeria) as cost structures are realigned to take into account market pressures.

Net finance costs increased 56% to R190.8 million, mainly as a result of significant spend on capital projects and the increased investment in working capital during the year. Increasing interest rates in South Africa, together with increased finance costs in Nigeria due to the ongoing investment in the Cartons factory, also contributed to the higher net cost. This was partially offset by interest savings on the European debt, where strong cash flows allowed for repayment of some of the outstanding capital balance. Notwithstanding that interest cover reduced from 13 to 9 times, the group has significant scope for gearing up its balance sheet.

Taxation decreased to R385.8 million from R553.7 million. Similarly, the effective tax rate decreased from 39.0% to 26.8%. The effective tax rate is impacted by the costs of the European strategic review that are not deductible for tax, a reduction in the statutory tax rate in the United Kingdom from 30% to 28% resulting in a release of deferred tax, the release of provisions in Europe following the final assessment of the 2006 United Kingdom tax returns and lower Secondary Tax on Companies ("STC") as the final distribution for 2006 and the interim distribution for 2007 were declared out of share premium. Also impacting the effective tax rate was the receipt of government incentives that lowered the rate by 2.5%.

Headline earnings per share increased 22.1% from 151.2 cents per share to 184.6 cents. Headline earnings were arrived at after adjusting for impairment charges, profit on disposal of property, plant and equipment and businesses and the costs of the European strategic review.

Diluted headline earnings per share increased 19.6% from 146.6 cents to 175.4 cents. The diluted earnings per share was calculated by taking into account the potential dilutive impact of the shares issued to the Black

Management Trust ("BMT") and Red Coral as well as the dilution impact of the shares/rights allocated to employees in the various share incentive schemes.

The dilutive effect of the shares allocated in the BMT has been calculated by deducting the number of shares that would have had to be bought back at the average market price during the year to satisfy the future IFRS 2 expense, from the number of shares allocated to participants.

The dilutive impact of the shares issued to Red Coral has been calculated by assuming that at the beginning of the period sufficient ordinary shares were repurchased at the average market price for the year to satisfy the outstanding preference share funding. The incremental number of shares issued to Red Coral was included in the dilutive earnings calculation. The preference share dividends paid for the year of R24.3 million were added back in arriving at the dilutive earnings.

## Balance sheet

Net worth per ordinary share increased from 964 cents to 1 037 cents mainly as a result of increased profitability.

Net gearing increased from 28% to 33%, while gross gearing moved from 36% to 43%. The main contributors to the increased gearing were the higher level of capital expenditure and the increased level of investment in working capital. The group's gearing position over the past five years is shown in the graph.


42%
36%
22%
36%
43%
27%
22%
11%
28%
33%
03
04
05
06
07
Gearing
gross gearing
net gearing

During the year Global Credit Rating Co. reviewed the group's credit rating for domestic debt in Nampak Limited, and confirmed the credit rating for domestic debt in Nampak Products Limited, the main South African trading subsidiary:

| | Rating |
|---|---|
| Short-term commercial paper (guaranteed by Nampak Limited) | A1 |
| Short-term unsecured | A1 |
| Long-term unsecured | A+ |

The composition of the group's net borrowing position is:

| | 2007 Rm | 2006 Rm | % |
|---|---|---|---|
| South Africa | 1 913.4 | 1 265.6 | 51.2 |
| Borrowings | 1 984.2 | 1 321.7 | |
| Cash | (70.8) | (56.1) | |
| Europe and rest of Africa | 11.4 | 320.4 | (96.4) |
| Borrowings | 544.1 | 678.9 | |
| Cash | (532.7) | (358.5) | |
| Net borrowings | 1 924.8 | 1 586.0 | 21.4 |
| Net foreign denominated borrowings/(cash) analysed: | | | |
| UK pounds | (26.5) | (17.6) | |
| Euros | 28.5 | 27.0 | |
| US dollars | (3.8) | — | |
| Nigerian naira | 3 080.6 | 3 394.1 | |

The South African net borrowed position increased by R647.8 million during the year, mainly due to a R482.5 million increase in capital expenditure and the balance due to an increase in working capital.

Strong cash flows in Europe during the year, together with the receipt of the final £10 million on the Woburn Sands property sale, allowed the outstanding balance on the consortium loan to be reduced from £32 million (€45.7 million) to £23 million (€33 million). The loan covenant positions at year-end were all significantly within their thresholds.

Capital expenditure increased from R689.4 million in 2006 to R1 230.5 million as spending on capital projects ratcheted up to secure growth. The Bevcan 202 conversion project to reduce the material component in a can and the second Glass furnace cold-end revamp to improve quality and efficiency highlighted in 2006 were both successfully commissioned during the year. The waste-based paper mill project in the Corrugated division is forging ahead with the civil work largely complete.

Capital commitments have increased to R1 687.6 million at 30 September. This includes the remainder of the spend on the Corrugated paper mill, a scheduled rebuild on one of the Glass furnaces, an investment in a high speed beverage can line in Angola and an investment in a HDPE plastic recycling plant in the United Kingdom.

Spend on intangible assets reduced from R91.6 million in 2006 to R67.6 million in 2007 as the rollout of the South African ERP system draws to a close with two implementations remaining to complete the project. The European business system project that was put on hold during the strategic review has been reinstated. A breakdown of capital expenditure and intangibles by geography, as well as capital commitments, is shown below:

| | Replacement Rm | Expansion Rm | Total Rm |
|---|---|---|---|
| South Africa | 467.3 | 539.8 | **1 007.1** |
| Rest of Africa | 28.4 | 67.0 | **95.4** |
| Europe | 134.5 | 61.1 | **195.6** |
| **Total** | 630.2 | 667.9 | **1 298.1** |
| Capital expenditure | 573.9 | 656.6 | **1 230.5** |
| Intangibles | 56.3 | 11.3 | **67.6** |
| **Total** | 630.2 | 667.9 | **1 298.1** |
| **Capital commitments** | | | **1 687.6** |

## Cash flow

Cash generated from operations increased by R310.4 million to R2 045.3 million, mainly as a result of improved profitability. There was a further investment in working capital, particularly in stock, coupled with reduced credit terms from suppliers. The increase in stock was predominantly strategic in nature as the group managed shortages of polymer supply, paper suppliers who shut down for extended periods and some pre-price increase buying. Receivables were well controlled considering the increase in turnover.

Cash flow from operations was lower at R810.0 million, impacted by an increase in net interest paid of R73.9 million following the acceleration of capex spend and investment in working capital. Replacement capex was R274.8 million more than last year at R573.9 million. Distributions to shareholders increased 14.7% to R579.1 million.

## Financial risk management

A detailed analysis of the group's financial risk management policies is set out in note 1 of the annual financial statements.

*Exchange rates*

In general the group benefits from a weakening rand through improved competitiveness in the South African market against imported finished goods already packaged, exports to the rest of Africa and the translation of offshore earnings. Significant rand volatility against most major currencies was seen throughout the year with average rates appreciably weaker than the prior period. The table below sets out the average rates prevailing throughout the year and the closing rates at 30 September:

| | | 2007 | 2006 |
|---|---|---|---|
| Exchange rates | | | |
| Rand/UK pound | – average | 14.15 | 11.85 |
| | – closing | 13.95 | 14.55 |
| Rand/Euro | – average | 9.56 | 8.10 |
| | – closing | 9.72 | 9.85 |
| Rand/US dollar | – average | 7.18 | 6.57 |
| | – closing | 6.87 | 7.77 |

The group's policy is to protect cash flows from the effects of a weakening currency. In South Africa this is achieved by covering all net foreign currency-denominated transactions by way of derivative instruments, in particular forward exchange contracts. Although most African countries are unable to take out forward exchange contracts, this is monitored on an ongoing basis.

*Interest rates*

The group's funding requirements are structured using a combination of fixed and variable rate debt. To address concerns over increasing interest rates in South Africa the group entered into a number of fixed interest rate derivative contracts in the prior year. These vary from relatively short duration to as far out as 2010.

The current year has seen several interest rate increases in South Africa, the UK and Europe. However, the magnitude of the increases in South Africa has had a bigger impact on group earnings.

*Commodity prices*

The group is exposed to price movements in several commodities including tinplate, aluminium, polymers (linked to the crude oil price) and paper. During the year, the group has seen significant price increases in tinplate, aluminium, PET, HDPE, sand and soda ash.

The group hedged aluminium purchases during the year. Other commodities used by the group were purchased at spot rates as there is no futures market to take effective hedge positions.

*Liquidity*

The group actively manages its liquidity risk through its treasury operations in South Africa and Europe. Banking facilities are reviewed annually with sufficient capacity retained to meet expected future funding requirements. The commercial paper programme was used during the year.

The group is reviewing the term of its funding with the intention of introducing a greater proportion of longer duration facilities into the funding mix.

## Financial objectives

The group has set a number of financial objectives that it measures itself against in the longer term. The group has set itself a target of reaching these financial objectives in the next three years.

| Objective | Achieved | Target |
|---|---|---|
| Return on net assets | 18% | 23% |
| Return on equity | 18% | 21% |

The group is in the process of evaluating how to maximise the strength of its balance sheet and cash flows to improve its returns and financial ratios. The process will take into account the possible use of funds for capital projects, acquisitions and funding of retirement obligations. It is anticipated that these activities will contribute towards the achievement of the targets set above.

Performance against targets for 2003 to 2007 are shown in the graphs. Years prior to 2005 are not restated for IFRS purposes.



26%
26%
23%
23%
23%
23%
23%
17%
19%
18%
03
04
05
06
07


**Return on net assets**

■ *RONA*
— *target*



23%
23%
21%
21%
21%
19%
19%
12%
15%
18%
03
04
05
06
07


**Return on equity**

■ *ROE*
— *target*

Return on net assets declined in 2007, notwithstanding the improved financial performance, due to the higher level of capital expenditure that has not yet contributed to improved earnings. The group is placing increased emphasis on cash management, including improvements in net working capital, coupled with accelerated investments in higher return projects to meet the target of 23%.

Improved trading results and the lower tax charge contributed to a 3% improvement in return on equity for the year.

## Accounting policies and practices

The consolidated financial statements as well as comparative information have been prepared in conformity with IFRS. The principal policies have been applied consistently with the previous year.

## Future accounting developments

IFRS 7 *Financial Instruments – Disclosure*, together with the amendment to IAS 1 *Presentation of Financial Statements – Capital Disclosures* requires additional disclosures about the significance of financial instruments and their impact on the financial performance and position of the group. IFRS 7 also requires information about the extent to which the entity is exposed to risks arising from financial instruments and a description about management's objectives, policies and processes for managing those risks. The standard is effective for years commencing on or after 1 January 2007, and will be effective for the group in the 2008 financial year. The group is in the process of collating the information required for the additional disclosures.

The following standards and amended standards were issued during the current financial year and will be effective for years commencing after 1 January 2009, or the group's 2010 financial statements:

- IFRS 8 *Operating Segments* replaced IAS 14 *Segment Reporting* as part of the convergence project with US (United States) generally accepted accounting practice. The statement requires an entity to adopt the "management approach" to reporting on the financial performance of its operating segments.

The impact of this statement will be determined with reference to information used by management for evaluating segment performance and the determination of resource allocation to operating segments at the time of becoming effective.

- IAS 1 *Presentation of Financial Statements* has been revised and requires information in financial statements to be aggregated on the basis of shared characteristics and introduces a statement of comprehensive income. This will enable readers to analyse changes in a company's equity resulting from transactions with owners in their capacity as owners separately from "non-owners" changes. This will have limited impact on the disclosure for the group.
- IAS 23 *Borrowing costs* has removed the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. Nampak policy requires all borrowing costs relating to assets that take a substantial period of time to bring to use to be capitalised and consequently this change will not have an effect on the financial results or position of the group.

The International Financial Reporting Interpretations Committee ("IFRIC") issued several new interpretations during the current year. The adoption of these interpretations is not expected to have a material impact on the financial results or position of the group.

As part of the convergence project of the International Accounting Standards Board ("IASB") with United States generally accepted accounting practice, several exposure drafts have been circulated that are expected to be issued as standards in the next financial year. The impact of these new standards will be assessed on an ongoing basis and the group will adopt an implementation plan where applicable.

## Distribution

Following the strong growth in headline earnings for the year, the board has increased the annual distribution per share by 20% to 115.3 cents per share (2006: 96.1 cents per share). This results in a cover of 1.6 times and a yield of 5.3% at 30 September 2007.

## Contingent liabilities

Contingent liabilities decreased from R756.9 million to R686.7 million comprising mainly amounts in respect of South African tax assessments.

As previously communicated, the group had lodged objections to all the assessments raised by the South African Revenue Service ("SARS").

The objections lodged against the Malbak tax assessments were largely rejected by SARS and appeals against the assessments have been lodged. Following the initial R50 million payment made in 2006, no further payments have been made pending the outcome of these matters. Discussions around these amounts are at an advanced stage and details will be communicated once these have been concluded.

The group is pleased to report that the assessment raised by SARS relating to profits earned by Metal Box Botswana (Proprietary) Limited on the grounds that Metal Box Botswana was effectively managed in South Africa and did not have a permanent establishment in Botswana, has been withdrawn in full.

It was previously reported that a complaint was lodged with the Competition Commission for alleged collusion with respect to the acquisition of cullet for glass container manufacturing and that this complaint had been referred to the Competition Tribunal for hearing. The date of the hearing has not been set and accordingly there is nothing further to report on this issue.

The patent infringement case brought by Rotanotice against the Diehl group that was acquired in 2004 is continuing. While the courts issued a judgement against MY Healthcare France to pay €500 000 as provisional damages and €30 000 as a contribution to costs, MY Healthcare France lodged an appeal against the judgement. The court of appeal is unlikely to render a decision before the end of 2008. Given the present status of the case, it appears unlikely that the claims will exceed the amount held in escrow and no amount is included in contingent liabilities in the current year.

**Tim Jacobs**
*Chief financial officer*

Sandton

21 November 2007

# supplementary information

for the year ended 30 September

## S1 SIX-YEAR FINANCIAL REVIEW

### GROUP FINANCIAL OBJECTIVES

**Return**

To achieve a return before interest and taxation of at least 23% per annum on average net assets, an after tax return on equity of at least 21% and for investment decisions to exceed the weighted average cost of capital of 12.3%.

**Earnings**

To achieve a growth in earnings per share of not less than the annual inflation rate plus the economic growth rate (gross domestic product).

**Asset management**

To manage the investment in inventories and receivables to its commercially lowest level.

**Cash flow**

To generate sufficient cash flow after absorbing increases in working capital, financing charges, taxes and dividends, to fund capital expenditure for replacement of fixed assets.

### DEFINITIONS AND METHODOLOGY

**Return**

Profit from operations plus income from investments.

**Equity**

The aggregate of interest attributable to equity holders of the parent and minority interest.

**Total assets**

The net book value of property, plant and equipment (including investment properties), the carrying value of intangible assets, investments, non-current financial assets, deferred tax assets and current assets (excluding cash).

**Gross operating assets**

The net book value of property, plant and equipment (including investment properties), the carrying value of intangible assets, investments and current assets (excluding cash).

**Net assets**

Gross operating assets after deducting trade and other payables (including provisions).

**EBITDA**

Earnings before interest, investment income, share of associates, tax, depreciation and amortisation.

**Total liabilities**

The aggregate of non-current and current liabilities (deferred tax is excluded).

**Total borrowings**

All interest-bearing debt.

**Cash distribution/dividend declared per ordinary share**

Current year interim and final cash distribution/dividend per ordinary share.

**Employee numbers used for calculations**

Total number of employees time-weighted for acquisitions and disposals and adjusted for the group's share of joint ventures.

**Productivity per employee**

Volume growth over growth in number of employees.

**Ordinary shares in issue**

Total shares in issue including treasury shares.

**Abnormal items**

Items of income and expenditure, which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the period.

# supplementary information

for the year ended 30 September (continued)

| S1 SIX-YEAR FINANCIAL REVIEW *(continued)* | | IFRS 2007 | IFRS 2006 | IFRS 2005 | SA GAAP 2004 | SA GAAP 2003 | SA GAAP 2002 |
|---|---|---|---|---|---|---|---|
| **STATISTICS** | | | | | | | |
| **Earnings and dividend data** | | | | | | | |
| Weighted number of ordinary shares in issue | '000 | **582 505** | 579 968 | 638 262 | 640 958 | 640 444 | 531 237 |
| Headline earnings per ordinary share | cents | **184.6** | 151.2 | 88.0 | 146.1 | 145.4 | 140.9 |
| – Change over previous year | % | **22** | 72 | (40) | 1 | 3 | 61 |
| – Five-year compound annual growth rate | % | **5** | 1 | — | 4 | 8 | 7 |
| Earnings per ordinary share | cents | **181.0** | 148.6 | 102.0 | 150.9 | 141.1 | 123.7 |
| – Change over previous year | % | **22** | 46 | (32) | 7 | 14 | 50 |
| – Five-year compound annual growth rate | % | **5** | 4 | 4 | 5 | 8 | 4 |
| Cash distributions/dividends declared per ordinary share | cents | **115.3** | 96.1 | 83.6 | 83.6 | 69.7 | 60.6 |
| – Change over previous year | % | **20** | 15 | — | 20 | 15 | 14 |
| – Five-year compound annual growth rate | % | **11** | 10 | 9 | 9 | 6 | 7 |
| Cash distribution/dividend cover | times | **1.6** | 1.5 | 1.2 | 1.7 | 2.0 | 1.8 |
| **FINANCIAL DATA** | | | | | | | |
| Return on equity | % | **18** | 15 | 12 | 19 | 19 | 18 |
| Return on total assets | % | **13** | 14 | 12 | 16 | 16 | 13 |
| Return on net assets | % | **18** | 19 | 17 | 23 | 23 | 20 |
| Total asset turn | times | **1.8** | 1.9 | 2.0 | 1.7 | 1.6 | 1.5 |
| Gross gearing | % | **43** | 36 | 22 | 36 | 42 | 97 |
| Net gearing | % | **33** | 28 | 11 | 22 | 27 | 56 |
| Interest cover | times | **9** | 13 | 12 | 11 | 7 | 9 |
| Effective rate of tax | % | **26.8** | 39.0 | 44.2 | 34.8 | 38.1 | 33.9 |
| Number of ordinary shares in issue | '000 | **583 481** | 581 235 | 641 888 | 641 574 | 640 571 | 640 178 |
| Net asset value per ordinary share | cents | **1 037** | 964 | 880 | 839 | 758 | 748 |
| – Change over previous year | % | **8** | 10 | 5 | 11 | 1 | 45 |

| S1 SIX-YEAR FINANCIAL REVIEW *(continued)* | | IFRS 2007 | IFRS 2006 | IFRS 2005 | SA GAAP 2004 | SA GAAP 2003 | SA GAAP 2002 |
|---|---|---|---|---|---|---|---|
| **EMPLOYEE DATA** | | | | | | | |
| Permanent employees | | 13 721 | 14 376 | 15 204 | 16 466 | 18 025 | 13 764 |
| Temporary employees | | 1 868 | 1 825 | 2 498 | 2 656 | 1 672 | 1 637 |
| **Total employees** | | 15 589 | 16 201 | 17 702 | 19 122 | 19 697 | 15 401 |
| Employee numbers used for calculations | | 15 815 | 16 515 | 17 894 | 17 869 | 18 392 | 14 096 |
| Revenue per employee | R'000 | 1 076 | 924 | 845 | 979 | 988 | 971 |
| Employment cost per employee | R'000 | 215 | 189 | 190 | 202 | 198 | 192 |
| Productivity per employee | Index | 91 | 85 | 78 | 85 | 83 | 108 |
| **OPERATING RESULTS** | R million | | | | | | |
| Revenue | | 17 014.4 | 15 261.9 | 15 113.7 | 17 494.6 | 18 174.0 | 13 684.7 |
| Trading income | | 1 781.0 | 1 508.6 | 1 311.0 | 1 801.6 | 1 257.0 | 860.5 |
| Profit attributable to equity holders | | 1 054.2 | 861.8 | 651.3 | 967.1 | 903.5 | 657.1 |
| EBITDA | | 2 322.9 | 2 196.3 | 1 889.0 | 2 433.5 | 2 519.2 | 1 728.8 |
| **BALANCE SHEETS** | R million | | | | | | |
| Total shareholders' funds | | 6 049.5 | 5 603.9 | 5 651.6 | 5 415.9 | 4 947.8 | 4 886.0 |
| Retirement benefit obligation | | 565.1 | 721.9 | 540.7 | 161.9 | 147.8 | 106.7 |
| Deferred tax and other non-current liabilities | | 756.4 | 702.3 | 684.0 | 433.6 | 370.1 | 408.5 |
| Non-current loans and borrowings | | 526.5 | 1 021.8 | 929.7 | 1 091.5 | 1 289.0 | 1 879.1 |
| Current liabilities | | 5 135.1 | 4 374.0 | 3 473.5 | 3 975.6 | 4 354.9 | 6 039.3 |
| **Total equity and liabilities** | | 13 032.6 | 12 423.9 | 11 279.5 | 11 078.5 | 11 109.6 | 13 319.6 |
| Property, plant and equipment | | 5 666.9 | 5 217.9 | 4 819.5 | 4 228.1 | 4 255.7 | 5 075.8 |
| Intangibles | | 1 079.3 | 1 093.3 | 1 062.3 | 1 240.4 | 1 092.3 | 1 145.8 |
| Other non-current financial assets and deferred tax | | 296.5 | 312.1 | 210.9 | 55.0 | 117.6 | 187.4 |
| Current assets | | 5 989.9 | 5 800.6 | 5 186.8 | 5 555.0 | 5 644.0 | 6 910.6 |
| **Total assets** | | 13 032.6 | 12 423.9 | 11 279.5 | 11 078.5 | 11 109.6 | 13 319.6 |

| S1 SIX-YEAR FINANCIAL REVIEW *(continued)* | | IFRS 2007 | IFRS 2006 | IFRS 2005 | SA GAAP 2004 | SA GAAP 2003 | SA GAAP 2002 |
|---|---|---|---|---|---|---|---|
| **CASH FLOW** | R million | | | | | | |
| – Cash generated from operations | | **2 045.3** | 1 734.9 | 2 026.0 | 2 130.2 | 2 006.9 | 1 766.5 |
| – Cash retained from operating activities | | **230.9** | 402.8 | 561.6 | 391.6 | 906.1 | 940.5 |
| – Additions to property, plant, equipment and intangibles | | **(1 298.1)** | (781.0) | (847.6) | (995.6) | (884.4) | (784.4) |
| – Net (decrease)/increase in cash | | **(505.8)** | (799.8) | 423.7 | (48.0) | 17.9 | (378.4) |
| **SHARE PERFORMANCE** | | | | | | | |
| Market price per share | | | | | | | |
| – Highest | cents | **2 395** | 1 950 | 1 655 | 1 500 | 1 570 | 1 480 |
| – Lowest | cents | **1 800** | 1 490 | 1 385 | 1 230 | 1 100 | 1 015 |
| – Year-end | cents | **2 160** | 1 820 | 1 589 | 1 410 | 1 230 | 1 340 |
| Number of ordinary shares in issue | '000 | **655 972** | 653 726 | 669 314 | 641 574 | 640 571 | 640 178 |
| Market capitalisation* | R million | **14 169** | 11 898 | 10 635 | 9 046 | 7 879 | 8 578 |
| Volume of shares traded | '000 | **242 698** | 339 971 | 323 728 | 421 267 | 356 681 | 376 032 |
| Value of shares traded | R million | **5 131.9** | 5 720.2 | 4 977.6 | 5 614.6 | 4 610.5 | 4 669.4 |
| Volume of shares traded as a percentage of total issued shares | % | **37.0** | 52.0 | 48.4 | 65.7 | 55.7 | 58.7 |
| Earnings yield* | % | **8.5** | 8.3 | 5.5 | 10.4 | 11.8 | 10.5 |
| Cash distribution/dividend yield* | % | **5.3** | 5.3 | 5.3 | 5.9 | 5.7 | 4.5 |
| Price/earnings ratio* | times | **11.7** | 12.0 | 18.1 | 9.7 | 8.5 | 9.5 |

**Based on year-end market price.*

| | IFRS 2007 | IFRS 2006 | IFRS 2005 | SA GAAP 2004 | SA GAAP 2003 | SA GAAP 2002 |
|---|---|---|---|---|---|---|
| **ECONOMIC INDICATORS** | | | | | | |
| The principal economic indicators applied in the preparation of the group results are shown below: | | | | | | |
| **Exchange rates** | | | | | | |
| Rand/UK pound | | | | | | |
| – average | **14.15** | 11.85 | 11.53 | 11.84 | 11.57 | 16.42 |
| – closing | **13.95** | 14.55 | 11.21 | 11.64 | 11.57 | 16.56 |
| Rand/Euro | | | | | | |
| – average | **9.56** | 8.10 | 7.93 | 8.04 | 8.07 | 10.35 |
| – closing | **9.72** | 9.85 | 7.64 | 7.99 | 8.09 | 10.42 |
| Rand/US dollar | | | | | | |
| – average | **7.18** | 6.57 | 6.24 | 6.61 | 7.13 | 10.53 |
| – closing | **6.87** | 7.77 | 6.35 | 6.44 | 6.92 | 10.55 |

| S2 ADJUSTED SEGMENTAL INFORMATION | Profit from operations as reported | | Abnormal items | | Trading income | | Margins before abnormal items | |
|---|---|---|---|---|---|---|---|---|
| | 2007 R million | 2006 R million | 2007 R million | 2006 R million | 2007 R million | 2006 R million | 2007 % | 2006 % |
| Metals and Glass | 751.1 | 654.1 | (54.0) | 20.3 | 805.1 | 633.8 | 17.0 | 15.1 |
| Africa | 751.1 | 654.1 | (54.0) | 20.3 | 805.1 | 633.8 | 17.0 | 15.1 |
| Paper | 388.1 | 435.6 | (60.9) | 40.4 | 449.0 | 395.2 | 5.7 | 5.6 |
| Africa | 290.2 | 349.3 | (47.0) | 44.1 | 337.2 | 305.2 | 7.0 | 6.9 |
| Europe | 97.9 | 86.3 | (13.9) | (3.7) | 111.8 | 90.0 | 3.7 | 3.4 |
| Plastics | 381.7 | 385.5 | (22.4) | (9.1) | 404.1 | 394.6 | 9.0 | 9.7 |
| Africa | 226.7 | 232.7 | (20.4) | (7.9) | 247.1 | 240.6 | 8.5 | 8.7 |
| Europe | 155.0 | 152.8 | (2.0) | (1.2) | 157.0 | 154.0 | 10.1 | 11.9 |
| Group services | 100.3 | 62.7 | (22.5) | (22.3) | 122.8 | 85.0 | | |
| Africa | 59.8 | 30.4 | (19.5) | (26.7) | 79.3 | 57.1 | | |
| Europe | 40.5 | 32.3 | (3.0) | 4.4 | 43.5 | 27.9 | | |
| Total | 1 621.2 | 1 537.9 | (159.8) | 29.3 | 1 781.0 | 1 508.6 | 10.5 | 9.9 |
| Geographical analysis | | | | | | | | |
| South Africa | 1 203.0 | 1 174.9 | (125.4) | 46.4 | 1 328.4 | 1 128.5 | 11.6 | 10.7 |
| Rest of Africa | 124.8 | 91.6 | (15.5) | (16.6) | 140.3 | 108.2 | 14.1 | 12.1 |
| Europe | 293.4 | 271.4 | (18.9) | (0.5) | 312.3 | 271.9 | 6.4 | 6.5 |
| Total | 1 621.2 | 1 537.9 | (159.8) | 29.3 | 1 781.0 | 1 508.6 | 10.5 | 9.9 |

For segmental purposes, Bevcap is now included under Plastics (Africa) and not Metals (Africa). Comparative figures have been restated. The restatement resulted in R46.3 million in profit from operations in 2006 being reclassified from Metals to Plastics.

# shareholders' analysis

at 30 September 2007

## MAJOR INDIVIDUAL HOLDINGS

| According to the register of shareholders as at 30 September 2007, the following shareholders controlled 5% or more of the issued ordinary share capital: | | Number of shares held | % of total issued shares |
|---|---|---|---|
| Allan Gray Investment Council | | 175 526 791 | 26.76 |
| Remgro Limited | | 78 096 694 | 11.91 |
| Public Investment Corporation | | 49 421 523 | 7.53 |
| Sanlam Investment Management | | 45 738 060 | 6.97 |
| Nampak Products Limited | | 45 070 855 | 6.87 |
| **Nominee disclosures** | | | |
| To the best of the directors' knowledge, having made enquiries of nominees and other registered holders of Nampak's ordinary shares, the following parties hold beneficial interests of more than 5% of such ordinary shares: | | | |
| Industrial Partnership Investments (Remgro Limited) | | 78 096 694 | 11.91 |
| Public Investment Corporation | | 49 421 523 | 7.53 |
| Nampak Products Limited (treasury shares) | | 45 070 855 | 6.87 |
| Allan Gray Limited | | 41 296 510 | 6.30 |
| **Ordinary shareholder spread analysis at 30 September 2007** | **Number of shareholders** | **Number of shares held** | **% of total issued shares** |
| Public | 7 558 | 499 263 252 | 76.11 |
| Non-public | 22 | 156 708 809 | 23.89 |
| **Analysis of non-public ordinary shareholders** | | | |
| Industrial Partnership Investments (Remgro Limited) | 1 | 78 096 694 | 11.91 |
| Nampak Products Limited (treasury shares) | 1 | 45 070 855 | 6.87 |
| Trustees of the Nampak Black Management Trust | 1 | 27 369 195 | 4.17 |
| Trustees of the Nampak Employee Share Trust | 1 | 5 610 000 | 0.86 |
| Directors and associates | 17 | 510 764 | 0.08 |
| Trustees of the Nampak 1979 Share Purchase Trust | 1 | 51 301 | 0.01 |
| **Preferred ordinary shareholder spread analysis at 30 September 2007** | | | |
| Non-public | 1 | 31 857 195 | 100.00 |
| **Analysis of non-public preferred ordinary shareholders** | | | |
| Red Coral Investments 23 (Pty) Limited | 1 | 31 857 195 | 100.00 |
| Red Coral Investments 23 (Pty) Limited is owned as follows: | | | |
| Aka Capital (Pty) Limited | | 18 020 232 | 56.57 |
| Unions: CEPPWAWU and South African Typographical Union | | 9 010 116 | 28.28 |
| Broad-based women's grouping (National African Women's Alliance) | | 3 217 898 | 10.10 |
| Nampak black non-executive directors | | 1 608 949 | 5.05 |
| **6% cumulative preference shareholder spread analysis at 30 September 2007** | | | |
| Public | 60 | 181 937 | 45.48 |
| Non-public | 3 | 218 063 | 54.52 |
| **Analysis of non-public 6% cumulative preference shareholders** | | | |
| Shareholding in excess of 10% of the 6% preference share capital | 4 | 259 631 | 64.91 |
| **6.5% cumulative preference shareholder spread analysis at 30 September 2007** | | | |
| Public | 21 | 32 643 | 32.64 |
| Non-public | 4 | 67 357 | 67.36 |
| **Analysis of non-public 6.5% cumulative preference shareholders** | | | |
| Shareholding in excess of 10% of the 6.5% preference share capital | 4 | 67 357 | 67.36 |

contents





## Corporate social investment and sustainability committee

Overall policy for corporate social investment is provided by a committee which considers and allocates resources to appropriate projects. The committee meets four times per annum to monitor and review progress on the group's social investment and sustainability objectives. It is chaired by the human resources director of our Africa region and members include senior managers from our group corporate administration. A non-executive director also sits on the committee.

## Economic impact

### Countries of operation

The group has 90 operations throughout South Africa and in a further 11 countries on the African continent. It also has 26 operations in eight countries in Europe.


29%
6%
65%

**Revenue**

- *south africa*
- *rest of africa*
- *europe*

Corporate sustainability is a business approach that creates long-term shareholder value by embracing the opportunities and managing risks from economic, environmental and social developments.



*Learners from Corrilyn Primary School in the KwaZulu-Natal Midlands build a solar cooker as one of their eco-schools projects*

## Group value added statement

| | 2007 Rm | 2006 Rm |
|---|---|---|
| Revenue | 17 014 | 15 262 |
| Cost of raw materials, goods and services | 10 645 | 9 560 |
| Value added | 6 369 | 5 702 |
| Income from investments | 7 | 5 |
| Wealth created | 6 376 | 5 707 |
| Distribution of wealth | | |
| Employees (salaries, wages and other benefits) | 3 397 | 3 121 |
| Government (income tax) | 435 | 653 |
| Providers of capital (interest) | 202 | 123 |
| Shareholders (dividends) | 579 | 505 |
| Re-investment | 1 763 | 1 306 |
| Wealth distributed | 6 376 | 5 707 |
| Dealings with government | | |
| Gross contributions to government | | |
| Company taxes | 356.8 | 537.3 |
| RSC levies | — | 18.0 |
| Rates and taxes | 37.1 | 41.0 |
| Customs and excise duties | 14.5 | 44.3 |
| | 408.4 | 640.6 |
| Other government grants | 2.2 | 3.3 |
| Charged against group income | 406.2 | 637.3 |
| Collected on behalf of government | 1 259.6 | 1 326.6 |

Value distributed to stakeholders


2007
53%
28%
9%
3%
7%
employees
government
lenders
shareholders
reinvestment


2006
55%
23%
9%
2%
11%

## Economic transformation

The Nampak group is committed to broad-based black economic empowerment and supports the Broad-Based Black Economic Empowerment Act and the Department of Trade and Industry's codes of good practice and scorecard. Nampak published its own Black Economic Empowerment Charter in 2004 and progress on meeting its objectives is dealt with in this report.

### Ownership

Our Charter states that Nampak is to be regarded as a black-empowered company by 2014 from an ownership perspective, as measured by an accredited rating agency.

The progress made as at September 2007 in achieving this objective is detailed hereunder.

At least 5% of the shares in the group are held by its South African employees and 5% by a broad-based BEE consortium. This consortium comprises:

- Aka Capital, which is chaired by Reuel Khoza, a leading businessman and one of the group's black non-executive directors;
- Two of Nampak's other black non-executive directors;
- The National African Women's Alliance which is a grouping of African women with grassroots representation in all nine provinces in South Africa;
- The Chemical, Energy, Paper, Printing, Wood and Allied Workers Union (CEPPWAWU) which organises the majority of unionised workers in Nampak; and
- The South African Typographical Union (SATU) which is also active in Nampak.

Two operating divisions are partly owned by black shareholders, being Disaki Cores & Tubes in which 30% of the shares are owned by Seswiki Investments (Pty) Limited and Interpak Books in which 25.1% of the shares are owned by Crosspoint Trading 45 (Pty) Limited.

## Management control

*Non-executive directors*

At board level there are four black non-executive directors one of whom is female. This is 40% of the total and meets the target set for 2014.

Employment equity

The group is fully compliant with the Employment Equity Act and the required reports were submitted timeously to the Department of Labour.

Employment equity committees, which include management and labour representatives, are functional in all the group's operations and divisional managing directors, together with the human resources director for Africa are responsible for the setting of employment equity targets taking into account the overall group objectives. The group's senior executives' incentive is discounted for failure to achieve these targets.

The status of employment equity amongst the group's management is shown in the table below:

| Group | 2007 | Target |
|---|---|---|
| African managers | 25% | 24% |
| Black managers | 45% | 44% |
| Female managers | 21% | No target |

The trends in the group's management staff complement are shown in the charts.

The targets in our BEE Charter have been set at 55% for all black managers and 20% for black female managers by 2014.



68% 18% 5%
65% 19% 6%
62% 21% 7%
60% 22% 7%
57% 24% 7%
03 04 05 06 07
coloured
asian
african
white

Employment equity profile



83% 17%
83% 17%
81% 19%
80% 20%
79% 21%
03 04 05 06 07
female
male

Gender profile

## Skills development and training

The table below illustrates the various programmes in place to develop skills at all levels throughout the group:

| Programme | Target group | Candidates | % Black |
|---|---|---|---|
| Foundation Development Programme | Production & clerical | 22 | 77 |
| Tomorrow's Leadership Programme | Supervisors & first-line management | 42 | 76 |
| Management Development Programme | Middle management | 18 | 55 |
| Graduate Recruitment & Development Programme | Entry-level graduates | 24 | 100 |
| Sales Acumen Development | Sales managers & representatives | 30 | 50 |
| Manufacturing Techniques | Production & manufacturing | 60 | 81 |

Our Foundation Development Programme ("FDP") is designed for shop-floor production and clerical employees with leadership potential to enable them to move into supervisory roles.

Supervisors and first-line managers or other skilled employees who have potential to advance to management positions attend the Tomorrow's Leadership Programme ("TOM").

Our Management Development Programme ("MDP Plus") is aimed at high-potential middle managers.

The Graduate Recruitment and Development Programme ("GRDP") addresses the skills shortage in engineering, finance, information technology and marketing. It is a two-year programme during which young graduates are placed in jobs at divisions and complete an academic course involving individual and group assignments. Successful candidates are offered permanent employment in the group. The retention rate in this programme is a competitive 80%.

Our Sales Acumen Development and Manufacturing Techniques programmes are aimed at sales and manufacturing professionals to improve their overall skills levels.

In addition to the abovementioned specific programmes we conduct extensive training, including industrial relations, productivity improvement, health and safety,



*Fezekile Tshiqi HR director Africa and Skona Ndlovu, librarian at Swelihle Senior High School at Umlazi. This school won the award for the best library in KwaZulu-Natal* first aid and fire-fighting to name but a few. Since 2001 we have received refunds totalling R47 million from the Department of Labour as a proportion of the skills development levy. Nampak continues to play a significant role in the Media, Advertising, Printing, Publishing and Packaging — Sector Education and Training Authority (MAPPP-SETA) by ensuring that appropriate training is provided to the industry. Two senior Nampak managers serve on the executive committee of this organisation.

A total of 4 247 South African employees, of whom 81% are black, attended a range of occupational training courses during 2007 as shown in the table below:

| | |
|---|---|
| African | 1 998 |
| Coloured | 761 |
| Asian | 688 |
| White | 800 |
| **Total** | **4 247** |

## Social impact

### Responsibility to society

The group has a target of allocating up to 1% of its profit after tax to corporate social investment. During 2007 R7.6 million was spent in the following broad categories:

| Category | R000's |
|---|---|
| Education | 3 385 |
| Business Trust | 862 |
| Health and welfare | 877 |
| Environment | 1 313 |
| Crime prevention | 1 000 |
| Charities | 131 |
| | **7 568** |

### Education – R3.4 million

Our ***bursary scheme***, which has been operating successfully for many years, provides assistance to high-potential learners to continue their education at tertiary institutions. Being a manufacturing organisation we focus mainly on those learners who are studying towards accounting, science and engineering degrees and endeavour as far as possible to offer them employment opportunities in the group. A total of 44 bursars are currently involved in the scheme.

Our *school-partnering programme* is now in its sixth year. The schools chosen for this initiative are carefully selected and are in areas close to our factories and where it is likely that our employees' children will attend.

We are presently partnering the following schools:

*Gauteng*

- Amogelang Secondary School at Soshanguve, near Pretoria
- Lebohang Secondary School at Boipetong, near Vanderbijlpark
- Lethulwazi Comprehensive Secondary School at Vosloorus, near Boksburg

*KwaZulu-Natal*

- Swelihle Senior High School at Umlazi, near Durban. This school recently won the award for the best library in KwaZulu-Natal

*Western Cape*

- Belhar High School at Belhar, near Bellville
- Luhlaza High School at Khayelitsha, near Cape Town. This school recently won the award for the best library in Western Cape.

Improvement plans are formulated in conjunction with the school governing bodies and may vary depending on the particular needs of each school. These plans may include:

- Improving teachers' maths and science credentials;
- Equipping laboratories and libraries;
- Employing qualified librarians;
- Providing computer centres;
- Providing administrative infrastructure and modern teaching aids;
- Enhancing security and general infrastructure;
- Environmental education; and
- Awarding bursaries to the top students in mathematics, science and accounting.



*Learners in the library at Luhlaza High School at Khayelitsha near Cape Town*

A Nampak employee from a factory in close proximity to each school is tasked with maintaining regular contact with the school management and members of the corporate social investment and sustainability committee regularly meet with the school governing bodies to review academic results and future needs.



The Education Quality Improvement Partnerships ("EQUIP") programme, which is run by the National Business Initiative ("NBI"), has been implemented at the two schools which we helped build under the auspices of the Nelson Mandela Foundation. These schools are Dan Tloome Primary School in Ikageng, near Potchefstroom and Makgoke Primary School in Temba, near Hammanskraal. This programme focuses on improving the overall management and capacity of the schools and assists them in developing into strong and viable education institutions with sound and strategically designed school development plans.

We have established a close relationship with the School of Mechanical, Industrial and Aeronautical Engineering at the University of the Witwatersrand. Our sponsorship of this faculty entails engaging with the University to increase the supply of graduate engineers, the provision by the University of tailored services and processes and minimising our risks of recruitment.

## Business Trust – R0.9 million

We continued our support of the Business Trust which is a partnership between business and government to stimulate employment, build capacity and enhance trust. Since its inception in 1999, over 140 companies in South Africa have committed more than R1.5 billion to the Business Trust. Its main priorities are to support the following:

- The drive for growth and investment in priority sectors of tourism and business process outsourcing;
- The Expanded Public Works Programme and the development of the poverty nodes in order to respond to the needs of the poor; and
- Programmes that help build capacity through skills acquisition and the development of infrastructure.

## Health and welfare – R0.9 million

Our *Thembalethu* (Our Hope) programme which supplies Nampak-manufactured Cuddlers disposable diapers to homes which care for babies affected by AIDS is now in its fifth year and during this time we have donated almost six million diapers.

*Hospices* provide unique care to the terminally ill and we continued to provide financial assistance to the following hospices:

- Brotherhood of St Gerard in Mandini;
- St Bernard's Hospice in East London;
- St Francis Hospice in Port Elizabeth;
- Community Care Project in Pietermaritzburg;
- Highway Hospice in Durban;
- St Luke's Hospice in Cape Town; and
- Hospice in Mofolo, Soweto.


Unite 4 Health

*One of the Hospices we continued to support in 2007*

## Environment – R1.3 million

*Eco-Schools*

The Eco-Schools programme is designed to encourage curriculum-based action for a healthy environment. It is an internationally-recognised award scheme that accredits schools that make a commitment to continuously improving their school's environment. Eco-Schools is a programme of the Foundation for Environmental Education and the South African programme was launched in May 2003.

The group helped initiate this programme which was implemented by the Wildlife and Environment Society of South Africa ("WESSA") in partnership with WWF-SA.

In 2007 almost 800 schools were registered with the programme and the following illustrates the successes achieved thus far:

- 308 schools earned their flags in 2006;
- 17 schools have retained their flags since inception;
- 28 have been awarded their flags three times;
- 126 have been awarded their flags twice; and
- 291 have been awarded their flag for the first time.

*Used beverage cans*

Collect-a-Can, which collects and recycles used beverage cans, has been running an annual schools' competition since 1993, the primary objective of which is to promote environmental responsibility and education amongst children. Schools not only generate funds from the cans they sell to Collect-a-Can but also have an opportunity of winning cash prizes which can be used to improve their facilities. Nampak continued its co-sponsorship of this important project in which over 700 schools participated in 2007.



## Crime prevention – R1 million

With high levels of crime affecting all spheres of life in South Africa, we increased our support of Business Against Crime which is seeking closer co-operation with government in the fight against crime. The main objectives of this intervention are:

1. Maintain the Business Against Crime public/private partnership between government and business in fighting crime in South Africa.
2. Develop and support a mutually-agreed vision between government and business on issues of crime.
3. Influence government and business strategy, policy and priorities.
4. Transfer business skills to government without creating a dependency.
5. Drive working solutions that deliver results.
6. Demonstrate that business is committed to the fight against crime.

## Various other worthy causes – R0.1 million

We contributed to many worthy causes in 2007, including:

- African Enterprise – an interdenominational, multicultural ministry that seeks to mobilise local communities to bring about spiritual, social and economic transformation;
- The Starfish Foundation which supports a number of projects aimed at the upliftment of disadvantaged children;
- Knights of Da Gama which in turn supported The Guild Cottage, a home for abused women and children, MIQ, a pre primary school in Eldorado Park and Nazareth House, a home for the aged and for babies suffering from HIV/AIDS;

- Johannesburg Child Welfare Society, one of the leading child/family service delivery agencies in South Africa;
- Little Eden, a home for persons with mental handicaps;
- NBI Eastern Cape Business Government Initiative which aims to provide systematic support to the Eastern Cape provincial government to speed up service delivery and infrastructure development;
- Ikageng Old Age Relief Fund – this organisation, which was established in 1984, provides care to the elderly and disabled in Tshepiso, Bophelong, Boipatong and Sebokeng which are areas in which some of our employees based at our factory in Vanderbijlpark live;
- SA Federation for Mental Health; and
- Centre for Language and Hearing Impaired Children.

## Responsibility to employees

Nampak has over 15 000 employees as shown in the chart alongside.


2 595
1 344
11 650
Employees
south africa
rest of africa
europe

*HIV and AIDS*

We have a comprehensive HIV and AIDS awareness programme and 78% of our South African employees have now undergone voluntary counselling and testing on site. The current prevalence rate is below that reported by other major manufacturing organisations in South Africa and we continue to encourage all our employees to come forward for testing.

*Occupational health and safety*

The group complies with the Occupational Health and Safety Act. At our factories, safety, health and environment committees are in place to assess and reduce the impact on the environment of our manufacturing activities and to ensure the safety of our employees. We unfortunately have to report on accidents in two of our operations in which two of our employees were tragically killed. There were also eight incidents in which fingers were amputated due to employees not adhering to laid down safety procedures. The disabling injury frequency rate was less than 2.5.

*People development*

We continue to focus on the identification, development and retention of our people to ensure that we have appropriate leadership and specialist talent.

Succession planning reviews are conducted regularly by the executive committee to identify employees with potential for advancement. Management training programmes are reviewed to ensure that they are aligned with the group's strategies.

*Interacting with our employees*

The group has a variety of participative structures at different levels for dealing with issues which affect employees. These include national framework agreements with all three major trade unions, CEPPWAWU, NUMSA and SATU associated with the group in South Africa, collective bargaining mechanisms, safety committees, employment equity and skills development committees and other participative forums.

During the past year we developed an intranet site which provides employees with pertinent information about the group on a daily basis. We also produce an in-house newspaper Nampak News three times per annum which deals with company issues and news in more depth.

In our European operations we have collective labour and voluntary recognition agreements.

These structures are designed to achieve good employer and employee relationships through effective sharing of relevant information, the identification and resolution of conflict as well as consultation by management with employees.

## Environmental impact

### Environmental impact assessments

All major new projects, major additions and extensions undertaken in the group are preceded by full environmental impact assessments.

### Asbestos

We undertook further replacements and encapsulations of the asbestos materials at our owned factories in 2007 and will complete the project in 2008 at a total cost of some R10 million. We also completed an evaluation of premises leased by the group and will be liaising with the landlords to resolve any asbestos-related problems.

### Emissions/Waste disposal

Our safety, health and environment committees are responsible for identifying any emissions or waste disposal practices that do not conform to acceptable standards. We have a formalised environmental policy which is aligned to ISO 14000.

### Food and pharmaceutical standards

We adhere to several food-related safety and quality standards including:

- Hazard Analysis and Critical Control Point (HACCP);
- European Union directives on materials in contact with food; and
- British Retail Consortium (BRC) standards on manufacturing and supplying food packaging.

## Recycling

Packaging is a vital component of modern living providing protection, portability, preservation and convenience as well as attracting consumers to our customers' products. It is, however, also a visible part of the waste-stream and often gets blamed for much of the litter found in streets and in the countryside.

As Africa's largest packaging company we are acutely aware of the impact that our products can have on the environment in which we live and are consequently directly involved in many recycling initiatives including:

## Metals

Collect-a-Can, which is a joint venture between Nampak and Arcelor Mittal, collects and recycles used beverage cans. From a recovery rate of 18% in 1993, when Collect-a-Can was established, to 67% in 2007, South Africa is a world leader in the recovery of used tinplate beverage cans.



## Glass

Cullet forms an integral part of the manufacturing process of glass bottles. Nampak is a founder sponsor of the Glass Recycling Company which collects 25% of used glass bottles.

## Paper

The overall recycling rate of paper in South Africa varies between 65% and 70% of waste generated. Nampak collects and recycles some 170 000 tons of paper waste per annum which is used to produce tissue wadding and packaging papers at our paper mills. This will increase to some 220 000 tons once our new brown paper mill is fully operational in 2009.

In Europe we are a member of Pro-Carton, which is an organisation that promotes soundness and cost-effectiveness of folding cartons.

## Plastics

We continue to participate in the Enviromark and other initiatives driven by the South African Plastics Federation. Nampak Polycyclers converts some 6 000 tons per annum of recycled polyethylene into crates, drums, refuse bins and buckets.

In South Africa approximately 50 000 collectors receive an income from the various collection and recycling initiatives across the different packaging material types.

In Europe we are currently investing £5 million in a recycling project that will collect and use up to 30% of post-consumer milk bottles as raw material for new bottles.

# corporate governance

Nampak's board of directors is committed to ensuring that the group adheres to high standards of corporate governance in the conduct of its business.

Nampak complies with all the requirements for corporate governance of the JSE Limited and in the year under review applied all the principles of the Code of Corporate Practice and Conduct contained in the 2002 King Report, except as set out in this report.

## Board of directors

Nampak has a unitary board structure which comprises three executive and ten non-executive directors. Mr PL Campbell retired as a non-executive director on 31 May 2007 and Mrs CWN Molope was appointed a non-executive director on 1 June 2007. All the non-executive directors are independent with the exception of Messrs RJ Khoza and MH Visser. The chairman, Mr T Evans, became independent by definition on 1 October 2006. The board's responsibilities are contained in a formal charter and include the following:

- to review and approve corporate strategy;
- to approve and oversee major capital expenditure, acquisitions and disposals;
- to monitor operational performance and management;
- to review annual budgets and business plans;
- to identify and monitor key risk areas;
- to ensure that appropriate control systems are in place for the proper management of risk, financial control and compliance with all laws and regulations;
- to approve the appointment and replacement, where necessary, of the chief executive officer and other senior executives and to oversee succession planning;
- to approve the nomination of directors and to monitor the performance of all the directors, including the chairman and the chief executive officer; and
- to oversee the company's disclosure and communication process.

The positions of chief executive officer and chairman are separated, with responsibilities divided between them for matters affecting the board and management.

The board meets at least six times per annum and the details of attendance in financial year 2007 are provided at the end of this report. The board is responsible for the strategic direction of the group, while also maintaining control over all material matters affecting the group including operational performance, risk management and the selection of directors. All service contracts with executive directors may be terminated on notice periods not exceeding 12 months. All directors are subject to retirement by rotation and re-election by shareholders every three years, other than the chief executive officer during the period of his service contract. The re-appointment of non-executive directors is not automatic. The appointments of new directors are subject to confirmation by shareholders at the first annual general meeting after their appointment. Biographical details of all the directors are set out on pages 10 and 11 of this annual report.

There are comprehensive management reporting disciplines in place which include the preparation of annual budgets by all operating units. The strategic plan, the group budget, summaries of divisional sales, operating profit and capital expenditure are reviewed and approved by the board. Results and the financial status of divisions are reported on at board meetings against approved budgets and compared to the prior year. Profit projections, forecast cash flows and working capital and borrowing levels are also reported on at these meetings.

All directors have access to the advice and services of the company secretary. In appropriate circumstances they may seek independent professional advice about the affairs of the company at the company's expense. The director concerned would initially discuss and clear the matter with the chairman or the company secretary unless this would be inappropriate.

An orientation and induction programme for directors is in place. The chairman of the board is responsible for monitoring the performance of each individual director, while the chairman of each committee is responsible for monitoring the performance of the relevant committee and its individual members. A formal evaluation of the board was carried out during the year with the assistance of an external consultant.

## Board committees

The board has established four formal committees which are dealt with below. In addition the board decided on 27 September 2007 to establish a transformation committee. The terms of reference and composition of the committee will be finalised within the first half of the 2008 financial year.

### Remuneration and nominations committee

*Members:*

T Evans (chairman)

DA Hawton

MM Katz

ML Ndlovu

Remuneration and nominations are combined into a single committee, the remuneration and nominations committee. The committee is chaired by the independent chairman of the company and in addition comprises three independent directors. The committee meets at least three times per year. The meetings are attended by the chief executive officer, but he does not participate in discussions regarding his own remuneration.

The committee met formally on three occasions during the financial year. It operates within written terms of reference which were adopted on 10 September 2002.

The terms of reference provide direct authority to the committee to consider contractual arrangements of executives including general remuneration policy. The committee is authorised to approve executive remuneration that is fair and competitive at the commencement of each financial year, after taking into account the business strategy and talent retention. In addition, the committee considers the structure, size and composition of the board, succession and retention.

The committee also reviews the executive recommendations for non-executive directors' fees and committee fee structures against market data before submissions to the board and finally shareholders at the annual general meeting for approval.

## Audit committee

***Members:***

RV Smither (appointed chairman on 1 January 2007)

T Evans

MM Katz

CWN Molope (appointed on 1 June 2007)

RA Williams

(Note: Mr PL Campbell resigned as chairman of the committee on 31 December 2006 and as a member of the committee on 31 May 2007 following his retirement from the board. Mr T Evans resigned as a member on 1 October 2007).

The audit committee is chaired by an independent director of the company and in addition comprises four independent, non-executive directors. Mr Smither was appointed as chairman of the committee on 1 January 2007. The committee meets at least three times per year and the meetings are also attended by appropriate executives including the chief executive officer and the chief financial officer.

The committee operates within written terms of reference which are reviewed and updated regularly. The responsibility of the committee includes the review and evaluation of the effectiveness of the internal controls of the group (with reference to the findings of both the internal and external auditors), the nature, scope and performance of internal audit, the consideration of the appointment of the external auditor, the review of the nature and scope of the external audit, review of the process for financial reporting and monitoring of compliance with laws and regulation, material pending litigation, material defalcations, risk management, insurance covers, the ethics policy of the group, important accounting issues and specific disclosures in the financial statements.

The internal and external auditors report to the committee at each meeting on the results of their work and they also have unrestricted access to the chairman and other members of the committee.

A risk management committee has been formed as a committee of the board reporting through the audit committee and it provides assistance in the identification, assessment, managing and monitoring of risks facing the group.

## Risk management committee

***Members:***

TN Jacobs (chairman)

GE Bortolan

N Cumming

NP O'Brien

KM Kathan (appointed on 15 May 2007)

S Meisel

RV Smither (appointed on 26 July 2006)

(Note: Mr PL Campbell resigned as a member of the committee on 31 May 2007).

The risk management committee operates within written terms of reference. It was formed in the 2003 financial year as a committee of the board, but reports to the board through the audit committee. The committee meets at least twice per year in the week before the meetings of the audit committee. The committee is chaired by the chief financial officer, since it performs primarily an executive function. The committee also comprises the chairman of the audit committee, the chief executive officer and other senior executives of the group. The primary function of the committee is to establish and maintain a common understanding of the risk environment, to identify and agree the risk profile of the group, to co-ordinate the group's risk management efforts and to report via the audit committee to the board on the risk management work undertaken.

## Corporate social investment committee

***Members:***

FV Tshiqi (chairman)

N Bengani

SS Dennis

GA Hayward

LD Kidd

KM Mokoape

MA Otto

The committee meets at least four times per year. It is chaired by the human resources director: Nampak Africa Region and also comprises an independent director and senior managers of the group.

The function of the committee is dealt with on page 60 of the Sustainability Report.

## Risk management

### Accountability

The focus of risk management is on identifying, assessing, managing, monitoring and reporting material forms of risk across the group.

The board is accountable for the total process of risk management and internal control. Its policy on risk management encompasses all significant business risks to the group including strategic, financial, operational, technology and compliance risks.

The risk environment in which the business operates is ever-changing. Each level of management, from the board of directors downwards, is responsible for regular appraisals of the risk environment in which they operate, and to ensure that significant risks are identified, assessed, managed, and reported on.

The risk management framework defines the company's risk management standards and procedures, which in turn guide how significant risks are identified, assessed, managed and reported on, and are based on the requirements of the King II Code of Corporate Practices and prevailing best practice. The group's risk management framework is aligned to the Committee of Sponsoring Organisations ("COSO") enterprise risk management framework.

### Structure

Group internal audit is responsible for facilitating the risk management and assurance processes across the group. The internal audit programme is continuously aligned with the results of the risk management programme.

### Risk assessment

Formal risk assessments are completed annually at each division and group support function using a proprietary risk management software and structured methodology. The group continuously benchmarks its enterprise risk management processes with prevailing best practices and enhances and aligns them therewith.

The risk assessment methodology used evaluates the possible impact of the risk assessed, and formalises the mechanisms and measures used to monitor, manage and control those risks. These are reviewed at group level through a consolidated risk register.

The risk assessment process has determined the estimated value at risk of the group's top risks worldwide. The group's main residual risks (which are the risks after factoring in the implemented controls) identified by this process, as at 30 September 2007, listed alphabetically are:

- Currency volatility
- Effective and continuous supply of electricity
- Environmental management
- Global procurement trends
- Inbound supply chain dependency
- Market dynamics
- Reputation
- Retention and development of human capital

## Risk response and assurance

A group-wide system of internal control is used to manage significant risks. This provides reasonable assurance that the company's business objectives will be met, even in the event of a disastrous incident impacting on activities.

Risks are further controlled and managed by group policies limiting exposure in specific areas such as finance, treasury, human resources, marketing, procurement, quality assurance, as well as external and internal insurance programmes. Furthermore, risk and control audits of all plants are carried out annually to check compliance against written standards and the occupational health and safety requirements.

The group seeks to maintain a sound system of internal control, based on its policies and guidelines, in all material associates and joint ventures. Where this is not possible, the responsible directors seek assurance that significant risks are being managed in an acceptable manner.

## Accountability and audit

The directors confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. For this reason they continue to adopt the going-concern basis for preparing the financial statements.

The annual financial statements have been prepared in accordance with International Financial Reporting Standards. They are based on appropriate accounting policies which have been consistently applied and are supported by reasonable and prudent judgements and consistent estimates. Adequate accounting records and internal controls and systems have been maintained to provide reasonable assurance on the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for the group's assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties.

The effectiveness of internal controls and systems is monitored through the utilisation by management of internal control checklists, formal reporting of material defalcations and other losses and the use of an internal audit department.

The internal audit department is an independent appraisal function which reviews the adequacy and effectiveness of internal controls and the systems which support them. This includes controls and systems at the operating entities and in relation to business and financial risks which could have an adverse effect on the group. Weaknesses identified by the internal auditors are brought to the attention of the directors and management. The head of the internal audit department reports directly to the chairman of the audit committee, but is responsible administratively to the chief financial officer. He may be dismissed or appointed only with the concurrence of the audit committee. The purpose, authority and responsibility of the internal audit department is formally defined.

The external auditors provide an independent assessment of internal controls and systems through the audit work that they perform. They complement the work of the internal auditors and review all internal audit reports on a regular basis. The external auditors are also responsible for reporting on whether the financial statements are fairly presented and their report is presented on page 101.

Nothing has come to the attention of the directors, nor the attention of the internal or external auditors, to indicate that any material breakdown in the functioning of the abovementioned internal controls and systems has occurred during the year under review.

During the year under review the external auditors provided valuable non-audit related services to the company including:

| | Rm |
|---|---|
| • consultancy services for the implementation of the ERP system | 9.6 |
| • taxation consultancy services | 5.3 |
| • human resource and other consulting | 0.4 |

The board has considered the extensive use made of consultancy services from the external auditors for the implementation of the ERP system and for taxation services, but is satisfied that the separation of reporting responsibilities ensures that the independence of the external auditors is not jeopardised.

## Ethics

Nampak's Code of Business Ethics requires all directors and employees to act with honesty and integrity and to maintain the highest ethical standards. The code deals with compliance with laws and regulations, conflicts of interest, relationships with customers and suppliers, gifts and favours, remuneration, outside employment, directorships, company funds and property, confidentiality, company records and communications, competition, insider trading, donations and sponsorships and employment and labour rights.

Nampak operates Tip Offs Anonymous, which allows callers to report confidentially on any violations of Nampak's policies and procedures. All disclosures received, resultant investigations and the outcome thereof are communicated and reported to the audit committee.

Systems and procedures are in place to monitor and enforce the code and the directors believe that the requirements of the code have largely been met by employees.

## Price-sensitive information

In accordance with the JSE Limited's guidelines on price-sensitive information, the company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. Only the chairman, the chief executive officer, the chief financial officer and the investor relations manager may discuss matters which may involve price-sensitive information with third parties. The company follows a "closed period" principle, during which period employees and directors are prohibited from dealing in the company's shares.

The usual closed periods endure from approximately the middle of March until the publication in May of the interim results for the six-month period ended 31 March and from approximately the middle of September until the publication in November of the financial results for the year ended 30 September. Additional periods may be declared "closed" from time to time if circumstances warrant this action.

## Attendance at board and committee meetings during the year ended 30 September 2007

| | Board | | Audit committee | | Corporate social investment committee | | Remuneration and nominations committee | | Risk management committee | |
|---|---|---|---|---|---|---|---|---|---|---|
| | A | B | A | B | A | B | A | B | A | B |
| GE Bortolan | 6 | 6 | 3 | 3 | | | 3 | 3 | 2 | 2 |
| PL Campbell* | 4 | 4 | 3 | 3 | | | | | 2 | 1 |
| N Cumming | 6 | 6 | | | | | | | 2 | 1 |
| T Evans | 6 | 6 | 3 | 3 | | | 3 | 3 | 2 | 2 |
| DA Hawton | 6 | 4 | | | | | 3 | 2 | | |
| TN Jacobs | 6 | 6 | 3 | 3 | | | | | 2 | 2 |
| MM Katz | 6 | 6 | 3 | 3 | | | 3 | 3 | | |
| RJ Khoza | 6 | 4 | | | | | | | | |
| KM Mokoape*** | 6 | 2 | | | 3 | 3 | | | | |
| CWN Molope** | 2 | 1 | | | | | | | | |
| ML Ndlovu | 6 | 6 | | | | | 3 | 2 | | |
| RV Smither | 6 | 6 | 3 | 3 | | | | | 2 | 2 |
| MH Visser | 6 | 6 | | | | | | | | |
| RA Williams | 6 | 5 | 3 | 3 | | | | | | |

Column A indicates the number of meetings held during the period the director was a member of the board and/or committee.

Column B indicates the number of meetings attended during the period the director was a member of the board and/or committee.

**Retired with effect on 31 May 2007.*

***Appointed with effect from 1 June 2007.*

****Leave of absence was approved by the board for extended studies in the USA.*

# remuneration report

This report of the remuneration and nominations committee has been approved by the board. The associated tables of directors' remuneration, their pension entitlements, and the awards made in terms of the long-term incentive plans, including the share appreciation plan and performance share plan, have been audited by Deloitte & Touche, and should be read in conjunction with this report.

## The remuneration and nominations committee

The remuneration and nominations committee ("remcom") is a committee of the board and usually meets three times each year. Attendance at these meetings is shown on page 83. The role of the remcom includes the following mandates:

- To consider general remuneration policy for directors and senior executives;
- To approve remuneration packages for directors;
- To approve managerial incentive bonus scheme structures, group financial targets and directors' individual performance criteria;
- To recommend the trust deeds for the share schemes to shareholders and to approve allocations within the approved terms;
- To approve executive service contracts;
- To review recommendations from the executives for non-executive director fees and to submit these to the board;
- To consider the balance and effectiveness of the board, including its structure, size and composition;
- To consider succession plans to ensure sufficient depth to meet manpower requirements; and
- To review the company's achievement in respect of employment equity and skills retention programmes. This role will move to the transformation committee during 2008 once it has been formed.

The minutes of these meetings are circulated to the directors. The remcom is entitled to use external consultants to seek advice on certain matters, and to this end, appropriate experts have advised the remcom during the year. PricewaterhouseCoopers have advised on executive and non-executive directors' remuneration and the long-term incentive remuneration structures. Hay Group, Deloitte Consulting and Global Remuneration Solutions have provided benchmarks of pay levels for both executive and non-executive remuneration. No other services have been provided by these organisations. The chief executive officer attends the remcom meetings, except when his remuneration is discussed, and provides input to the remcom regarding the remuneration of his direct reports.

### Members of the remuneration and nominations committee

Membership criteria of the remcom are set out in the terms of reference and the current members, who are considered by the board as being appropriately independent, are:

- Mr T Evans (chairman)
- Mr DA Hawton
- Mr MM Katz
- Mr ML Ndlovu

Whilst the remcom is responsible for nominations, it will be chaired by the group chairman with an appropriate balance provided by other independent non-executive directors.

## Changes to remuneration policy during the year

The component within the short-term incentive linked to individual performance targets has been reduced from 40% to 30% of guaranteed package for directors for 2008, with a commensurate increase in the financial target component.

## Remuneration philosophy

### Non-executive directors

The board considers and recommends the fees of the non-executive directors after taking into account the duties performed and market trends. Non-executive directors receive a fixed level of remuneration for their services based on their participation in board meetings and on other committees. The non-executive directors do not receive incentive bonus payments nor do they participate in any of the executive share plans. The chief executive officer recommends the non-executive director fee structures after obtaining input from external consultants and the group human resource executive regarding market trends and current pay practices. Consideration is given to any changes in the levels of responsibility and complexity of the roles when assessing fee recommendations. These recommendations are then considered by the remcom and the board before being submitted to shareholders for approval. An increase to the non-executive directors' and committees' fees will be proposed for 2008 and the proposals are set out on page 98 and in the notice of annual general meeting. The fees earned by non-executive directors for the financial period under review are outlined in table 6(a).

## Executive directors

The remuneration philosophy is designed to support the group's strategy of a performance culture through attraction and retention of the appropriate calibre of directors and senior executives. The remuneration components are structured to create a climate that motivates and supports high levels of performance from an individual contribution and team perspective. The attraction and retention of talent requires remuneration structures that are relevant, transparent and competitive when benchmarked against appropriate market survey data and practices in each jurisdiction. The annual cash incentive bonus combined with the longer-term share plans are structured to encourage sustainable superior growth in earnings through the achievement of challenging performance criteria and are designed to align longer-term director remuneration directly to growth in shareholder wealth. The remcom aims to place an appropriate balance in the weightings between guaranteed pay and on-risk pay and the aim is to increase the on-risk pay component.

## Executive directors' remuneration

The table below summarises the different elements of the executive directors' remuneration packages. Further details are provided on pages 88 to 96:

| Remuneration component | Basis for determination | Delivery |
|---|---|---|
| Guaranteed package | • Based on market median considering the size and complexity of the role.<br>• Certain directors, residing in South Africa, are responsible for operational roles offshore and receive offshore remuneration for these roles. | • Paid monthly in cash, and includes cash value of benefit payments such as pension and medical.<br>• Annual review at year-end. |
| Incentive bonus | • Reward directors and senior management for the achievement of financial growth.<br>• Maximum potential capped at 120% of guaranteed package for chief executive officer and 100% for other executive directors.<br>• Individual performance targets are set to a maximum of 30% of guaranteed package.<br>• The balance is based on group financial targets. | • Paid annually in cash.<br>• Annual review at year-end. |
| Performance share plan | • Release of the shares is conditional upon the group achieving specific performance targets.<br>• Alignment with shareholder objectives.<br>• Three to five year vesting. | • Delivered in shares.<br>• 2006 allocation subject to the achievement of a total shareholder return performance condition.<br>• Future allocations will include total shareholder return and normalised headline earnings per share performance conditions. |
| Share appreciation plan | • Rights conditional upon the group achieving specific performance criteria.<br>• Alignment with shareholder objectives.<br>• Motivate and retain talent at executive and senior management levels.<br>• Three to five year vesting, 10 year lapse. | • Delivered in shares.<br>• Subject to the achievement of normalised headline earnings per share performance conditions. |
| Retirement funding, assured benefit cover and healthcare | • In line with general market trends in the jurisdiction of operation.<br>• Retirement funding for directors provided on a defined contribution basis.<br>• Medical aid cover funded by company on retirement if director was employed prior to 1 June 1996. | • Annual review at year-end. |

## Executive directors' remuneration in more detail

### Guaranteed package

Director job levels are established with assistance from external consultants after considering the size and complexity of the role. These are then benchmarked against the market on an annual basis at the end of each financial year using comprehensive survey data in related industries for each jurisdiction. This information, together with an overview of published remuneration, provides the remcom with a sound base on which to make informed decisions.

The remcom has the authority to approve guaranteed packages that will attract and retain the correct calibre of talent. Guaranteed package levels are recommended by the chief executive officer after taking into account individual experience, current performance and contribution, and future career progression. The targeted level of guaranteed packages for 2008 is the average market median of three survey providers. The remcom has discretion to approve guaranteed packages below or above the median where specific circumstances merit a differential.

Retirement funding, assured benefit cover and healthcare form part of the overall guaranteed package in line with general market trends. The company liability in respect of retirement funding and assured benefits has been capped for directors where the company meets the contributions as a fixed percentage of the guaranteed package. All directors are participants in the defined contribution section of the Nampak Group Pension Fund. The total value of the contributions towards retirement funding is shown separately in table 1(a) on page 90 of this report. Directors who joined the company prior to 1 June 1996 receive post-retirement medical aid cover funded by the company on retirement. The costs of providing for this benefit for directors and other key management have been included on page 174 of this report. The guaranteed packages earned by the directors are reflected in table 1(a) on page 90 of this report.

Certain directors who reside in South Africa are also responsible for operational direction and management offshore and are contracted to and paid remuneration by those structures. These amounts are reflected separately in table 1(a) and are reviewed annually or when director responsibilities change.

## Annual cash incentive bonus

The annual cash incentive bonus scheme is reviewed in detail by the remcom who bring experience from their participation on other remuneration committees and board positions. This experience, coupled with extensive local and international market data and trend information, provides sufficient information to set the financial targets at the commencement of each financial year once the business strategy has been agreed. The primary focus of the incentive scheme for the financial year under review remained to reward directors and senior management for the achievement of challenging financial growth. The maximum potential incentive bonus for the year ending 30 September 2007 was capped at 120% of guaranteed package for the chief executive officer and 100% for the other executive directors.

The annual cash incentive provides for rewards to be paid for achievement against financial performance targets as well as individual delivery against identified strategic targets. During the period under review, the financial component under the incentive bonus scheme for directors was based on growth in normalised headline earnings per share. Normalised headline earnings per share targets exclude any fair value adjustments for financial instruments in order to remove the volatility from this non-trading adjustment when measuring performance.

To continue aligning the group's employment equity strategy with director remuneration, the directors' incentives earned will be discounted up to 20% for non-achievement of employment equity targets.

The other component of the annual incentive bonus continued to be linked to the achievement of individual performance targets. Individual performance targets are reviewed by the remcom and cover strategic initiatives which are considered by the board to be crucial for future growth and profitability within the group. Payments under this component are made irrespective of performance against the financial component with the remcom holding overriding discretion.

For the financial year under review, the directors achieved the group financial and employment equity targets. The annual incentive bonus payments that accrued for the financial period are set out in table 1(a) and include amounts earned under the individual performance component.

The remcom has reviewed the annual cash incentive scheme for the financial year ending 30 September 2008 and has decided to retain both components in the annual cash incentive bonus, namely financial and individual performance. The financial component for the directors will be based on improvements in normalised headline earnings per share. The maximum weighting allocated to individual performance criteria will reduce from 40% to 30% of guaranteed package. The discount factor for non-achievement of employment equity targets will continue to be applied.

*Table 1(a): Executive directors' remuneration 2007*

| Name | Basic salary (rand) | Payments by offshore companies (rand) Note 1 | Company contribution to retirement (rand) | Value of other benefits (rand) Note 2 | Guaranteed package (rand) | Incentive bonus (rand) | Total remuneration 2007 (rand) |
|---|---|---|---|---|---|---|---|
| GE Bortolan | 2 629 444 | 1 453 160 | 228 281 | — | 4 310 885 | 4 381 845 | 8 692 730 |
| N Cumming | 2 434 790 | — | 209 710 | — | 2 644 500 | 2 380 050 | 5 024 550 |
| TN Jacobs | 1 707 717 | 259 890 | 146 283 | — | 2 113 890 | 1 957 000 | 4 070 890 |

*Note 1: For the purpose of total remuneration, offshore payments have been converted into rand at the average annual exchange rate.*

*Note 2: Other benefits comprise the value of leave pay due at retirement, retirement gratuity and restraint of trade payment.*

*Table 1(b): Executive directors' remuneration 2006*

| Name | Basic salary (rand) | Payments by offshore companies (rand) Note 1 | Company contribution to retirement (rand) | Value of other benefits (rand) Note 2 | Guaranteed package (rand) | Incentive bonus (rand) | Total remuneration 2006 (rand) |
|---|---|---|---|---|---|---|---|
| GE Bortolan | 2 462 165 | 1 165 199 | 213 648 | — | 3 841 012 | 4 031 558 | 7 872 570 |
| N Cumming | 2 279 527 | — | 196 598 | — | 2 476 125 | 2 104 707 | 4 580 832 |
| TN Jacobs* | 1 575 251 | 208 395 | 134 749 | — | 1 918 395 | 1 710 000 | 3 628 395 |
| AS Lang** | 2 090 245 | — | 180 905 | 3 944 483 | 6 215 633 | 1 589 803 | 7 805 436 |

*Appointed to the Nampak Limited board with effect from 1 October 2005.*

**Retired from the Nampak Limited board with effect from 30 September 2006.*

*Note 1: For the purpose of total remuneration, offshore payments have been converted into rand at the average annual exchange rate.*

*Note 2: Other benefits comprise the value of leave pay due at retirement, retirement gratuity and restraint of trade payment.*

## Share plans

### The Nampak 1985 Share Option Scheme

The share option scheme has not been used to grant awards since 1 December 2004. Details of the options exercised during the year and the options outstanding are set out in tables 3(a) and 4(a).

The share options granted in previous years have not had any performance conditions attached to them.

### Performance Share Plan

The performance share plan provides for the grant of performance share awards to executive directors and nominated senior managers on an annual basis. Release of the shares is conditional upon the group achieving specific performance targets which are set by the board's non-executive directors at commencement of the three-year performance period. In order to align participant reward with shareholders' returns and to support retention strategies, one-third of the released shares vest immediately on the release date, the second one-third a year after the release date and the final one-third two years after the release date or five years from the original award date.

The first allocation of performance shares was in 2006 and the performance target for these awards was based on the group's TSR ranked against the TSR achievement of the constituent companies of the JSE 40 excluding mining and resource companies. The resource companies were excluded in order to improve the relevance of the comparator group. The combined TSR performance of certain other listed packaging companies was also included in the ranking scale.

The maximum value of performance awards is set by the board's non-executive directors each year after taking into account individual performance and contribution, future succession and retention aspects. External consultants provide sufficient information to ensure that the awards are market-related and that the performance conditions can be regarded as sufficiently challenging. The annualised expected value for each director is in line with market benchmarks.

Following consultation with our external consultants, the performance condition for the next grant will be based on growth in normalised headline earnings per share on a linear basis between 5% and 15% per annum in excess of the Consumer Price Index over a three-year period and the group's average TSR ranked against the TSR achievement of the constituent companies of the JSE 40 excluding mining companies (which currently comprises 31 comparator companies).

All awards for executive directors and nominated senior executives were made under the performance share plan in 2006. The next performance award allocations within the overall value limit will be split between the performance share plan and the share appreciation plan, with the majority of the allocation under the performance share plan. These awards will be made in November in order to align the performance periods with annual reporting to shareholders.

## Share Appreciation Plan

The share appreciation plan provides the board's non-executive directors with an instrument to retain executive directors and nominated senior executives as well as providing the chief executive officer with a means to attract and retain talent at senior management levels within the group.

Under the share appreciation plan, a number of share appreciation rights will be periodically offered to executive directors, senior executives and senior managers. These rights will be conditional upon the group achieving specific performance criteria relating to real normalised headline earnings per share growth as set by the board's non-executive directors. At the end of the three-year performance period, the number of shares that are released and vest to each participant is determined against achievement of the performance targets. In order to align participant reward to that of shareholders and to support retention strategies, one-third of the shares can be accessed immediately on the release date, the second one-third a year later and the final one-third two years later or five years after commencement of the original conditional award. All vested awards must be exercised within 10 years of the original conditional award date.

The performance target for the awards made to senior managers in 2006 was based on growth in normalised headline earnings per share relative to the Consumer Price Index over a three-year period of between 3% and 9% per annum.

Following consultation with our external consultants, the performance condition for future grants will be based on growth in normalised headline earnings per share at 2% per annum in excess of the Consumer Price Index over a three-year period. The remcom reviews the targets at each allocation date.

*Table 2: Performance share plan awards 2007*

| Name | Number of awards in conditional shares at 30 September 2007 | Performance period three years from: |
|---|---|---|
| GE Bortolan | 315 000 | 1 April 2006 |
| N Cumming | 145 000 | 1 April 2006 |
| TN Jacobs | 110 000 | 1 April 2006 |

The actual share options issued until December 2004 and the gains on the options exercised for the financial period under review for the directors are indicated in table 3(a). No further allocations will be made under the share option scheme.

*Table 3(a): Directors' share options 2007*

| Name | Balance at 1/10/2006 | Options exercised during the year | Gains on options exercised (rand) | Exercise price (cents) | Date exercised | Balance at 30/09/2007 |
|---|---|---|---|---|---|---|
| GE Bortolan | 1 364 200 | — | — | — | — | 1 364 200 |
| N Cumming | 791 900 | — | — | — | — | 791 900 |
| TN Jacobs | 190 000 | — | — | — | — | 190 000 |
| T Evans* | 1 100 000 | — | — | — | — | 1 100 000 |

*Share options allocated to Mr T Evans before February 2003 whilst he held an executive position.*

*Table 3(b): Directors' share options 2006*

| Name | Balance at 1/10/2005 | Options exercised during the year | Gains on options exercised (rand) | Exercise price (cents) | Date exercised | Balance at 30/09/2006 |
|---|---|---|---|---|---|---|
| GE Bortolan | 1 424 200 | 60 000 | 672 000 | 745 | 28/06/2006 | 1 364 200 |
| N Cumming | 791 900 | — | — | — | — | 791 900 |
| TN Jacobs | 190 000 | — | — | — | — | 190 000 |
| AS Lang | 579 200 | 42 500 | 310 250 | 1 060 | 21/06/2006 | |
| | | 87 500 | 638 750 | 1 060 | 27/06/2006 | 449 200 |
| T Evans* | 1 405 700 | 164 300 | 1 837 860 | 745 | 28/06/2006 | |
| | | 8 200 | 91 725 | 745 | 28/06/2006 | |
| | | 133 200 | 1 070 395 | 1 060 | 28/06/2006 | 1 100 000 |

*Share options allocated to Mr T Evans before February 2003 whilst he held an executive position.*

Participants in the share option scheme could elect to receive trust loans in terms of the Nampak 1979 Share Purchase Scheme from the share purchase trust to finance the exercise of share options. All share trust loans have been settled and there are no outstanding loans in the share purchase trust. Table 4(a) sets out the shares held by the directors which were purchased using the loan facility.

*Table 4(a): Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2007*

| Name | Balance at 1/10/2006 | Purchases | Sales | Balance of shares purchased using loan facility at 30/09/2007 | Effective selling price of shares during year (rand) | Total costs of shares sold during year (rand) | Gain for the year (rand) |
|---|---|---|---|---|---|---|---|
| GE Bortolan | 59 400 | — | — | 59 400 | — | — | — |
| T Evans | 175 500 | — | — | 175 500 | — | — | — |

*Table 4(b): Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2006*

| Name | Balance at 1/10/2005 | Purchases | Sales | Balance of shares purchased using loan facility at 30/09/2006 | Effective selling price of shares during year (rand) | Total costs of shares sold during year (rand) | Gain for the year (rand) |
|---|---|---|---|---|---|---|---|
| GE Bortolan | 66 000 | — | 6 600 | 59 400 | 15.13 | 51 810 | 48 048 |
| T Evans | 195 000 | — | 19 500 | 175 500 | 15.13 | 120 450 | 174 585 |
| AS Lang | 53 300 | — | 5 330 | — | 15.13 | 41 841 | 38 802 |
| | | | 42 970 | — | 17.90 | 337 315 | 431 849 |
| | | | 5 000 | — | 16.40 | 39 250 | 42 750 |

## Dilution and IFRS expense

The level of dilution of the share schemes is within the parameters set by the remcom and approved by shareholders.

The IFRS 2 expense recognised during the year in respect of past grants is set out in table 5(a).

*Table 5(a): Recognised IFRS 2 expense during 2007*

| Name | Number at 30 September 2007 | Expenses recognised during year |
|---|---|---|
| GE Bortolan | | |
| Options | 1 364 200 | 467 957 |
| Performance share plan | 315 000 | 628 706 |
| N Cumming | | |
| Options | 791 900 | 261 181 |
| Performance share plan | 145 000 | 289 405 |
| TN Jacobs | | |
| Options | 190 000 | 173 630 |
| Performance share plan | 110 000 | 219 548 |
| T Evans | | |
| Options | 1 100 000 | 56 180 |

*Table 5(b): Recognised IFRS 2 expense during 2006*

| Name | Number at 30 September 2006 | Expenses recognised during year |
|---|---|---|
| GE Bortolan | | |
| Options | 1 364 200 | 594 916 |
| Performance share plan | 315 000 | 105 071 |
| N Cumming | | |
| Options | 791 900 | 337 356 |
| Performance share plan | 145 000 | 48 366 |
| TN Jacobs | | |
| Options | 190 000 | 194 789 |
| Performance share plan | 110 000 | 36 692 |
| T Evans | | |
| Options | 1 100 000 | 111 142 |
| AS Lang | | |
| Options | 449 200 | 110 815 |

## Service contracts

Indefinite-term contracts based on a notice period between 12 months for the chief executive officer and six months for the executive directors have been signed by the executive directors. The remcom reviews the notice periods with effect from 1 October each year and has agreed to retain the periods at the levels outlined above for the year ending 30 September 2008. In the event of redundancy, executives would be entitled to an additional capped payment equivalent to a maximum of 60 weeks' pay in terms of the Nampak Limited redundancy policy.

## Non-executive directors' remuneration in detail

The fees earned by the non-executive directors for the financial period under review are outlined in table 6(a).

*Table 6(a): Non-executive directors' remuneration 2007*

| Name | Notes | Directors' fees (rand) | Audit committee fees (rand) | Remuneration and nominations committee fees (rand) | Corporate social investment committee (rand) | Total (rand) |
|---|---|---|---|---|---|---|
| PL Campbell | 1 | 70 048 | 48 185 | — | — | 118 233 |
| T Evans | 2 | 850 000 | 52 500 | 84 000 | — | 986 500 |
| DA Hawton | | 105 000 | — | 42 000 | — | 147 000 |
| MM Katz | 3 | 105 000 | 52 500 | 42 000 | — | 199 500 |
| RJ Khoza | 4 | 105 000 | — | — | — | 105 000 |
| KM Mokoape | | 105 000 | — | — | 23 100 | 128 100 |
| ML Ndlovu | | 105 000 | — | 42 000 | — | 147 000 |
| CWN Molope | 5 | 34 880 | 17 548 | — | — | 52 428 |
| RV Smither | | 105 000 | 91 767 | — | — | 196 767 |
| MH Visser | 6 | 105 000 | — | — | — | 105 000 |
| RA Williams | | 105 000 | 52 500 | — | — | 157 500 |

*Note 1: Retired from the Nampak Limited board and audit committee with effect from 31 May 2007.*

*Note 2: Mr T Evans continues to participate in the share option scheme for allocations that were issued prior to his retirement from the group.*

*Note 3: Fees paid to Edward Nathan Sonnenbergs Incorporated.*

*Note 4: Fees paid to Aka Capital (Pty) Limited.*

*Note 5: Appointed to the Nampak Limited board with effect from 1 June 2007.*

*Note 6: Fees paid to M & I Group Services Limited.*

*Table 6(b): Non-executive directors' remuneration 2006*

| Name | Notes | Directors' fees (rand) | Audit committee fees (rand) | Remuneration and nominations committee fees (rand) | Corporate social investment committee (rand) | Total (rand) |
|---|---|---|---|---|---|---|
| PL Campbell | | 100 000 | 100 000 | – | – | 200 000 |
| T Evans | 1 | 1 250 000 | – | – | – | 1 250 000 |
| DA Hawton | | 100 000 | – | 40 000 | – | 140 000 |
| MM Katz | 2 | 100 000 | 50 000 | 40 000 | – | 190 000 |
| RJ Khoza | 3 | 100 000 | – | – | – | 100 000 |
| KM Mokoape | | 100 000 | – | – | 22 000 | 122 000 |
| ML Ndlovu | | 100 000 | – | 40 000 | – | 140 000 |
| RV Smither | 4 | 18 356 | 9 178 | – | – | 27 534 |
| MH Visser | 5 | 100 000 | – | – | – | 100 000 |
| RA Williams | | 100 000 | 50 000 | – | – | 150 000 |

*Note 1: The fees for the chairman take into account that approximately 30% of his time is spent on Nampak business. Mr T Evans continues to participate in the share option scheme for allocations that were issued prior to his retirement.*

*Note 2: Fees paid to Edward Nathan Sonnenbergs Incorporated.*

*Note 3: Fees paid to Aka Capital (Pty) Limited.*

*Note 4: Appointed to the Nampak Limited board with effect from 26 July 2006.*

*Note 5: Fees paid to M & I Group Services Limited.*

The proposed increases in the level of fees payable to the non-executive directors for 2008 are set out in the table below. The previous duties in respect of the corporate social investment committee will be incorporated into the transformation and sustainability committee.

*Table 7: Proposed directors' fees and committee fees for 2008*

| | Proposed 2008 | Approved 2007 |
|---|---|---|
| Services as directors: | | |
| Chairman of the board | 900 000 | 850 000 |
| Directors | 120 000 | 105 000 |
| Audit committee | | |
| Chairman | 120 000 | 105 000 |
| Members | 60 000 | 52 500 |
| Remuneration and nominations | | |
| Chairman | 90 000 | 84 000 |
| Members | 48 000 | 42 000 |
| Corporate social investment | | |
| Member | 26 400 | 23 100 |



# contents

# certificate by company secretary

I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act, 61 of 1973 and that all such returns are true, correct and up to date.

**NP O'Brien**
*Company secretary*

21 November 2007

# approval by the directors

TO THE MEMBERS OF NAMPAK LIMITED

The directors of the company are responsible for the preparation and integrity of the annual financial statements and related financial information included in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards and incorporate full and responsible disclosure in line with the accounting philosophy of the group.

The directors believe that the company will be a going concern for the foreseeable future.

An audit committee, consisting of non-executive directors, meets periodically with the company's external auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters.

**T Evans**
*Chairman*

**GE Bortolan**
*Chief executive officer*

Sandton
21 November 2007

# report of the independent auditors

TO THE MEMBERS OF NAMPAK LIMITED

We have audited the group annual financial statements and annual financial statements of Nampak Limited, which comprise the consolidated and separate balance sheets as at 30 September 2007, and the consolidated and separate income statements, the consolidated statement of recognised income and expense, the separate statement of changes in equity and consolidate and separated cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory notes, and the directors' report, as set out on pages 102 to 190.

Directors' responsibility for the financial statements

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual financial statements present fairly, in all material respects, the consolidated and separate financial position of Nampak Limited as at 30 September 2007, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

Deloitte + Touche

Deloitte & Touche
Registered Auditors
*Per* RG Saayman
*Partner*

21 November 2007

Buildings 1 and 2, Deloitte Place
The Woodlands Office Park, Woodlands Drive
Sandton 2196

# directors' report

NATURE OF BUSINESS

Nampak Limited is Africa's largest and most diversified packaging company with 65 operations in South Africa, 25 operations in 11 other African countries and 26 operations in Europe. It produces packaging products from metals, paper, plastics and glass and is a major manufacturer and marketer of tissue products.

The group is actively engaged in the collection and recycling of all forms of used packaging.

Nampak is listed on the JSE Limited in the Industrial Goods and Services sector under "Containers and Packaging".

GOING CONCERN

The directors believe that the company will be a going concern for the foreseeable future.

ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). The principal accounting policies have been applied consistently with the previous year.

BORROWING FACILITIES

Group gross borrowings at 30 September 2007 amount to R2 528.3 million (2006: R2 000.6 million). In terms of the company's articles of association, the borrowing powers are unlimited. Details of the non-current term borrowings are set out in note 15 on pages 150 and 151.

REVIEW OF OPERATIONS AND RESULTS

The performance of the divisions and the group's results are comprehensively reviewed on pages 12 to 39 and 108 to 190.

STRUCTURAL CHANGES

Nampak Products Limited exercised its call option to acquire the remaining 50% shareholding in Burcap Plastics (Pty) Limited with effect from 26 March 2007 for a purchase price of R24.8 million.

Nampak Products Limited sold its Flexpak Belville business as a going concern to Transpaco effective from 4 December 2006 for a consideration of R52.3 million.

A 25.1% shareholding in Interpak Books (Pty) Limited was sold by Nampak Products Limited to a black empowerment company on 2 April 2007 for R16.3 million.

Polyfoil Zimbabwe (Pvt) Limited (formerly Nampak Polyfoil Zimbabwe (Pvt) Limited), undertook a rights issue during the financial year to increase its issued share capital. In the process, the group did not take up its rights, which resulted in its shareholding being reduced to 0.7%, while the remaining shareholder increased its shareholding to 99.3%.

Certain properties surplus to the group's requirements were sold for a total consideration of R34.1 million.

SHARE CAPITAL

Details of the authorised and issued share capital are given in note 14 to the financial statements.

During the year the issued ordinary share capital was increased as follows:

| | Ordinary shares of 5 cents each |
|---|---|
| Issued at 30 September 2006 | 653 726 161 |
| Ordinary shares allotted to employees and retired employees other than directors in terms of the Nampak 1985 Share Option Scheme ("Option Scheme") | 2 245 900 |
| Issued at 30 September 2007 | 655 972 061 |

There were no changes to the issued preferred ordinary shares and the 6.5% and 6% preference shares.

SHARE PLANS

The Nampak 1985 Share Option Scheme ("Option Scheme")

A total of 2 245 900 ordinary shares of 5 cents each were allotted during the year consequent upon the exercise of share options.

The relevant particulars of the Option Scheme, which scheme has since been closed to future allocations, are set out below:

| | Ordinary shares | |
|---|---|---|
| | 2007 | 2006 |
| Balance at the commencement of the financial year | 12 060 000 | 15 463 334 |
| Options exercised during the year | (2 245 900) | (2 975 334) |
| Options forfeited | (77 500) | ( 428 000) |
| Balance at the end of the financial year | 9 736 600 | 12 060 000 |
| These options are exercisable over periods between 1 October 2007 and 1 December 2014 at an average price of 1 209 cents: | | |
| Directors | 3 446 100 | 3 895 300 |
| Other employees and retirees | 6 290 500 | 8 164 700 |
| Total | 9 736 600 | 12 060 000 |
| Number of participants | 119 | 150 |

**The Nampak Limited Performance Share Plan ("PSP") and the Nampak Limited Share Appreciation Plan ("SAP")**

The purpose of the PSP is to attract, retain, motivate and reward senior employees, including executive directors of the group, who are able to influence the performance of the group, on a basis which aligns the interests of such participants with those of the company's shareholders.

The purpose of the SAP is to retain executive directors and nominated senior executives as well as providing the chief executive officer with a means to attract, motivate and retain talent at senior management levels within the group.

The two plans may be summarised as follows:

| The Nampak Limited Performance Share Plan | 2007 | 2006 |
|---|---|---|
| Balance at the commencement of the financial year | 1 295 000 | — |
| Number of awards in conditional shares granted during the year: | | |
| Executive directors | — | 570 000 |
| Senior employees | — | 725 000 |
| Balance at the end of the financial year | 1 295 000 | 1 295 000 |
| Number of participants | 15 | 15 |
| **The Nampak Limited Share Appreciation Plan** | | |
| Balance at the commencement of the financial year | 2 896 500 | — |
| Number of conditional performance shares granted to employees during the year | 8 000 | 3 000 500 |
| Forfeitures/cancellations | (179 000) | (104 000) |
| Balance at the end of the financial year | 2 725 500 | 2 896 500 |
| Number of participants | 142 | 156 |

**Placement of unissued shares under the control of the directors for purposes of the share plans**

In terms of resolutions passed by shareholders of the company at the annual general meeting held on 8 February 2006, no more than 7.13% of the total issued ordinary shares as at 24 January 2006 (46.4 million shares) may be set aside from the unissued share capital of the company for purposes of all share plans. The total unissued shares under the control of the directors for purposes of all share plans at 30 September 2007 is summarised below:

| | |
|---|---|
| Balance at the commencement of the financial year | 30 147 034 |
| *Less:* Awards granted in terms of the SAP during the current financial year | (8 000) |
| *Add:* Options forfeited during the current financial year | 77 500 |
| *Add:* Awards forfeited in terms of the SAP during the current financial year | 179 000 |
| Maximum available for future allocation | 30 395 534 |

The above calculation illustrates the maximum potential dilution impact of all the share plans and it is unlikely that this dilution limit will be reached. This is because the newly-introduced SAP is much less dilutive than conventional option plans, as only the appreciation in the share price is settled in shares. One award granted will therefore never result in a full share being issued.

It should be noted that, in terms of clause 12.2 of the trust deeds of both the PSP and the SAP, the number of ordinary shares which may be acquired by participants under the plans between the dates of the first awards and the fifth anniversary of the first awards, shall not exceed 2.4548% in aggregate of the company's issued ordinary share capital as at 24 January 2006, or 16 million ordinary shares.

Please refer to page 91 of the annual report for further particulars of these two plans.

DIVIDENDS AND CASH DISTRIBUTIONS

Details of dividends and cash distribution payments in lieu of dividends dealt with in the financial statements are shown below:

| Class of share | Dividend/ distribution number | Cents per share | Declaration date | Last day to trade | Payment date |
|---|---|---|---|---|---|
| 6% cumulative preference | 76 | 6.00 | 22/11/2006 | 26/01/2007 | 05/02/2007 |
| | 77 | 6.00 | 21/06/2007 | 13/07/2007 | 23/07/2007 |
| 6.5% cumulative preference | 76 | 6.50 | 22/11/2006 | 26/01/2007 | 05/02/2007 |
| | 77 | 6.50 | 21/06/2007 | 13/07/2007 | 23/07/2007 |
| Preferred ordinary | 3 | 50.0 | 22/11/2006 | n/a | 31/01/2007 |
| | 4 | 50.0 | 24/05/2007 | n/a | 31/07/2007 |
| Ordinary share cash distribution | 3 | 33.0 | 24/05/2007 | 06/07/2007 | 16/07/2007 |
| | 4 | 82.3 | 21/11/2007 | 04/01/2008 | 14/01/2008 |

The important dates pertaining to cash distribution number 4 are as follows:

| | |
|---|---|
| Last day to trade ordinary shares "cum" distribution | Friday, 4 January 2008 |
| Ordinary shares trade "ex" distribution | Monday, 7 January 2008 |
| Record date | Friday, 11 January 2008 |
| Payment date | Monday, 14 January 2008 |

Ordinary share certificates may not be dematerialised or rematerialised between Monday 7 January 2008 and Friday 11 January 2008, both days inclusive.

DIRECTORS AND SECRETARY

The names of the directors and secretary in office at 30 September 2007 are set out on pages 10 and 11 and inside back cover of the annual report.

Mrs CWN Molope was appointed a non-executive director of the company and a member of the audit committee effective from 1 June 2007. Mrs Molope does not have a service contract with the company.

In terms of the company's articles of association, the confirmation of Mrs Molope's appointment will be sought at the forthcoming annual general meeting.

Messrs T Evans, DA Hawton and RA Williams retire by rotation in terms of the company's articles of association but, being eligible, offer themselves for re-election at the forthcoming annual general meeting. Messrs Evans, Hawton and Williams do not have service contracts as non-executive directors.

Mr PL Campbell retired as a non-executive director of the company and as a member of the audit committee on 31 May 2007 after having served 40 years in the group.

Mr RV Smither, a non-executive director of the company, was appointed chairman of the audit committee on 31 May 2007.

INTERESTS OF DIRECTORS

The total direct and indirect beneficial and non-beneficial interests of the directors of Nampak Limited in the issued ordinary share capital of the company as at 30 September 2007 are shown below:

| | Ordinary shares | | Options to purchase ordinary shares* | | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | Option prices (cents) | Date of grant | 2006 |
| **Beneficial interests** | | | | | | |
| **Executive** | | | | | | |
| GE Bortolan | 59 400 | 59 400 | 59 200 | 1 060 | 30/07/1998 | 59 200 |
| | | | 215 000 | 1 050 | 01/12/2000 | 215 000 |
| | | | 400 000 | 1 060 | 14/12/2001 | 400 000 |
| | | | 200 000 | 1 326 | 25/07/2002 | 200 000 |
| | | | 300 000 | 1 234 | 27/11/2003 | 300 000 |
| | | | 190 000 | 1 495 | 01/12/2004 | 190 000 |
| N Cumming | – | – | 44 400 | 1 060 | 30/07/1998 | 44 400 |
| | | | 37 500 | 745 | 31/08/1998 | 37 500 |
| | | | 100 000 | 1 050 | 01/12/2000 | 100 000 |
| | | | 250 000 | 1 060 | 14/12/2001 | 250 000 |
| | | | 80 000 | 1 326 | 25/07/2002 | 80 000 |
| | | | 180 000 | 1 234 | 27/11/2003 | 180 000 |
| | | | 100 000 | 1 495 | 01/12/2004 | 100 000 |
| TN Jacobs | – | – | 20 000 | 1 060 | 14/12/2001 | 20 000 |
| | | | 20 000 | 1 326 | 25/07/2002 | 20 000 |
| | | | 50 000 | 1 234 | 27/11/2003 | 50 000 |
| | | | 100 000 | 1 495 | 01/12/2004 | 100 000 |
| **Non-executive** | | | | | | |
| T Evans | 175 500 | 175 500 | 250 000 | 1 050 | 01/12/2000 | 250 000 |
| | | | 66 800 | 1 060 | 14/12/2001 | 66 800 |
| | | | 433 200 | 1 060 | 23/01/2002 | 433 200 |
| | | | 241 800 | 1 326 | 25/07/2002 | 241 800 |
| | | | 108 200 | 1 280 | 31/01/2003 | 108 200 |
| DA Hawton | 2 700 | 2 700 | – | – | – | – |
| MM Katz | – | – | – | – | – | – |
| RJ Khoza | – | – | – | – | – | – |
| KM Mokoape | – | – | – | – | – | – |
| CWN Molope | – | – | – | – | – | – |
| ML Ndlovu | – | – | – | – | – | – |
| RV Smither | 8 190 | 8 190 | – | – | – | – |
| MH Visser | – | – | – | – | – | – |
| RA Williams | 153 897 | 153 897 | – | – | – | – |
| **Non-beneficial interests** | 13 | 14 | | | | |

**In terms of the Option Scheme.*

The following non-executive directors have an indirect beneficial shareholding in the preferred ordinary share capital of the company as at 30 September 2007:

| | 2007 | 2006 |
|---|---|---|
| Name of director | | |
| RJ Khoza | 3 780 214 | 3 818 303 |
| KM Mokoape | 637 781 | 649 887 |
| CWN Molope | 318 891 | — |
| ML Ndlovu | 637 781 | 649 887 |

LITIGATION STATEMENT

The company has included in its contingent liabilities amounts of R189 million for tax, R128 million for penalties and R353 million in interest in respect of assessments raised by SARS against Malbak Limited. Objections were lodged against all assessments with SARS. SARS has largely disallowed the objections and all the assessments have been appealed. The company is confident that its defences against the assessments will succeed.

There are no other material legal or arbitration proceedings (including proceedings which are pending or threatened of which the directors of Nampak are aware) which may have a material effect on the financial position of the group.

SPECIAL RESOLUTIONS

No special resolutions were passed by subsidiary companies during the year under review.

RETIREMENT FUNDS

Details of retirement funds are reflected in note 17 to the financial statements.

SUBSIDIARY, JOINT VENTURE AND ASSOCIATE COMPANIES

Details of the company's significant subsidiaries, joint ventures and associates are given in Annexure A on pages 187 to 189.

# group balance sheet

as at 30 September

| | Notes | 2007 R million | 2006 R million |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Property, plant and equipment | 3 | 5 663.2 | 5 205.8 |
| Investment property | 3 | 3.7 | 12.1 |
| Goodwill | 4 | 803.5 | 818.3 |
| Other intangible assets | 5 | 275.8 | 275.0 |
| Investments in associates | 6 | 21.2 | 49.4 |
| Other non-current financial assets | 8 | 265.7 | 253.1 |
| Deferred tax assets | 9 | 9.6 | 9.6 |
| | | 7 042.7 | 6 623.3 |
| **Current assets** | | | |
| Inventories | 10 | 2 356.2 | 2 169.2 |
| Trade receivables and other current assets | 11 | 2 921.9 | 3 109.3 |
| Tax assets | | 67.0 | 64.2 |
| Bank balances, deposits and cash | 12 | 603.5 | 414.6 |
| | | 5 948.6 | 5 757.3 |
| Assets classified as held for sale | 13 | 41.3 | 43.3 |
| | | 5 989.9 | 5 800.6 |
| **Total assets** | | 13 032.6 | 12 423.9 |
| **EQUITY AND LIABILITIES** | | | |
| **Capital and reserves** | | | |
| Share capital | 14 | 35.4 | 35.3 |
| Capital reserves | 14 | 516.9 | 1 040.9 |
| Other reserves | 14 | 105.1 | 195.4 |
| Retained earnings | 14 | 5 344.6 | 4 291.6 |
| **Equity attributable to equity holders of the company** | | 6 002.0 | 5 563.2 |
| Minority interest | 14 | 47.5 | 40.7 |
| **Total equity** | | 6 049.5 | 5 603.9 |
| **Non-current liabilities** | | | |
| Loans and borrowings | 15 | 526.5 | 1 021.8 |
| Other non-current liabilities | 16 | 13.7 | 18.9 |
| Retirement benefit obligation | 17 | 565.1 | 721.9 |
| Deferred tax liabilities | 9 | 742.7 | 683.4 |
| | | 1 848.0 | 2 446.0 |
| **Current liabilities** | | | |
| Trade payables and other current liabilities | 18 | 2 739.9 | 2 971.0 |
| Bank overdrafts and loans | 15 | 2 001.8 | 978.8 |
| Provisions | 19 | 67.3 | 56.0 |
| Tax liabilities | | 326.1 | 363.1 |
| | | 5 135.1 | 4 368.9 |
| Liabilities directly associated with assets classified as held for sale | 13 | — | 5.1 |
| | | 5 135.1 | 4 374.0 |
| **Total equity and liabilities** | | 13 032.6 | 12 423.9 |

# group income statement

for the year ended 30 September

| | Notes | 2007 R million | 2006 R million |
|---|---|---|---|
| Revenue | 20 | 17 014.4 | 15 261.9 |
| Raw materials and consumables used | | 8 491.4 | 7 512.3 |
| Employee benefit expense | | 3 397.4 | 3 120.8 |
| Depreciation and amortisation expense | | 701.7 | 658.4 |
| Other operating expenses | | 2 912.7 | 2 752.1 |
| Other operating income | | 110.0 | 319.6 |
| Profit from operations | 21 | 1 621.2 | 1 537.9 |
| Finance costs | 23 | 273.0 | 185.4 |
| Finance income | 24 | 82.2 | 62.7 |
| Income from investments | 25 | 7.0 | 4.8 |
| Share of profit of associates | 6 | 4.3 | — |
| Profit before tax | | 1 441.7 | 1 420.0 |
| Income tax expense | 26 | 385.8 | 553.7 |
| Profit for the year | | 1 055.9 | 866.3 |
| Attributable to: | | | |
| Equity holders of the company | | 1 054.2 | 861.8 |
| Minority interest | | 1.7 | 4.5 |
| | | 1 055.9 | 866.3 |
| Earnings per share | | | |
| Basic (cents per share) | 28 | 181.0 | 148.6 |
| Diluted (cents per share) | 28 | 172.0 | 144.1 |

# group statement of recognised income and expense

for the year ended 30 September

| | 2007 R million | 2006 R million |
|---|---|---|
| Exchange differences on translation of foreign operations | (125.8) | 562.0 |
| Net actuarial gain/(loss) from retirement benefit obligations | 100.6 | (92.1) |
| Hyper-inflation capital adjustment | (7.5) | (2.4) |
| (Loss)/gain on cash flow hedges | (10.7) | 29.5 |
| Change in fair value of available-for-sale financial assets | (38.9) | — |
| **Net (expense)/income recognised directly in equity** | (82.3) | 497.0 |
| Transfer to plant and equipment – cash flow hedges | (16.5) | — |
| Transfer to income statement – cash flow hedges | (2.4) | — |
| Profit for the year | 1 055.9 | 866.3 |
| **Total recognised income and expense for the year** | 954.7 | 1 363.3 |
| **Attributable to:** | | |
| Equity holders of the company | 957.3 | 1 353.5 |
| Minority interest | (2.6) | 9.8 |
| | 954.7 | 1 363.3 |

# group cash flow statement

for the year ended 30 September

| | Notes | 2007 R million | 2006 R million |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash receipts from customers | | 16 949.3 | 14 897.8 |
| Cash paid to suppliers and employees | | (14 904.0) | (13 162.9) |
| Cash generated from operations | 34.1 | 2 045.3 | 1 734.9 |
| Income from investments | | 7.0 | 4.8 |
| Interest received | | 82.2 | 56.9 |
| Interest paid | | (284.6) | (185.4) |
| Retirement benefits, contributions and settlements | | (86.7) | (40.1) |
| Income tax paid | | (379.3) | (364.2) |
| Replacement capital expenditure | | (573.9) | (299.1) |
| Cash flows from operations | | 810.0 | 907.8 |
| Dividends paid | | (1.7) | (330.6) |
| Cash distributions paid | | (577.4) | (174.4) |
| Cash retained from operating activities | | 230.9 | 402.8 |
| **Cash flows from investing activities** | | | |
| Expansion capital expenditure | | (656.6) | (390.3) |
| Capitalised expenditure on group ERP systems | | (67.6) | (91.6) |
| Proceeds on the sale of property, plant and equipment | | 55.6 | 219.8 |
| Acquisition of businesses | 34.2 | (25.2) | — |
| Proceeds on the disposal of businesses | 34.3 | 52.3 | 112.1 |
| Decrease/(increase) in non-current financial assets and investments | | 4.9 | (1.6) |
| Cash utilised in investing activities | | (636.6) | (151.6) |
| **Cash flows from financing activities** | | | |
| New borrowings raised | | 36.3 | 94.5 |
| Repayment of borrowings | | (161.6) | (211.0) |
| Capital proceeds from issue of shares | | 25.2 | 29.9 |
| Share buy-back | | — | (964.4) |
| Cash used in financing activities | | (100.1) | (1 051.0) |
| Net decrease in cash and cash equivalents | | (505.8) | (799.8) |
| Cash and cash equivalents at beginning of year | | (505.1) | 364.8 |
| Translation of cash in foreign subsidiaries | | 10.9 | (70.1) |
| Cash and cash equivalents at end of year | 34.4 | (1 000.0) | (505.1) |

# accounting policies

for the year ended 30 September

1. BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The consolidated financial statements have been prepared under the historical cost convention, except for certain financial instruments which are stated at fair value.

2. ADOPTION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AND CIRCULARS

In the current year, the group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Interpretations Committee ("IFRIC") of the IASB that are relevant to the group and effective at the reporting date.

During the current financial year, the following accounting interpretation and amendment were adopted:

- IAS 39 - *(Amendment) The fair value option*

  The amendment changes the definition of financial instruments classified as fair value through profit and loss and restricts the ability to designate financial instruments as part of this category.

- IFRIC 4 - *Determining whether an arrangement contains a lease*

  The interpretation specifies that an arrangement that meets the following criteria is, or contains, a lease that should be accounted for in accordance with IAS 17 – *Leases:*

  - Fulfilment of the arrangement depends upon a specific asset; and
  - The arrangement conveys a right to control the use of the underlying asset.

  The impact on the group was immaterial.

The group has elected to early adopt the following interpretation and SAICA circular in the current year:

- IFRIC 11 - *IFRS 2: Group and treasury share transactions*

  The interpretation addresses how to apply *IFRS 2 Share-based payments* to share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group.

  This interpretation only had an impact on the company financial statements and no impact on the group.

- Circular 8/2007 - *Headline earnings*

  The circular was issued in 2007 and supersedes circular 7/2002 in the calculation of headline earnings.

The following accounting standards, interpretations and amendments to published accounting standards were effective for the current financial year, but had no impact on these financial statements:

- IFRS 1 - *First-time adoption of international financial reporting standards amendment relating to IFRS 6*
- IFRS 6 - *Exploration for and evaluation of mineral resources*
- IAS 39 - *(Amendment) Cash flow hedge accounting*
- IAS 39 - *(Amendment) Financial guarantee contracts*
- IFRIC 5 - *Right to interest arising from decommissioning, restoration and environmental rehabilitation*
- IFRIC 6 - *Liabilities arising from participating in a specific market - waste electrical*
- IFRIC 7 - *Applying the restatement approach under IAS 29 financial reporting in hyper-inflationary economies*
- IFRIC 9 - *Reassessment of embedded derivatives*

At the date of authorisation of these financial statements, the following standards and interpretations were in issue but not yet effective:

- IFRS 7 - *Financial Instruments - Disclosure*

  IFRS 7 requires extensive disclosures about the significance of financial instruments for an entity's financial performance and position, and qualitative and quantitative disclosures on the nature and extent of risk.

- IFRS 8 - *Operating segments*

  IFRS 8 requires an entity to adopt the "management approach" to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments.

- IAS 1 - *Revision of presentation of financial statements*

  The changes made require information in financial statements to be aggregated on the basis of shared characteristics and to introduce a statement of comprehensive income. This will enable readers to analyse changes in a company's equity resulting from transactions with owners in their capacity as owners separately from "non-owners" changes. The revision also includes changes in the titles of some of the financial statements to reflect their function more clearly.

- IAS 1 - *Added disclosures about an entity's capital*

  The amendment to IAS 1 introduces requirements for disclosures about an entity's capital.

- IAS 23 - *Borrowing costs*

  The main change from the previous version is the removal of the option of immediately recognising as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale.

- IFRIC 10 - *Interim financial reporting and impairment*

  IFRIC 10 prohibits the reversal of an impairment loss recognised in a previous interim period in respect of goodwill, an investment in an equity instrument or a financial asset carried at cost.

- IFRIC 12 - *Service concession agreements*

  IFRIC 12 addresses how service concession operators should apply existing IFRS to account for the obligations they undertake and rights they receive in service concession arrangements.

- IFRIC 13 - *Customer loyalty programmes*

  The interpretation addresses accounting by entities that grant loyalty award credits (such as points or travel miles) to customers who buy other goods or services. Specifically, it explains how such entities should account for their obligations to provide free or discounted goods or services to customers who redeem award credits.

- IFRIC 14 - *IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction*

  IFRIC 14 provides general guidance on how to assess the limit in IAS 19 Employee benefits on the amount of the surplus that can be recognised as an asset. It also explains how the pensions' asset or liability may be affected where there is a statutory or contractual minimum funding requirement. The interpretation will standardise practice and ensure that entities recognise an asset in relation to a surplus on a consistent basis.

The directors anticipate that the adoption of these standards and interpretations in future periods will not have a material impact on the financial statements of the group. Management is in the process of assessing the impact of IFRS 7 and 8 and IAS 1 which will have an impact on additional disclosure.

## 3. CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies, reported amounts and related disclosures. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

Certain accounting policies have been identified as involving particularly complex or subjective judgements or assessments, as follows:

- **Estimates of asset lives, residual lives and depreciation methods**

  Property, plant and equipment are depreciated over their useful lives taking into account residual values. Useful lives and residual values are assessed annually. Useful lives are affected by technology innovations, maintenance programmes and future productivity. Future market conditions determine the residual values. Depreciation is calculated on a straight-line basis which may not represent the actual usage of the asset.

- **Post-employment benefits valuations**

  Actuarial valuations of employee benefit obligations under defined benefit funds are based on assumptions which include employee turnover, mortality rates, discount rates, inflation rates, medical inflation, the expected long-term return on plan assets and the rate of compensation increases.

- **Consolidation of special purpose entities**

  Certain special purpose entities established as part of the Black Economic Empowerment transaction have been consolidated as part of the group results. The group does not have any direct or indirect shareholding in these entities, but the substance of the relationship between the group and these entities was assessed and judgement was made that these are controlled entities.

- **Impairment tests of assets and intangibles**

  Impairment tests on property, plant and equipment are only done if there is an impairment indicator. Goodwill is tested for impairment annually. Future cash flows are based on management's estimate of future market conditions. These cash flows are then discounted and compared to the current carrying value, and if lower, the assets are impaired to the present value of the cash flows. Impairment tests are based on information available at the time of testing. These conditions may change after year-end.

- **Valuation of share-based payments**

  The group has various share schemes, including the schemes established as part of the BEE transaction. The fair value of these schemes is determined at inception based on assumptions on estimated forfeitures, market conditions, discount rates and share price volatility. The market conditions at inception may differ significantly to the eventual outcome.

- **Valuation of financial instruments**

  Financial instruments are valued at balance sheet date. The value of financial instruments can have material fluctuations and therefore disclosed amounts may differ from the realised value.

- **Consolidation of Zimbabwe**

  During the year the deterioration of the economic and trading situation in Zimbabwe has resulted in an effective loss of control over the financial and operating policies of the group's Zimbabwean operations. In terms of IAS 27 *Consolidated and separate financial statements* the carrying amounts of the investments were reclassified as available-for-sale financial assets.

4. BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the company and subsidiaries (including special purpose entities) where the group demonstrates it controls the entities. Control is achieved where the group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

The results of subsidiaries, associate companies and joint ventures acquired or disposed of during the year are included in the consolidated financial statements from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All inter-group transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity. Minority interests consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

5. BUSINESS COMBINATIONS

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values at the date of the exchange of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 *Business Combinations* are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*, which are recognised and measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

6. INVESTMENTS IN ASSOCIATES

Associates are those companies in which the group holds a long-term equity interest and is in a position to exercise significant influence, but not control, and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost and adjusted for post-acquisition changes in the group's share of the net assets of the associate, less any impairment in the value of individual investments. Losses of an associate in excess of the group's interest in that associate (which includes any long-term interests that, in substance, form part of the group's net investment in the associate) are not recognised.

Any excess of the cost of the acquisition over the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate recognised at the date of acquisition is recognised as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition, after reassessment, is recognised immediately in profit or loss.

Where a group entity transacts with an associate of the group, profits and losses are eliminated to the extent of the group's interest in the relevant associate.

## 7. INTEREST IN JOINT VENTURES

A joint venture is a contractual arrangement whereby the group and other parties undertake an economic activity that is subject to joint control, which is when the strategic financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control.

Joint venture arrangements that involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, except when the investment is classified as held for sale, in which case it is accounted for under IFRS 5 *Non-current Assets Held for Sale and Discontinued Operations*. The group's share of the assets, liabilities, results and cash flow information of jointly controlled entities are included in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the group's interest in a jointly controlled entity is accounted for in accordance with the group's accounting policy for goodwill arising on the acquisition of a subsidiary.

Unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset, when it is recognised immediately.

## 8. GOODWILL

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of the acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

For the purposes of impairment testing, goodwill is allocated to each of the group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill is allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognised for goodwill is not reversed in a subsequent period.

On disposal of a subsidiary or a jointly controlled entity, the attributable goodwill is included in the determination of the profit or loss on disposal.

The group's policy for goodwill arising on the acquisition of an associate is described under "investments in associates".

## 9. ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

Assets (and disposal groups) are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell. Impairment losses on the initial classification as held for sale and subsequent reassessments are accounted for in profit or loss. Assets (and disposal groups) classified as held for sale, are not depreciated.

Discontinued operations are classified as held for sale and are either a separate major line of business or geographical area of operations that have been sold or are part of a single co-ordinated plan to be disposed of.

## 10. REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of sales related taxes. Revenue is measured net of cash discounts, settlement discounts and rebates given to customers.

Sales of goods are recognised when goods are delivered and title has passed. Revenue on services is recognised when the service has been performed.

Interest income is accrued on a time basis, by reference to the principal outstanding and the effective interest rate applicable, which is the rate that discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Rental income from investment property is recognised in profit or loss on a straight-line basis over the term of the lease.

## 11. GOVERNMENT GRANTS

Government grants are initially recognised as deferred income when there is reasonable assurance that they will be received and the group will comply with the conditions associated with the grant. Grants that compensate the group for expenses incurred are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate. Grants that compensate the group for the cost of an asset are recognised as deferred income and then recognised in profit and loss on a systematic basis over the useful life of the asset.

## 12. LEASING

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as receivables at the present value of all minimum lease payments. The difference between the gross receivable and the present value of the receivable is recognised as unearned income. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return to the group's net investment outstanding in respect of the lease.

Rental income from operating leases is recognised on the straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognised on a straight-line basis over the lease term.

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition or, if lower, the present value of minimum lease payments at inception of the lease, less accumulated depreciation. The discount rate to be used in calculating the present value is the interest rate implicit to the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to profit or loss over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance for each accounting period.

Rentals payable under operating leases are charged to profit or loss on the straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

13. FOREIGN CURRENCIES

The individual financial statements of each group entity are presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in South African rand, which is the functional currency of the group, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency (foreign currencies) are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement and retranslation of monetary items are included in the profit or loss for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period. However, where fair value adjustments of non-monetary items are recognised directly in equity, exchange differences arising on the retranslation of these non-monetary items are also recognised in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into derivative financial instruments. Further details are provided in the accounting policy relating to financial instruments.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the group's foreign operations are expressed in South African rand using exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Equity is translated at the rate ruling on the date of acquisition. Exchange differences arising are classified as equity and transferred to the foreign currency translation reserve. Exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity on consolidation. Such translation differences are recognised in profit or loss in the period in which the operation is disposed of.

The income and expenses of foreign operations in hyper-inflationary economies are translated into US dollars at the exchange rate relevant at the reporting date. Prior to translating their financial statements, the financial statements are restated to account for changes in the general purchasing power of the local currency. The restatement is based on relevant price indices at the reporting date.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate.

## 14. EMPLOYEE BENEFITS

The cost of providing employee benefits is accounted for in the period in which the benefits are earned by employees.

### Short-term employee benefits

The cost of short-term employee benefits (those payable within 12 months after service is rendered, such as paid vacation and sick leave, bonuses, and non-monetary benefits such as medical care and housing), are recognised in the period in which the service is rendered and are not discounted. The expected cost of short-term accumulating compensated absences is recognised as an expense as the employees render service that increases their entitlement or, in the case of non-accumulating absences, when the absences occur.

The expected cost of profit-sharing and bonus payments is recognised as an expense when there is a legal or constructive obligation to make such payments as a result of past performance and the obligation can be measured reliably.

### Post-employment benefits

The group operates a number of defined contribution and defined benefit funds in compliance with relevant local legislation. The assets of the funds are held separately from those of the group and are administered either by trustees, which include elected employee representatives, or in some cases by independent experts.

The group does not provide post-retirement medical benefits for employees who joined the company after 1 June 1996. The obligation in respect of medical benefits to employees and pensioners employed before that date is treated as defined benefit plans.

Payments to defined contribution plans are charged as an expense as they fall due. Payments made to industry-managed retirement benefit schemes are dealt with as defined contribution plans where the group's obligations under the schemes are equivalent to those arising in a defined contribution retirement plan.

For defined benefit plans the cost of providing the benefits is determined using the Projected Unit Credit Method. Actuarial valuations are conducted on a triennial basis with interim valuations performed on an annual basis. Consideration is given to any event that could impact the funds up to balance sheet date where interim valuations are performed at an earlier date.

Actuarial gains and losses are recognised directly in equity. Actuarial gains and losses recognised outside profit or loss are presented in the statement of recognised income and expense. Gains or losses on the curtailment or settlement of a defined benefit plan are recognised in profit or loss when the group is demonstrably committed to the curtailment or settlement.

Past service costs are recognised immediately to the extent that the benefits are already vested, and are otherwise amortised on a straight-line basis over the average period until the amended benefits become vested.

The amount recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service costs, and reduced by the fair value of plan assets. Any asset or surplus is limited to the present value of available refunds and reductions in future contributions to the plan. To the extent that there is uncertainty regarding entitlement to the surplus, no asset is recorded.

### Termination benefits

Termination benefits are recognised as a liability and an expense when the group is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before normal retirement date. Termination benefits for voluntary redundancies are recognised if the group has made an offer encouraging voluntary redundancies, it is probable that the offer will be accepted, and the number of acceptances can be reliably estimated.

**Share-based payments**

The group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value, excluding the effect of non-market vesting conditions, at the date of grant. The fair value at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the group's estimate of the shares that will eventually vest, excluding the effect of non-market vesting conditions.

Fair value is measured using the Binomial pricing model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of estimated forfeitures, exercise restrictions and behavioural considerations.

Grants issued to employees of subsidiaries are treated as equity-settled share-based payments, with the subsidiaries recognising a corresponding increase in equity as a contribution from parent. In the company annual financial statements this contribution is treated as an investment in subsidiaries

15. TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of the other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited to profit or loss, except when it relates to items charged or credited directly to equity, in which case deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Additional income taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend is recognised.

16. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and any accumulated impairment losses.

All costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and for qualifying assets, borrowing costs in accordance with the group's accounting policy are included in the carrying value of the asset. Costs also include an estimate of costs of dismantling and removing the item and restoring the site on which it is located. When parts of an item of property, plant and equipment have different useful lives or residual values, they are accounted for as separate items (major components).

The cost of replacing part of an item of property, plant and equipment is recognised in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the group and its cost can be measured reliably. The costs of day-to-day servicing of property, plant and equipment are recognised in profit or loss as incurred.

Depreciation commences when the assets are ready for their intended use. Depreciation is charged so as to write off the cost over their estimated useful lives, using the straight-line method. Depreciation is not provided in respect of land.

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease.

The average rates of depreciation used are:

| | |
|---|---|
| Freehold buildings | 10 to 50 years |
| Leasehold buildings | Shorter of asset life or the lease term |
| Plant and equipment | 2 to 20 years |
| Furniture and equipment | 4 to 10 years |
| Motor vehicles | 2 to 10 years |

Depreciation methods, useful lives and residual values are reassessed annually or when there is an indication that they have changed.

The gain or loss on disposal or retirement of an item of property, plant and equipment is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in profit or loss.

17. BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognised in profit or loss in the period in which they are incurred.

18. INVESTMENT PROPERTY

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation and any accumulated impairment losses. The average rate of depreciation used is 10 to 50 years.

## 19. INTERNALLY GENERATED INTANGIBLE ASSETS - RESEARCH AND DEVELOPMENT COSTS

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset is recognised only if all of the following conditions are met:

- an asset is created that can be identified (such as software and new processes);
- it is probable that the asset created will generate future economic benefits;
- the development cost of the asset can be measured reliably; and
- the product or process is technically feasible.

The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Capitalised development expenditure is measured at cost less accumulated amortisation and accumulated impairment losses.

Internally generated intangible assets are amortised on a straight-line basis over their estimated useful lives. Where no internally generated intangible asset can be recognised, development expenditure is charged to profit or loss in the period in which it is incurred.

## 20. INTANGIBLE ASSETS EXCLUDING GOODWILL

Included in intangible assets are patents, trademarks, capitalised research and development costs, ERP system costs and computer software costs.

Patents and trademarks are measured at purchase cost and are amortised on a straight-line basis over their estimated useful lives.

Acquired computer software licences are capitalised on the basis of the costs incurred to bring to use the specific software.

Costs associated with development or maintaining computer software programmes are recognised as the expense is incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development employee costs and an appropriate portion of relevant overheads. Subsequent expenditure is capitalised when it increases the future economic benefits embodied in the specific asset to which it relates.

Intangible assets are stated at cost less accumulated amortisation and impairment losses and are amortised over their expected useful lives (three to nine years) on a straight-line basis.

## 21. IMPAIRMENT OF ASSETS EXCLUDING GOODWILL

At each balance sheet date, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset, or cash-generating unit, is estimated to be less than its carrying amount, the carrying amount of the asset, or cash-generating unit, is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset, or cash-generating unit, is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised in prior years. A reversal of an impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

22. INVENTORIES

Inventories are stated at the lower of cost or net realisable value. Cost comprises direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs to be incurred in marketing, selling and distribution.

23. FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on the group's balance sheet when the group becomes a party to the contractual provisions of the instrument.

Loans and receivables

Loans and receivables are measured initially at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.

Investments

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned. They are initially measured at fair value, plus directly attributable transaction costs.

At subsequent reporting dates, debt securities that the group has expressed intention or ability to hold to maturity (held-to-maturity securities) are measured at amortised cost using the effective interest rate method, less any impairment loss recognised to reflect irrecoverable amounts.

Investments other than held-to-maturity debt securities are classified as investments available-for-sale, and are measured at subsequent reporting dates at fair value. Unrealised gains and losses arising from the revaluation of available-for-sale financial assets are recognised directly in equity.

On disposal or impairment, cumulative unrealised gains and losses previously recognised are included in determining the profit or loss on disposal of, or impairment charge relating to, that financial asset, which is charged to the income statement. An impairment loss is measured as the difference between the investment's carrying value and the present value of future cash flows discounted at the effective interest rate computed at initial recognition. Impairment losses are reversed in subsequent periods when an increase in the investment's recoverable amount can be related objectively to an event occurring after the impairment was recognised.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

### Financial liabilities and equity

Financial liabilities and equity instruments issued by the group are classified according to the substance of the contractual arrangement entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The accounting policies adopted for specific financial liabilities and equity instruments are set out below:

*Bank borrowings*

Interest-bearing bank loans and overdrafts are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method. Any difference between the proceeds (net of transaction costs) and the settlement or redemption of borrowings is recognised over the term of the borrowings in accordance with the group's accounting policy for borrowing costs.

*Trade payables*

Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.

*Equity instruments*

Equity instruments issued by the company are recorded at the proceeds received, net of direct issue costs.

*Derivative financial instruments and hedge accounting*

The group's activities expose it primarily to the financial risks of changes in foreign exchange rates, interest rates and commodity prices.

The group uses derivative financial instruments, primarily foreign currency forward contracts, commodity futures and interest rate derivatives to hedge its risks associated with foreign currency and market fluctuations relating to certain firm commitments and forecasted transactions. These derivatives are initially measured at fair value on the contract date, and are remeasured to fair value at subsequent reporting dates.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity. The ineffective portion is recognised immediately in profit or loss. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability then, at the time the asset or liability is recognised, the associated gain or loss on the derivative that had previously been recognised in equity is included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in profit or loss in the same period in which the hedged item affects profit or loss.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, for forecast transactions, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to profit or loss for the period.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in profit or loss as they arise.

Derivatives embedded in other financial instruments or other non-financial host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contract and the host contract is not carried at fair value with unrealised gains or losses in profit or loss.

24. PROVISIONS

Provisions are recognised when the group has a present obligation as a result of a past event, and it is probable that the group will be required to settle that obligation. Provisions are measured at the directors' best estimate of the expenditure required to settle the obligation at the balance sheet date, and are discounted to present value where the effect is material.

25. SEGMENT REPORTING

A segment is a distinguishable component of the group that is engaged either in providing related products (business segment), or in providing products within a particular economic environment (geographic environment), which is subject to risks and rewards that are different from those of other segments. The group's primary format for segment reporting is based on business segments.

The basis of segmental allocation is determined as follows:

Revenue that can be directly attributed to a segment and the relevant portion of revenue that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the group.

Profit from operations that can be directly attributed to a segment and a relevant portion of the profit that can be allocated on a reasonable basis to a segment, including profit relating to external customers and expenses relating to transactions with other segments in the group. Segment profits exclude profits that arise at a group level and relate to the group as a whole.

Operating assets are those assets that are employed by a segment in its operating activities and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis. Operating assets exclude investment in associates, tax assets, bank balances, deposits and cash.

Operating liabilities are those liabilities that result from the operating activities of a segment and that are either directly attributed to the segment or can be allocated to the segment on a reasonable basis. Operating liabilities exclude loans, borrowings and overdrafts, tax liabilities and the retirement benefit obligation.

26. FINANCIAL GUARANTEES

The group regards financial guarantee contracts as insurance contracts and has used accounting applicable to insurance contracts. Liabilities in terms of the financial guarantees are only recognised when it is probable that economic benefits will flow from the group.

27. OFFSET

Financial assets and liabilities are offset and disclosed on a net basis in the consolidated balance sheet when there is a legal right to set off and there is either an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

28. COMPARATIVE FIGURES

Where necessary, comparative figures have been restated to conform with changes in presentation in the current year. Details of these restatements have been included in the relevant notes to the annual financial statements.

1. FINANCIAL RISK MANAGEMENT

**Treasury risk management**

The main risk areas to which the group is exposed are interest rates, liquidity, currency and commodity prices. The group has adopted the Value at Risk methodology for evaluating financial market risks. Selected derivative and non-derivative hedging instruments are used to hedge risks. Hedging instruments are used to cover risks that affect the group's cash flows and are not used for trading or speculative purposes.

To reduce credit risk, banking facilities are entered into only with leading financial institutions that have a credit rating of "A" or higher.

A treasury management committee, reporting to the chief financial officer, is responsible for considering and managing the group's day-to-day financial market risks by adopting strategies within the guidelines set by the audit committee as outlined in the treasury policy manual. Certain transactions require prior approval of the board of directors.

**Interest rate risk management**

Interest rate risk is the possibility that the group may suffer financial loss due to adverse movements in interest rates. The group is exposed to interest rate risks mainly in South Africa, the United Kingdom, Europe and Nigeria. To minimise the effects of interest rate fluctuations in these countries, the group manages the interest rate risk for net debt denominated in rands, pounds, euros and naira separately. The group uses swaps, options, forward rate agreements and other standard market instruments to manage this risk.

The rands, pounds, euros and naira risks are mainly managed on a floating rate basis using derivative instruments, where appropriate, to limit the effects of adverse movements in rates.

The following interest rate derivatives were in place at 30 September 2007:

| | Notional amount R million | Start date | End date | Interest rate % nacq |
|---|---|---|---|---|
| Enhanced collar | 200.0 | 24/01/2006 | 01/02/2010 | Floor 6.95<br>Cap 7.98 |
| Enhanced collar | 300.0 | 02/04/2007 | 02/04/2008 | Floor 8.68<br>Cap 9.50 |
| Interest rate swap | 250.0 | 30/06/2006 | 30/06/2010 | 8.82 |

Changes in the market interest rates of non-derivative financial instruments with fixed interest rates only affect income if these are recognised at their fair value. As such, all financial instruments with fixed interest rates that are carried at amortised cost are not subject to interest rate risk as defined in IAS 21 – *The effects of changes in foreign exchange rates.*

1. FINANCIAL RISK MANAGEMENT *(continued)*

The risk profile of interest-bearing financial assets and liabilities at 30 September:

| | Floating rate liabilities R million | Fixed rate liabilities R million | Floating rate assets R million | Fixed rate assets R million | Net liability/ (asset) R million |
|---|---|---|---|---|---|
| South African rand | 1 707.5 | 273.1 | (346.9) | — | 1 633.7 |
| UK pound | 31.5 | — | (401.7) | — | (370.2) |
| Euro | 326.8 | — | (49.8) | — | 277.0 |
| US dollar | 0.3 | — | (26.5) | — | (26.2) |
| Nigerian naira | 180.3 | — | (11.2) | — | 169.1 |
| Other currencies | 7.3 | 1.5 | (13.2) | — | (4.4) |
| **Total at 30 September 2007** | **2 253.7** | **274.6** | **(849.3)** | **—** | **1 679.0** |
| South African rand | 699.7 | 655.1 | (247.4) | — | 1 107.4 |
| UK pound | 1.4 | — | (234.1) | — | (232.7) |
| Euro | 462.8 | — | (197.4) | — | 265.4 |
| US dollar | 5.0 | — | (31.0) | — | (26.0) |
| Nigerian naira | 144.4 | — | (5.1) | — | 139.3 |
| Other currencies | 32.2 | — | (12.9) | — | 19.3 |
| Total at 30 September 2006 | 1 345.5 | 655.1 | (727.9) | — | 1 272.7 |

The following table shows a breakdown of the above liabilities between liabilities to banks and other parties at 30 September:

| | Currency | Interest rate % nacm | Maturity | 2007 R million | 2006 R million |
|---|---|---|---|---|---|
| Commercial paper | ZAR | 7.73 | 09/10/2006 | — | 245.0 |
| Commercial paper | ZAR | 8.04 | 09/01/2007 | — | 130.0 |
| | | | | — | 375.0 |
| Liabilities to banks | ZAR | various | various | 1 980.6 | 979.8 |
| | GBP | various | various | 31.5 | 1.4 |
| | EUR | various | various | 326.8 | 462.8 |
| | USD | various | various | 0.3 | 5.0 |
| | NGN | 12.75 | various | 180.3 | 144.4 |
| | other | various | various | 8.8 | 32.2 |
| | | | | 2 528.3 | 1 625.6 |
| Total liabilities | | | | 2 528.3 | 2 000.6 |

1. **FINANCIAL RISK MANAGEMENT** *(continued)*

| Weighted average interest rates are as follows: | 2007 Bank balances | 2007 Bank overdrafts | 2006 Bank balances | 2006 Bank overdrafts |
|---|---|---|---|---|
| South African rand | 11.2% | 11.9% | 7.0% | 7.9% |
| UK pound | 5.5% | 6.1% | 4.4% | 5.0% |
| Euro | 3.0% | 4.4% | 2.4% | 3.0% |
| US dollar | 5.1% | 5.8% | 4.5% | 5.1% |
| Nigerian naira | 1.8% | 13.8% | 1.0% | 13.0% |

**Liquidity risk management**

Liquidity risk is the possibility that the group may suffer financial loss through liquid funds not being available or that excessive finance costs must be paid to obtain funds to meet payment requirements. The group manages this risk through forecasting and monitoring cash flow requirements on a daily basis, and by maintaining sufficient undrawn facilities. Significant liquid resources were held at year-end. The group had the following undrawn facilities available at 30 September:

| | South Africa R million | Europe R million | Africa R million | Total R million |
|---|---|---|---|---|
| Expiry period at 30 September 2007 | | | | |
| One year | 1 881.9 | 1 054.4 | 135.0 | 3 071.3 |
| Two to five years | — | — | — | — |
| **Total** | **1 881.9** | **1 054.4** | **135.0** | **3 071.3** |
| Expiry period at 30 September 2006 | | | | |
| One year | 2 655.1 | — | 129.3 | 2 784.4 |
| Two to five years | — | 988.7 | — | 988.7 |
| **Total** | 2 655.1 | 988.7 | 129.3 | 3 773.1 |

**Currency risk management**

Currency risk is the possibility that the group may suffer financial loss as a consequence of the depreciation in the measurement currency relative to the foreign currency prior to payment of a commitment in that foreign currency or the measurement currency strengthening prior to receiving payment in that foreign currency. The group also has translation risk arising from the consolidation of foreign operations into South African rands. Risks from foreign currencies are hedged to the extent that they influence the group's cash flows.

The South African divisions have the greatest exposure to foreign currency risk and it is group policy that all foreign exchange exposures of the South African divisions are hedged. Net currency exposures and hedging positions are centrally controlled and managed for South African operations. The currency exposure of the group's European operations is centrally controlled and managed through the United Kingdom. Speculative positions are not permitted.

The group uses forward contracts in particular, together with other hedging instruments such as swaps and options, to manage transactional currency risks. Specific translation risks are managed through the selective use of options and hedge positions. All large capital commitments where the forward exchange component is more than R30.0 million, are required to be designated as a cash flow hedge. These hedges are tested for hedge effectiveness on a regular basis. In the current year a loss on the fair value of FEC contracts amounting to R10.7 million (2006: R29.5 million gain) was taken to equity. When risks and rewards of ownership transfer to the group, a basis adjustment is made against the cost of assets. During the year an amount of R16.5 million was set off against the cost of assets.

1. FINANCIAL RISK MANAGEMENT *(continued)*

The group's European operations have designated debt drawn in euros as a hedging instrument against the net asset value of its euro-denominated investments. The hedge seeks to minimise, where possible, the effect that the euro/pound exchange rate has on the net investment in the euro-denominated assets. The hedge position is tested for its effectiveness on a regular basis. An amount of R2.8 million (2006: R2.7 million) was taken to the foreign currency translation reserve as a result of the hedge.

All imports, exports and non-hedged capital commitments are fully covered at balance sheet date. The value of open forward contracts entered into at 30 September are:

| | Average contract rate | 2007 R million | 2006 R million |
|---|---|---|---|
| **Imports** | | | |
| US dollar | 7.3 | 152.1 | 264.7 |
| Euro | 10.0 | 221.7 | 244.9 |
| UK pound | 14.6 | 19.0 | 17.4 |
| Other | | 39.2 | 28.7 |
| **Total** | | 432.0 | 555.7 |
| **Exports** | | | |
| US dollar | 7.0 | 1.1 | 4.0 |
| Other | | 6.0 | 2.2 |
| **Total** | | 7.1 | 6.2 |

| Currency conversion guide at 30 September | 2007 | 2006 |
|---|---|---|
| **Income statement (average)** | | |
| US dollar | 7.1848 | 6.5741 |
| Euro | 9.5601 | 8.1011 |
| UK pound | 14.1475 | 11.8541 |
| **Balance sheet (spot)** | | |
| US dollar | 6.8712 | 7.7693 |
| Euro | 9.7246 | 9.8472 |
| UK pound | 13.9548 | 14.5465 |

**Commodity price risk management**

Commodity price risk is the risk that the group may suffer financial loss when a fluctuating price contract is entered into and commodity prices increase or when a fixed price agreement is entered into and commodity prices fall. The following open commodity position was held at 30 September:

| | 2007 R million | 2006 R million |
|---|---|---|
| Aluminium futures | 113.2 | 65.8 |

The group uses derivative instruments, including forward agreements and futures, to hedge commodity risk.

The average price per ton of aluminium hedged at year-end is R16 956 (2006: R15 481) and volumes lower than the previous year were hedged.

1. FINANCIAL RISK MANAGEMENT *(continued)*

Credit risk management

Potential concentrations of credit risk consist principally of cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as trade debtors. For banks and financial institutions, only independently rated parties with a minimum rating of "A" are accepted. The credit risk on liquid funds and derivative financial instruments is limited because the group's counterparties are with major banks of high standing.

Trade receivables comprise a large, widespread customer base. Ongoing credit evaluations on the financial condition of customers are performed, taking into account financial position and past experience and, where appropriate, credit guarantee insurance cover is purchased or provisions made.

The group does not consider there to be any significant concentration of credit risk which has not been insured or adequately provided for at the balance sheet date.

Fair value of financial instruments

The group's financial instruments consist mainly of investments, bank balances, deposits and cash, trade receivables and other financial assets, trade payables and other financial liabilities, interest-bearing borrowings and derivative financial instruments.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Investments – the fair value of investments is based on quoted bid prices, or the present value of expected future cash flows discounted at market-related interest rates.

Bank balances, deposits and cash – the carrying value approximates fair value due to the relatively short-term maturity of these financial assets.

Trade receivables and other financial assets – the fair value of receivables approximates the carrying value as market-related interest rates are charged on outstanding balances.

Trade payables and other financial liabilities – the carrying value approximates fair value due to the relatively short-term maturity of these financial liabilities.

Borrowings – the fair value of long-term borrowings is based on discounted cash flows using the effective interest rate method. The carrying value of short-term borrowings approximates fair value due to the short period to maturity of these instruments.

Derivative instruments – the fair value of derivative instruments is calculated using mark-to-market valuations.

The fair value of derivative financial instruments raised on the balance sheet is as follows:

| Asset/(liability) | 2007<br>R million | 2006<br>R million |
|---|---|---|
| Interest rate swaps | 15.2 | 8.2 |
| Forward exchange contracts | (7.9) | 77.3 |
| Commodity contracts – Aluminium futures | (10.6) | 19.6 |
| Total | (3.3) | 105.1 |
| Analysed between: | | |
| Derivative financial assets (note 11) | 15.2 | 106.5 |
| Derivative financial liabilities (note 18) | (18.5) | (1.4) |
| | (3.3) | 105.1 |

1. FINANCIAL RISK MANAGEMENT *(continued)*

Maturity profile of financial instruments

The maturity profile of financial assets and liabilities at 30 September was as follows:

| | Notes | Carrying value R million | Current year R million | 1 – 2 years R million | 2 – 3 years R million | 3 – 4 years R million | Over 4 years R million |
|---|---|---|---|---|---|---|---|
| At 30 September 2007 | | | | | | | |
| Financial assets | | | | | | | |
| Non-current financial assets | 8 | 265.7 | — | 10.7 | 25.8 | 12.0 | 217.2 |
| Trade receivables and other current assets* | 11 | 2 796.8 | 2 796.8 | — | — | — | — |
| Bank balances, deposits and cash | 12 | 603.5 | 603.5 | — | — | — | — |
| Total | | 3 666.0 | 3 400.3 | 10.7 | 25.8 | 12.0 | 217.2 |
| Financial liabilities | | | | | | | |
| Non-current loans and borrowings | 15 | 526.5 | — | 73.3 | 37.6 | 249.8 | 165.8 |
| Trade payables and other current liabilities | 18 | 2 739.9 | 2 739.9 | — | — | — | — |
| Bank overdrafts and loans | 15 | 2 001.8 | 2 001.8 | — | — | — | — |
| Total | | 5 268.2 | 4 741.7 | 73.3 | 37.6 | 249.8 | 165.8 |
| At 30 September 2006 | | | | | | | |
| Financial assets | | | | | | | |
| Non-current financial assets | 8 | 253.1 | — | 76.8 | 3.8 | 18.8 | 153.7 |
| Trade receivables and other current assets* | 11 | 2 912.4 | 2 912.4 | — | — | — | — |
| Bank balances, deposits and cash | 12 | 414.6 | 414.6 | — | — | — | — |
| Total | | 3 580.1 | 3 327.0 | 76.8 | 3.8 | 18.8 | 153.7 |
| Financial liabilities | | | | | | | |
| Non-current loans and borrowings | 15 | 1 021.8 | — | 675.3 | 67.3 | 15.5 | 263.7 |
| Trade payables and other current liabilities | 18 | 2 971.0 | 2 971.0 | — | — | — | — |
| Bank overdrafts and loans | 15 | 978.8 | 978.8 | — | — | — | — |
| Total | | 4 971.6 | 3 949.8 | 675.3 | 67.3 | 15.5 | 263.7 |

**Prepayments are excluded from trade receivables and other current assets.*

## 2. SEGMENTAL REPORT

| | Revenue | | Profit from operations | |
|---|---|---|---|---|
| | 2007 R million | 2006 R million | 2007 R million | 2006 R million |
| **Metals and Glass** | **4 728.4** | 4 206.3 | **751.1** | 654.1 |
| Africa | **4 728.4** | 4 206.3 | **751.1** | 654.1 |
| **Paper** | **7 868.5** | 7 028.3 | **388.1** | 435.6 |
| Africa | **4 818.4** | 4 415.5 | **290.2** | 349.3 |
| Europe | **3 050.1** | 2 612.8 | **97.9** | 86.3 |
| **Plastics** | **4 466.4** | 4 072.1 | **381.7** | 385.5 |
| Africa | **2 910.2** | 2 780.9 | **226.7** | 232.7 |
| Europe | **1 556.2** | 1 291.2 | **155.0** | 152.8 |
| **Group services** | **280.8** | 243.6 | **100.3** | 62.7 |
| Africa | **—** | (9.5) | **59.8** | 30.4 |
| Europe | **280.8** | 253.1 | **40.5** | 32.3 |
| Inter-segment eliminations | **(329.7)** | (288.4) | **—** | — |
| **Total** | **17 014.4** | 15 261.9 | **1 621.2** | 1 537.9 |
| Geographical analysis | | | | |
| South Africa | **11 465.9** | 10 501.4 | **1 203.0** | 1 174.9 |
| Rest of Africa | **991.1** | 891.8 | **124.8** | 91.6 |
| Europe | **4 887.1** | 4 157.1 | **293.4** | 271.4 |
| Inter-segment eliminations | **(329.7)** | (288.4) | **—** | — |
| **Total** | **17 014.4** | 15 261.9 | **1 621.2** | 1 537.9 |

| | Operating margin | | EBITDA | | Depreciation and amortisation | | Net impairment losses/(reversals) | |
|---|---|---|---|---|---|---|---|---|
| | 2007 % | 2006 % | 2007 R million | 2006 R million | 2007 R million | 2006 R million | 2007 R million | 2006 R million |
| | 15.9 | 15.6 | 874.6 | 764.0 | 123.5 | 109.9 | 3.3 | — |
| | 15.9 | 15.6 | 874.6 | 764.0 | 123.5 | 109.9 | 3.3 | — |
| | 4.9 | 6.2 | 680.6 | 683.8 | 292.5 | 248.2 | — | (11.7) |
| | 6.0 | 7.9 | 445.9 | 475.9 | 155.7 | 126.6 | — | (11.7) |
| | 3.2 | 3.3 | 234.7 | 207.9 | 136.8 | 121.6 | — | — |
| | 8.5 | 9.5 | 596.5 | 591.4 | 214.8 | 205.9 | 4.0 | 18.0 |
| | 7.8 | 8.4 | 383.2 | 372.3 | 156.5 | 139.6 | 4.0 | 18.0 |
| | 10.0 | 11.8 | 213.3 | 219.1 | 58.3 | 66.3 | — | — |
| | | | 171.2 | 157.1 | 70.9 | 94.4 | (0.6) | 104.3 |
| | | | 127.8 | 124.8 | 68.0 | 94.4 | — | 104.3 |
| | | | 43.4 | 32.3 | 2.9 | — | (0.6) | — |
| | | | — | — | — | — | — | — |
| | 9.5 | 10.1 | 2 322.9 | 2 196.3 | 701.7 | 658.4 | 6.7 | 110.6 |
| | 10.5 | 11.2 | 1 676.0 | 1 616.7 | 473.0 | 441.8 | 7.3 | 92.4 |
| | 12.6 | 10.3 | 155.5 | 120.3 | 30.7 | 28.7 | — | 18.2 |
| | 6.0 | 6.5 | 491.4 | 459.3 | 198.0 | 187.9 | (0.6) | — |
| | | | — | — | — | — | — | — |
| | 9.5 | 10.1 | 2 322.9 | 2 196.3 | 701.7 | 658.4 | 6.7 | 110.6 |

2. SEGMENTAL REPORT *(continued)*

| | Operating assets | | Operating liabilities | | Capital expenditure | |
|---|---|---|---|---|---|---|
| | 2007 R million | 2006 R million | 2007 R million | 2006 R million | 2007 R million | 2006 R million |
| Metals and Glass | 2 798.4 | 2 517.3 | 705.7 | 731.2 | 289.3 | 180.2 |
| Africa | 2 798.4 | 2 517.3 | 705.7 | 731.2 | 289.3 | 180.2 |
| Paper | 6 279.5 | 5 845.4 | 1 156.1 | 1 147.6 | 561.8 | 398.0 |
| Africa | 3 589.4 | 3 313.5 | 744.6 | 853.9 | 424.7 | 324.4 |
| Europe | 2 690.1 | 2 531.9 | 411.5 | 293.7 | 137.1 | 73.6 |
| Plastics | 2 529.7 | 2 648.0 | 720.3 | 813.0 | 382.9 | 177.0 |
| Africa | 1 926.9 | 1 693.9 | 495.1 | 607.1 | 331.5 | 137.0 |
| Europe | 602.8 | 954.1 | 225.2 | 205.9 | 51.4 | 40.0 |
| Group services | 712.9 | 739.2 | 257.0 | 365.8 | 64.1 | 25.8 |
| Africa | 690.8 | 668.9 | 212.7 | 338.3 | 57.0 | 19.0 |
| Europe | 22.1 | 70.3 | 44.3 | 27.5 | 7.1 | 6.8 |
| Total | 12 320.5 | 11 749.9 | 2 839.1 | 3 057.6 | 1 298.1 | 781.0 |
| Geographical analysis | | | | | | |
| South Africa | 8 224.1 | 7 350.7 | 1 955.4 | 2 266.6 | 1 007.1 | 524.6 |
| Rest of Africa | 781.4 | 842.9 | 202.7 | 263.9 | 95.4 | 136.0 |
| Europe | 3 315.0 | 3 556.3 | 681.0 | 527.1 | 195.6 | 120.4 |
| Total | 12 320.5 | 11 749.9 | 2 839.1 | 3 057.6 | 1 298.1 | 781.0 |

For segmental purposes, Bevcap is now included under Plastics (Africa) and not Metals (Africa). Comparative figures have been restated. The restatement resulted in R227.4 million in turnover and R46.3 million in profit from operations in 2006 being reclassified from Metals (Africa) to Plastics (Africa).

For management purposes, the group is organised into four business clusters based on raw material inputs. The clusters are the basis on which the group reports its primary segment information. The principal activities of the clusters are as follows:

**Metals and Glass** – manufacture of beverage cans, food cans, aerosol cans, other metal packaging and glass packaging.

**Paper** – manufacture of corrugated boxes, folding cartons, toilet tissue and paper manufacturing.

**Plastics** – manufacture of plastic bottles, crates and drums, checkout bags, tubes and tubs and a full range of flexible plastics products.

**Group services** – head office activities, procurement, treasury and property services.

In addition, the businesses are grouped by geographical location. The main geographical regions identified are South Africa, rest of Africa and Europe. Geographical split is determined by location of the operating assets.

| | Freehold land and buildings R million | Leasehold buildings R million | Plant, equipment and vehicles R million | Capitalised leased plant and vehicles R million | Total property, plant and equipment R million | Investment properties R million |
|---|---|---|---|---|---|---|
| **3. PROPERTY, PLANT AND EQUIPMENT** | | | | | | |
| Gross carrying amount | | | | | | |
| At 1 October 2005 | 920.3 | 126.0 | 5 815.9 | 90.4 | 6 952.6 | 18.5 |
| Additions | 58.2 | 1.6 | 616.1 | 13.5 | 689.4 | — |
| Disposals | (12.2) | (10.1) | (119.9) | (16.2) | (158.4) | (3.6) |
| Disposal of business | — | (2.1) | (109.5) | — | (111.6) | — |
| Impairment loss | — | — | (3.6) | — | (3.6) | — |
| Reversal of impairment loss | — | — | 2.0 | — | 2.0 | — |
| Reclassified to assets held for sale | (21.1) | — | (15.3) | — | (36.4) | — |
| Translation differences | 119.2 | 29.6 | 625.1 | — | 773.9 | — |
| Hyper-inflation and other movements | 14.4 | (10.9) | 38.6 | (6.1) | 36.0 | — |
| At 30 September 2006 | 1 078.8 | 134.1 | 6 849.4 | 81.6 | 8 143.9 | 14.9 |
| Additions | 97.4 | 3.7 | 1 116.2 | 13.2 | 1 230.5 | — |
| Transfer from equity on cash flow hedges | — | — | (16.5) | — | (16.5) | — |
| Interest capitalised | — | — | 11.6 | — | 11.6 | — |
| Acquisition of business | — | 0.5 | 21.8 | 0.2 | 22.5 | — |
| Disposals | (0.6) | (0.4) | (113.3) | (30.1) | (144.4) | (12.9) |
| Disposal of business | (6.2) | — | (8.6) | — | (14.8) | — |
| Reclassified to available-for-sale financial assets | (3.2) | — | (22.6) | — | (25.8) | — |
| Impairment loss | — | — | (17.0) | — | (17.0) | — |
| Reversal of impairment loss | — | — | 11.9 | — | 11.9 | — |
| Reclassified (to)/from assets held for sale | (21.1) | — | (17.2) | — | (38.3) | 1.1 |
| Translation differences | (28.7) | (4.9) | (150.6) | — | (184.2) | — |
| Hyper-inflation and other movements | (1.6) | (0.7) | 42.5 | (0.4) | 39.8 | 5.5 |
| At 30 September 2007 | 1 114.8 | 132.3 | 7 707.6 | 64.5 | 9 019.2 | 8.6 |

| | Freehold land and buildings R million | Leasehold buildings R million | Plant, equipment and vehicles R million | Capitalised leased plant and vehicles R million | Total property, plant and equipment R million | Investment properties R million |
|---|---|---|---|---|---|---|
| **3. PROPERTY, PLANT AND EQUIPMENT** *(continued)* | | | | | | |
| Accumulated depreciation | | | | | | |
| At 1 October 2005 | 237.1 | 42.0 | 1 838.2 | 32.9 | 2 150.2 | 1.4 |
| Depreciation charge for the year | 22.9 | 2.9 | 545.0 | 17.7 | 588.5 | 1.4 |
| Disposals | (5.5) | (8.7) | (104.6) | (10.0) | (128.8) | — |
| Disposal of business | — | (2.0) | (40.0) | — | (42.0) | — |
| Reclassified to assets held for sale | (9.9) | — | (7.4) | — | (17.3) | — |
| Translation differences | 14.3 | 6.0 | 348.2 | — | 368.5 | — |
| Hyper-inflation and other movements | 12.1 | (10.5) | 17.4 | — | 19.0 | — |
| At 30 September 2006 | 271.0 | 29.7 | 2 596.8 | 40.6 | 2 938.1 | 2.8 |
| Depreciation charge for the year | 19.7 | 1.9 | 595.6 | 14.5 | 631.7 | 0.6 |
| Acquisition of business | — | 0.4 | 6.4 | 0.1 | 6.9 | — |
| Disposals | — | — | (98.3) | (23.9) | (122.2) | (2.3) |
| Disposal of business | (3.4) | — | (6.2) | — | (9.6) | — |
| Reclassified to available-for-sale financial assets | (3.9) | — | (10.9) | — | (14.8) | — |
| Reclassified to assets held for sale | (0.5) | — | (10.5) | — | (11.0) | — |
| Translation differences | (8.3) | (0.9) | (80.1) | — | (89.3) | — |
| Hyper-inflation and other movements | 7.1 | 0.3 | 19.0 | (0.2) | 26.2 | 3.8 |
| **At 30 September 2007** | **281.7** | **31.4** | **3 011.8** | **31.1** | **3 356.0** | **4.9** |
| **Net book value at 30 September 2007** | **833.1** | **100.9** | **4 695.8** | **33.4** | **5 663.2** | **3.7** |
| Net book value at 30 September 2006 | 807.8 | 104.4 | 4 252.6 | 41.0 | 5 205.8 | 12.1 |

| | 2007 R million | 2006 R million |
|---|---|---|
| **3. PROPERTY, PLANT AND EQUIPMENT** *(continued)* | | |
| The open market value of the group's properties was determined by The Property Partnership who are independent valuators not connected to the group. These properties were valued by reference to market evidence of recent transactions for similar properties. | | |
| – Freehold land and buildings | 1 434.4 | 1 471.0 |
| – Investment properties | 9.3 | 26.1 |
| A schedule of the group's properties is available to users of the financial statements on receipt of a written request. | | |
| Insured value of the plant, equipment and vehicles at 30 September | 21 528.2 | 20 266.9 |
| Refer to note 15 for details of property, plant and equipment encumbered. | | |
| Property rental income earned by the group from its investment property under operating leases | 2.2 | 3.7 |
| Direct operating expenses relating to investment properties | 1.0 | 0.5 |
| Impairment losses have been recognised on certain plant and equipment where the carrying value exceeded the higher of value in use or fair value less cost to sell. | | |

| | R million |
|---|---|
| **4. GOODWILL** | |
| Carrying amount | |
| At 1 October 2005 | 712.1 |
| Impairment loss | (18.2) |
| Translation differences | 124.4 |
| At 30 September 2006 | 818.3 |
| Acquisition of business | 6.1 |
| Disposal of business | 1.7 |
| Translation differences | (22.6) |
| At 30 September 2007 | 803.5 |

Goodwill acquired in a business combination is allocated, at acquisition, to the cash-generating units ("CGUs") that are expected to benefit from that business combination.

4. GOODWILL *(continued)*

The allocation of goodwill by cash-generating unit is presented below:

| | Cost R million | Cumulative impairment R million | Net carrying value R million |
|---|---|---|---|
| At 30 September 2007 | | | |
| South Africa | | | |
| Metals | 123.4 | – | 123.4 |
| Rigids | 60.1 | – | 60.1 |
| Flexibles | 53.5 | – | 53.5 |
| Paper | 44.3 | – | 44.3 |
| Europe | | | |
| Healthcare | 284.9 | 13.0 | 271.9 |
| Paper | 381.1 | 136.7 | 244.4 |
| Rest of Africa | | | |
| Metals | 21.4 | 18.2 | 3.2 |
| Other | 2.7 | – | 2.7 |
| | 971.4 | 167.9 | 803.5 |
| At 30 September 2006 | | | |
| South Africa | | | |
| Metals | 123.4 | – | 123.4 |
| Rigids | 54.0 | – | 54.0 |
| Flexibles | 53.5 | – | 53.5 |
| Paper | 42.7 | – | 42.7 |
| Europe | | | |
| Healthcare | 297.0 | 13.6 | 283.4 |
| Paper | 397.3 | 142.5 | 254.8 |
| Rest of Africa | | | |
| Metals | 21.4 | 18.2 | 3.2 |
| Other | 3.3 | – | 3.3 |
| | 992.6 | 174.3 | 818.3 |

The group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined using value in use calculations. These calculations use cash flow projections based on the most recent financial budgets approved by management for the next five years. Cash flows beyond the five-year period are extrapolated using the growth rates below:

4. GOODWILL *(continued)*

Key assumptions used for value in use calculations

| | South Africa | Rest of Africa | Europe |
|---|---|---|---|
| **2007** | | | |
| Growth rate* | 0.0% | 0.0% | 0.0% |
| Discount rate (pre-tax) | 12.3% | 20.0% | 7.1% |
| **2006** | | | |
| Growth rate* | 0.0% | 0.0% | 0.0% |
| Discount rate (pre-tax) | 12.1% | 20.0% | 8.2% |

**This is the growth rate used in the calculation of the termination value after the five-year management estimate of cash flows.*

Management estimates discount rates using the pre-tax average weighted cost of capital for the group, adjusted for risks associated with the geographical markets in which the CGUs operate. Growth rates are based on industry growth rate forecasts.

Goodwill relating to Nampak Kenya of R18.2 million was impaired in the prior year due to the reduced profitability.

| | ERP systems and software R million | Other R million | Total R million |
|---|---|---|---|
| **5. OTHER INTANGIBLE ASSETS** | | | |
| **Cost** | | | |
| At 1 October 2005 | 434.1 | 11.8 | 445.9 |
| Additions | 91.0 | 0.6 | 91.6 |
| Disposals | (3.5) | — | (3.5) |
| Impairment loss | (87.6) | — | (87.6) |
| Translation differences | 2.4 | — | 2.4 |
| Other movements | (8.3) | (2.6) | (10.9) |
| At 30 September 2006 | 428.1 | 9.8 | 437.9 |
| Additions | 60.1 | 7.5 | 67.6 |
| Acquisition of business | — | 6.1 | 6.1 |
| Disposals | (0.1) | (0.5) | (0.6) |
| Impairment loss | (1.6) | — | (1.6) |
| Translation differences | (0.6) | — | (0.6) |
| Other movements | (1.3) | 0.8 | (0.5) |
| At 30 September 2007 | 484.6 | 23.7 | 508.3 |

| | ERP systems and software R million | Other R million | Total R million |
|---|---|---|---|
| **5. OTHER INTANGIBLE ASSETS** *(continued)* | | | |
| Amortisation | | | |
| At 1 October 2005 | 84.9 | 10.8 | 95.7 |
| Charge for the year | 68.0 | 0.5 | 68.5 |
| Disposals | (2.4) | — | (2.4) |
| Translation differences | 1.0 | — | 1.0 |
| Other movements | 2.5 | (2.4) | 0.1 |
| At 30 September 2006 | 154.0 | 8.9 | 162.9 |
| Charge for the year | 67.8 | 1.6 | 69.4 |
| Disposals | (0.1) | (0.5) | (0.6) |
| Translation differences | (0.1) | — | (0.1) |
| Other movements | 0.3 | 0.6 | 0.9 |
| At 30 September 2007 | 221.9 | 10.6 | 232.5 |
| Net carrying value at 30 September 2007 | 262.7 | 13.1 | 275.8 |
| Net carrying value at 30 September 2006 | 274.1 | 0.9 | 275.0 |

Other intangible assets consist of patents, trademarks and licences.

In 2006 the group's ERP system was impaired on the basis of its ability to generate future identifiable cash benefits. A discount rate of 10.9% was applied to the future cash flows which resulted in a recoverable amount of R41.4 million and consequently an impairment loss of R75.0 million was recognised. The common design project was capitalised in South Africa services for segment reporting purposes. The common design intangible asset is held at group level.

The balance of the impairment losses of R1.6 million (2006: R12.6 million) related to divisional implementations using similar assumptions.

| | 2007 R million | 2006 R million |
|---|---|---|
| **6. INVESTMENTS IN ASSOCIATES** | | |
| (Refer to Annexure A for details) | | |
| Cost of investments in associates | 6.9 | 35.1 |
| Share of other post-acquisition reserves | 1.8 | 34.4 |
| Share of post-acquisition profit, net of dividend received | 12.5 | (20.1) |
| Opening balance | (20.1) | (20.1) |
| Share of current year profit | 4.3 | — |
| Reclassified to available-for-sale financial assets | 28.3 | — |
| | 21.2 | 49.4 |

The financial year-ends of Group Risk Holdings (Proprietary) Limited and Collect-a-Can (Proprietary) Limited are 30 September and 31 December respectively. The September management accounts were used to prepare the financial statements for consolidation purposes.

In the current year the group concluded that it no longer had significant influence over its Zimbabwean associates. The carrying value of R24.0 million was reclassified to available-for-sale financial assets. The net carrying amount of these associates in the prior year was R31.5 million.

The group has obligations in respect of losses from associates to the extent of the carrying value of the investment.

Summarised financial information in respect of the group's associates is set out below:

| | 2007 R million | 2006 R million |
|---|---|---|
| Revenue | 321.6 | 442.2 |
| Profit for the year | 8.6 | 2.2 |
| Group's share of associates' profit for the year | 4.3 | — |
| Total assets | 378.9 | 436.2 |
| Total liabilities | 323.8 | 318.4 |
| Net assets | 55.1 | 117.8 |
| Group's share of associates' net assets | 21.2 | 49.4 |

**7. INVESTMENTS IN JOINT VENTURES**

(Refer to Annexure A for details)

The following amounts are included in the group's financial statements as a result of the proportionate consolidation of its joint ventures:

| | 2007 R million | 2006 R million |
|---|---|---|
| Income | 589.9 | 447.0 |
| Expenses | 569.4 | 434.6 |
| Current assets | 266.7 | 212.8 |
| Non-current assets | 241.2 | 216.7 |
| Current liabilities | 113.6 | 89.5 |
| Non-current liabilities | 331.1 | 264.9 |

The group's share of capital commitments from joint ventures is R164.4 million.

| | | 2007<br>R million | 2006<br>R million |
|---|---|---|---|
| 8. | OTHER NON-CURRENT FINANCIAL ASSETS | | |
| | **Available-for-sale financial assets** | | |
| | (Refer to Annexures A and B for details) | | |
| | Investments in subsidiaries and associates in Zimbabwe | 38.9 | — |
| | Fair value adjustment | (38.9) | — |
| | Other investments | 16.2 | 16.5 |
| | | 16.2 | 16.5 |
| | During the year the group reclassified the net carrying value of its subsidiaries and associates in Zimbabwe to available-for-sale financial assets. | | |
| | **Loans and receivables** | | |
| | Loans to minority shareholders and joint venture partner[1] | 181.3 | 119.5 |
| | Non-current receivable on disposal of properties[2] | 20.8 | 169.8 |
| | Deferred consideration on disposal of business | — | 63.8 |
| | Equipment sales receivables[3] | 43.7 | 24.0 |
| | Other | 13.2 | 11.7 |
| | Total loans | 259.0 | 388.8 |
| | *Less:* Amounts receivable within one year, reflected in trade receivables and other current assets (note 11) | 9.5 | 152.2 |
| | Net non-current loans and receivables | 249.5 | 236.6 |
| | Total | 265.7 | 253.1 |

1. *The loans to the minority shareholders relate to two unsecured loans. The first loan is repayable on 31 May 2010 and interest is charged at the South African prime rate. The second loan is repayable in approximately 10 years and interest is charged at the South African prime rate less 2%. The loan to the joint venture partner is unsecured and not repayable before October 2008. Interest is charged at the South African prime rate.*
2. *The non-current receivable on disposal of properties relates to the mortgage loan to Nampak Wiegand Glass (Proprietary) Limited. The loan has a final repayment date in April 2015 and interest is charged at the South African prime rate less 2%.*
3. *Equipment sales receivables are repayable from 2009 to 2014. Interest is charged at the South African prime rate.*

## 9. DEFERRED TAX

The following are the major deferred tax liabilities and assets recognised by the group, and the movements thereon, during the current and prior reporting periods:

| | Accelerated tax depreciation R million | Provisions R million | Prepayments R million | Retirement benefit obligation R million | Other R million | Tax losses R million | Total R million |
|---|---|---|---|---|---|---|---|
| At 1 October 2005 | 785.9 | (96.7) | 4.1 | (159.2) | 127.0 | (11.4) | 649.7 |
| Credit to equity for the year | — | — | — | (38.2) | — | — | (38.2) |
| Charge/(credit) to profit for the year | 15.4 | 17.4 | (3.2) | 5.6 | (5.9) | (12.9) | 16.4 |
| Disposal of subsidiary | (3.5) | 1.8 | (0.1) | 0.5 | — | 3.7 | 2.4 |
| Translation differences | 41.9 | (2.5) | (0.1) | (21.7) | 25.9 | — | 43.5 |
| At 30 September 2006 | 839.7 | (80.0) | 0.7 | (213.0) | 147.0 | (20.6) | 673.8 |
| Charge to equity for the year | — | — | — | 47.5 | — | — | 47.5 |
| Charge/(credit) to profit for the year | 2.3 | 3.7 | 1.0 | 9.9 | 22.8 | (10.7) | 29.0 |
| Disposal of subsidiary | (0.6) | — | — | — | — | — | (0.6) |
| Acquisition of subsidiary | 2.5 | (0.7) | — | — | — | — | 1.8 |
| Reclassified to available-for-sale financial assets | (3.6) | — | — | — | — | — | (3.6) |
| Translation differences | (16.4) | 0.4 | — | 3.1 | (1.9) | — | (14.8) |
| **At 30 September 2007** | **823.9** | **(76.6)** | **1.7** | **(152.5)** | **167.9** | **(31.3)** | **733.1** |

| | 2007 R million | 2006 R million |
|---|---|---|
| Analysed between: | | |
| Deferred tax assets | 9.6 | 9.6 |
| Deferred tax liabilities | 742.7 | 683.4 |
| | 733.1 | 673.8 |

At balance sheet date, the group had unused tax losses of R144.6 million (2006: R119.3 million) available for offset against future taxable profits. Deferred tax assets have been recognised in respect of R107.5 million (2006: R70.3 million) of such losses. No deferred tax asset has been recognised on the remaining R37.1 million (2006: R49.0 million) due to the unpredictability of future profit streams. There are no expiry dates on the tax losses.

| | | 2007 R million | 2006 R million |
|---|---|---|---|
| 10. | INVENTORIES | | |
| | Raw materials | 1 004.6 | 924.3 |
| | Work in progress | 209.3 | 208.7 |
| | Finished goods | 875.9 | 818.3 |
| | Consumables | 266.4 | 217.9 |
| | Total | 2 356.2 | 2 169.2 |
| | Carrying amount of inventories included at net realisable value | 39.1 | 111.7 |
| | Amount of write-down of inventory to net realisable value included in raw materials and consumables used | 3.5 | 14.1 |
| 11. | TRADE RECEIVABLES AND OTHER CURRENT ASSETS | | |
| | Trade receivables | 2 530.4 | 2 465.3 |
| | Prepayments | 125.1 | 196.9 |
| | Derivative financial instruments (note 1) | 15.2 | 106.5 |
| | Current portion of loans and receivables (note 8) | 9.5 | 152.2 |
| | Provision for rebates | (18.4) | (11.7) |
| | Other | 260.1 | 200.1 |
| | Total | 2 921.9 | 3 109.3 |
| | An allowance of R65.8 million (2006: R66.9 million) has been made for estimated irrecoverable amounts from sale of goods. This allowance has been determined by reference to past default. | | |
| | The directors consider that the carrying amount of trade receivables and other current assets approximates their fair value. | | |
| 12. | BANK BALANCES, DEPOSITS AND CASH | | |
| | Cash at bank and on hand | 183.4 | 139.4 |
| | Short-term bank deposits | 420.1 | 275.2 |
| | Total | 603.5 | 414.6 |
| | South African rand | 70.8 | 56.1 |
| | Foreign currencies | 532.7 | 358.5 |
| | | 603.5 | 414.6 |

13. **ASSETS HELD FOR SALE**

The directors resolved to dispose of the rental hygiene business in Tissue. The effective date of disposal is 1 November 2007. The disposal group is included in the Africa Paper segment for segmental reporting purposes. The proceeds on disposal are expected to exceed the net carrying amount of the relevant assets and liabilities, and accordingly no impairment loss has been recognised.

The directors resolved to dispose of certain properties in Europe. The properties are included in Services for segmental purposes. The proceeds on disposals are expected to exceed the net carrying amount of the properties and accordingly no impairment has been recognised.

The assets and liabilities attributable to the business units and assets which are expected to be sold in the next 12 months, have been classified as a disposal group held for sale and are presented separately in the balance sheet.

The major classes of assets and liabilities comprising the disposal group classified as held for sale are as follows:

| | 2007<br>R million | 2006<br>R million |
|---|---|---|
| **Assets classified as held for sale** | | |
| Property, plant and equipment | 32.1 | 12.9 |
| Deferred tax asset | — | 0.2 |
| Inventories | 5.1 | 28.7 |
| Trade receivables and other current assets | 4.1 | 1.4 |
| Bank balances, deposits and cash | — | 0.1 |
| | 41.3 | 43.3 |
| **Liabilities directly associated with assets classified as held for sale** | | |
| Deferred tax liabilities | — | 0.8 |
| Trade payables and other current liabilities | — | 3.4 |
| Bank overdrafts and loans | — | 0.9 |
| | — | 5.1 |

## 14. CAPITAL AND RESERVES

**Reconciliation of movement in capital and reserves**

| | Notes | Share capital R million | Share premium R million | Treasury shares R million | Share option reserve R million |
|---|---|---|---|---|---|
| | | Capital reserves | | | |
| At 1 October 2005 | | 36.0 | 2 596.7 | (705.1) | 229.0 |
| Employee share option scheme: | | | | | |
| – value of employee services | | — | — | — | 28.5 |
| – proceeds from shares issued | | 0.2 | 29.7 | — | — |
| Shares repurchased in terms of scheme of arrangement: | | | | | |
| – shares cancelled | | (0.9) | (279.9) | — | — |
| – shares held as treasury shares | | — | — | (683.6) | — |
| Currency translation differences | | — | — | — | — |
| Hyper-inflation capital adjustment | | — | — | — | — |
| Gain on cash flow hedges | | — | — | — | — |
| Actuarial loss | | — | — | — | — |
| Profit for the year | | — | — | — | — |
| Dividends paid | | — | — | — | — |
| Cash distribution from share premium | | — | (196.1) | 21.7 | — |
| At 30 September 2006 | | 35.3 | 2 150.4 | (1 367.0) | 257.5 |
| Employee share option scheme: | | | | | |
| – value of employee services | | — | — | — | 28.3 |
| – proceeds from shares issued | | 0.1 | 25.1 | — | — |
| Currency translation differences | | — | — | — | — |
| Hyper-inflation capital adjustment | | — | — | — | — |
| Loss on cash flow hedges | | — | — | — | — |
| Transfer from cash flow hedging reserve to assets | | — | — | — | — |
| Transfer from cash flow hedging reserve to income statement | | — | — | — | — |
| Actuarial gain | | — | — | — | — |
| Profit for the year | | — | — | — | — |
| Loss on available-for-sale financial assets | | — | — | — | — |
| Disposal of business | | — | — | — | — |
| Dividends paid | 27 | — | — | — | — |
| Cash distributions from share premium | 27 | — | (649.2) | 71.8 | — |
| **At 30 September 2007** | | **35.4** | **1 526.3** | **(1 295.2)** | **285.8** |

| Other reserves | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Foreign currency translation reserve R million | Hyper-inflation capital adjustment R million | Financial instruments hedging reserve R million | Recognised actuarial gains/ (losses) R million | Share of non-distributable reserves in associates R million | Available-for-sale financial assets revaluation reserve R million | Other R million | Retained earnings R million | Total attributable to equity holders of company R million | Minority interest R million | Total equity R million |
| (250.2) | (14.4) | (0.2) | (33.5) | 1.8 | — | 0.2 | 3 758.9 | 5 619.2 | 32.4 | 5 651.6 |
| — | — | — | — | — | — | — | — | 28.5 | — | 28.5 |
| — | — | — | — | — | — | — | — | 29.9 | — | 29.9 |
| — | — | — | — | — | — | — | — | (280.8) | — | (280.8) |
| — | — | — | — | — | — | — | — | (683.6) | — | (683.6) |
| 556.7 | — | — | — | — | — | — | — | 556.7 | 5.3 | 562.0 |
| — | (2.4) | — | — | — | — | — | — | (2.4) | — | (2.4) |
| — | — | 29.5 | — | — | — | — | — | 29.5 | — | 29.5 |
| — | — | — | (92.1) | — | — | — | — | (92.1) | — | (92.1) |
| — | — | — | — | — | — | — | 861.8 | 861.8 | 4.5 | 866.3 |
| — | — | — | — | — | — | — | (329.1) | (329.1) | (1.5) | (330.6) |
| — | — | — | — | — | — | — | — | (174.4) | — | (174.4) |
| 306.5 | (16.8) | 29.3 | (125.6) | 1.8 | — | 0.2 | 4 291.6 | 5 563.2 | 40.7 | 5 603.9 |
| — | — | — | — | — | — | — | — | 28.3 | — | 28.3 |
| — | — | — | — | — | — | — | — | 25.2 | — | 25.2 |
| (121.5) | — | — | — | — | — | — | — | (121.5) | (4.3) | (125.8) |
| — | (7.5) | — | — | — | — | — | — | (7.5) | — | (7.5) |
| — | — | (10.7) | — | — | — | — | — | (10.7) | — | (10.7) |
| — | — | (16.5) | — | — | — | — | — | (16.5) | — | (16.5) |
| — | — | (2.4) | — | — | — | — | — | (2.4) | — | (2.4) |
| — | — | — | 100.6 | — | — | — | — | 100.6 | — | 100.6 |
| — | — | — | — | — | — | — | 1 054.2 | 1 054.2 | 1.7 | 1 055.9 |
| — | — | — | — | — | (38.9) | — | — | (38.9) | — | (38.9) |
| 6.6 | — | — | — | — | — | — | — | 6.6 | 9.9 | 16.5 |
| — | — | — | — | — | — | — | (1.2) | (1.2) | (0.5) | (1.7) |
| — | — | — | — | — | — | — | — | (577.4) | — | (577.4) |
| 191.6 | (24.3) | (0.3) | (25.0) | 1.8 | (38.9) | 0.2 | 5 344.6 | 6 002.0 | 47.5 | 6 049.5 |

| | 2007 R million | 2006 R million |
|---|---|---|
| **14. CAPITAL AND RESERVES** *(continued)* | | |
| **Share capital and premium** | | |
| Authorised: | | |
| 745 000 000 ordinary shares of 5 cents each | 37.3 | 37.3 |
| 100 000 6.5% cumulative preference shares of R2 each | 0.2 | 0.2 |
| 400 000 6% cumulative preference shares of R2 each | 0.8 | 0.8 |
| 31 857 200 preferred ordinary shares of 5 cents each | 1.6 | 1.6 |
| 100 redeemable preference shares of 5 cents each | — | — |
| Authorised share capital | 39.9 | 39.9 |
| Issued: | | |
| 655 972 061 (2006: 653 726 161) ordinary shares of 5 cents each | 32.8 | 32.7 |
| 100 000 6.5% cumulative preference shares of R2 each | 0.2 | 0.2 |
| 400 000 6% cumulative preference shares of R2 each | 0.8 | 0.8 |
| 31 857 195 preferred ordinary shares of 5 cents each | 1.6 | 1.6 |
| Issued share capital | 35.4 | 35.3 |
| 30 395 534 (2006: 30 147 034) ordinary shares have been set aside for employees' share schemes. | | |
| The preferred ordinary shares will convert to ordinary shares on the earliest of 31 January 2011 or the date on which Red Coral Investments 23 (Proprietary) Limited is obliged to redeem all the preference shares, issued to its financiers, upon an event of default, in accordance with the terms of the preference share agreements between Red Coral and its financiers. | | |
| The preferred ordinary shares will confer on the holders the right to receive a cumulative fixed annual dividend of 100 cents payable in equal instalments of 50 cents each on 31 January and 31 July each year up to 31 January 2011, with each distribution ranking ahead of the ordinary shares. | | |
| Share premium | 1 526.3 | 2 150.4 |
| Treasury shares | (1 295.2) | (1 367.0) |
| 27 369 195 ordinary shares held by the Nampak Black Management Share Trust | (378.8) | (405.9) |
| 51 301 ordinary shares held by the Nampak 1979 Share Purchase Scheme | (0.4) | (0.4) |
| 31 857 195 preferred ordinary shares held by Red Coral Investments 23 (Proprietary) Limited on behalf of broad-based participants in Nampak's black economic empowerment scheme | (290.5) | (290.5) |
| 45 070 855 ordinary shares held by Nampak Products Limited | (625.5) | (670.2) |
| Share option reserve | 285.8 | 257.5 |
| Capital reserves | 516.9 | 1 040.9 |

| | 2007 | 2006 |
|---|---|---|
| **14. CAPITAL AND RESERVES** *(continued)* | | |
| Reconciliation of number of shares issued | | |
| Ordinary shares | | |
| Number of ordinary shares issued at beginning of year | 653 726 161 | 669 313 827 |
| Repurchase and cancellation of ordinary shares in terms of the scheme of arrangement | — | (18 563 000) |
| Ordinary shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme | 2 245 900 | 2 479 634 |
| Shares allotted to directors in terms of the Nampak 1985 Share Option Scheme | — | 495 700 |
| Number of ordinary shares issued at end of year | 655 972 061 | 653 726 161 |
| Treasury shares | (72 491 351) | (72 491 351) |
| Net number of ordinary shares | 583 480 710 | 581 234 810 |

Preferred ordinary shares

There were no changes to the 31 857 195 shares allotted to Red Coral Investments 23 (Proprietary) Limited.

Preference shares

There were no changes to the issued 6.5% and 6% preference shares.

Treasury shares

Treasury shares represent Nampak Limited shares held by group subsidiary companies.

Foreign currency translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of foreign operations.

Hyper-inflation capital adjustment

An entity whose functional currency is that of a hyper-inflationary economy is required to restate its financial results so as to present a more comparable set of financial statements. The hyper-inflation capital adjustment is used to show the hyper-inflation effect on non-monetary reserves.

Financial instruments hedging reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions for which risk of ownership has not yet passed.

Recognised actuarial gains/(losses)

Actuarial gains and losses comprise:

(a) experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred); and
(b) the effects of changes in actuarial assumptions.

The group policy is to recognise all actuarial gains/(losses) in the period in which they occur in equity.

Share of non-distributable reserves in associates

Non-distributable reserves in associates arise out of associate companies being equity accounted. These reserves are not available for distribution by way of dividends.

14. CAPITAL AND RESERVES *(continued)*

**Available-for-sale financial assets revaluation reserve**

The available-for-sale financial assets revaluation reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the investment is derecognised.

**Minority interest**

Minority interest represents the value of the remaining ownership in the subsidiary investments that are not wholly owned by the group.

| | Redeemable/ repayable | Year-end interest rates | 2007 R million | 2006 R million |
|---|---|---|---|---|
| 15. LOANS AND BORROWINGS | | | | |
| Secured loans[1] | | | | |
| – foreign | 2008 – 2010 | 4.9% to 12.7% | 443.0 | 609.2 |
| Unsecured loans | | | | |
| – local | 2008 – 2012 | 6% to 14% | 164.2 | 142.4 |
| – foreign | 2008 – 2010 | 9.6% | 3.7 | 2.2 |
| Capitalised finance leases[2] | | | | |
| – local | 2008 – 2012 | 11% to 12% | 39.8 | 45.8 |
| – foreign | 2008 – 2010 | 3% to 21% | 1.0 | 2.0 |
| Non-recourse debt[3] | | | | |
| – local | 2008 – 2012 | 8.1% to 9.4% | 273.1 | 280.1 |
| | | | 924.8 | 1 081.7 |
| *Less:* instalments due for repayment within one year, reflected as current loans | | | 398.3 | 59.9 |
| Net non-current loans and borrowings | | | 526.5 | 1 021.8 |

1. *Loans and borrowings are secured by the following assets:*

   *R1.3 million (2006: R1.3 million) debt is secured by the encumbrance of immovable properties, plant and equipment having a book value of R1.1 million (2006: R3.5 million).*

   *R320.9 million (2006: R462.8 million) debt is secured by a guarantee issued by Nampak Holdings (UK) plc ("NHUK") and its subsidiaries. The facility is subject to covenants relating to interest cover and liquidity of the NHUK group. The NHUK group was well within the covenant requirements throughout the year under review.*

   *R120.8 million (2006: R144.4 million) debt is secured by a guarantee issued by Nampak Limited.*

   *No liabilities have been recognised for the outstanding guarantees.*

2. *Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default. All leases are on a fixed repayment basis and no arrangement has been entered into for contingent rental payments. Interest rates are fixed at the contract date. The fair value of the group's lease obligations approximates the carrying amount.*

3. *The non-recourse debt relates to the preference share funding obtained by Red Coral Investments 23 (Proprietary) Limited to fund the purchase of preferred ordinary shares in Nampak Limited as part of the black economic empowerment transaction entered into in 2005. There is no recourse to Nampak Limited or any of its subsidiaries in respect of these borrowings. The debt is subject to covenants based on the Nampak share price.*

| | 2007 R million | 2006 R million |
|---|---|---|
| **15. LOANS AND BORROWINGS** *(continued)* | | |
| Current loans | | |
| Current portion of loans | 380.5 | 43.2 |
| Current portion of finance leases | 17.8 | 16.7 |
| Commercial paper – unsecured | — | 375.0 |
| Bank overdrafts – unsecured | 1 603.5 | 543.9 |
| Total current loans and borrowings | 2 001.8 | 978.8 |
| Total borrowings | 2 528.3 | 2 000.6 |

| Summary of borrowings by year of redemption or payment: | | Total | Local | Foreign |
|---|---|---|---|---|
| Total owing at 30 September 2007 | | 924.8 | 477.1 | 447.7 |
| Repayable during the year ending 30 September | 2008 | 398.3 | 25.0 | 373.3 |
| | 2009 | 73.3 | 21.0 | 52.3 |
| | 2010 | 37.6 | 15.5 | 22.1 |
| | 2011 | 249.8 | 249.8 | — |
| | 2012 onwards | 165.8 | 165.8 | — |
| Included above are minimum lease payments due on capitalised finance leases by year of redemption or payment: | | | | |
| Total owing at 30 September 2007 | | 40.8 | 39.8 | 1.0 |
| Minimum lease payments repayable during the year ending 30 September | 2008 | 17.8 | 17.3 | 0.5 |
| | 2009 | 13.2 | 12.9 | 0.3 |
| | 2010 | 6.8 | 6.6 | 0.2 |
| | 2011 | 2.2 | 2.2 | — |
| | 2012 onwards | 0.8 | 0.8 | — |

The directors estimate the fair value of the group's borrowings by discounting their future cash flows at the market rate.

| | 2007 R million | 2006 R million |
|---|---|---|
| **16. OTHER NON-CURRENT LIABILITIES** | | |
| Fixed escalation operating lease accrual | | |
| Operating lease liabilities | 17.7 | 21.3 |
| *Less:* Current portion | 6.1 | 4.5 |
| | 11.6 | 16.8 |
| Non-current portion of decommissioning costs (note 19) | 2.1 | 2.1 |
| Total other non-current liabilities | 13.7 | 18.9 |

The operating leases relate to a number of land and buildings with remaining terms from 2008 to 2012.

## 17. RETIREMENT BENEFIT INFORMATION

### 17.1 Defined contribution funds

Membership and costs for each fund are as follows:

| | | Members | | Contribution costs | |
|---|---|---|---|---|---|
| | Country | 2007 | 2006 | 2007 R million | 2006 R million |
| Nampak Group Pension Fund | RSA | 1 768 | 1 829 | 54.9 | 53.2 |
| Nampak Contributory Provident Fund* | RSA | — | 3 865 | — | 36.5 |
| Metal Box Provident Fund* | RSA | — | 3 380 | — | 35.8 |
| Nampak Provident Fund | RSA | 7 157 | — | 75.1 | — |
| Nampak (KPL) Provident Fund | RSA | 480 | 531 | 9.5 | 11.3 |
| Metal Box Namibia Pension Fund | Namibia | 13 | 17 | 0.2 | 0.2 |
| Nampak Kenya Limited Provident Fund | Kenya | 156 | 216 | 0.2 | 0.2 |
| Nampak Kenya Limited Staff Pension and Life Assurance Scheme | Kenya | 34 | 52 | 0.9 | — |
| Nampak Cartons Stakeholder Pension Plan | UK | 231 | 259 | 4.8 | 2.9 |
| Nampak Plastics Group Stakeholder Pension Plan | UK | 204 | 223 | 2.8 | 0.9 |
| Nampak plc Retirement Benefit Scheme** | UK | — | — | — | 4.8 |
| M.Y. Group Stakeholder Pension Plan | UK | 408 | 572 | 8.2 | 6.9 |
| | | 10 451 | 10 944 | 156.6 | 152.7 |
| External funds | | | | | |
| External funds | Europe | 57 | 1 506 | 1.2 | 1.1 |
| Industry funds | RSA | 1 864 | 1 972 | 16.4 | 16.3 |
| | | 1 921 | 3 478 | 17.6 | 17.4 |
| Totals | | 12 372 | 14 422 | 174.2 | 170.1 |

*These two schemes were combined into the Nampak Provident Fund during the current year.*

***This scheme was closed during the previous financial year with the members being transferred to M.Y. Group Stakeholder Pension Plan.*

### 17.2 Defined benefit funds

With effect from 7 December 2001 the Pension Funds Second Amendment Act was enacted in South Africa. In terms of these amendments any surplus residing in pension funds governed by the South African Pension Funds Act of 1956 must be allocated on a fair basis to current and past members of the respective funds. The surplus apportionment exercise has been completed and the apportionment submitted to the Financial Services Board for approval. No surplus has been recognised by the group in respect of these funds in the current year.

17. RETIREMENT BENEFIT INFORMATION *(continued)*

17.2 Defined benefit funds *(continued)*

The principal assumptions used for the purpose of the actuarial valuations were as follows:

| | Pension plans | | Post- |
|---|---|---|---|
| | South | | retirement |
| | Africa | Europe | medical |
| **2007** | | | |
| Assumptions | | | |
| Discount rate | 9.0% | 5.8% | 9.3% |
| Consumer price inflation (long-term) | 5.2% | 3.1% | 5.5% |
| Expected return on funds' assets | 9.6% | 6.9% | 9.8% |
| Rate of compensation increase | 6.7% | 1.9% | — |
| Pension increase | 4.9% | 2.9% | — |
| Rate of medical inflation | — | — | 6.0% |
| Healthcare cost trend | — | — | 6.0% |
| Membership data | | | |
| Total membership | 54 | 3 033 | 5 416 |
| Agreed employer contribution rate | 20.1% | 11.9%* | — |
| **2006** | | | |
| Assumptions | | | |
| Discount rate | 9.5% | 5.1% | 9.5% |
| Consumer price inflation (long-term) | 5.5% | 2.8% | 6.0% |
| Expected return on funds' assets | 10.0% | 6.5% | 10.0% |
| Rate of compensation increase | 7.0% | 3.6% | — |
| Pension increase | 5.4% | 2.5% | — |
| Rate of medical inflation | — | — | 6.5% |
| Healthcare cost trend | — | — | 6.5% |
| Membership data | | | |
| Total membership | 54 | 2 038 | 5 560 |
| Agreed employer contribution rate | 16.7% | 11.9%* | — |

**The employer contribution rate relates to the Nampak Pension Plan and the Nampak Staff Pension Plan. The M.Y. Group Pension Fund has a fixed contribution rate of £0.6 million per year.*

17. **RETIREMENT BENEFIT INFORMATION** *(continued)*

17.2 Defined benefit funds *(continued)*

The major categories of plan assets as a % of total plan assets are as follows:

| | Pension plans South Africa | Pension plans Europe | Post-retirement medical |
|---|---|---|---|
| **2007** | | | |
| Equity instruments | 74.5% | 32.8% | – |
| Debt instruments | 11.8% | 31.2% | – |
| Diversified growth fund | – | 18.8% | – |
| Property | 11.0% | 6.6% | – |
| Cash | 0.6% | 1.1% | 100.0% |
| Other | 2.1% | 9.5% | – |
| **2006** | | | |
| Equity instruments | 76.4% | 53.6% | 8.0% |
| Debt instruments | 9.0% | 29.9% | 1.5% |
| Property | 11.4% | 5.9% | 0.3% |
| Cash | 0.6% | 3.9% | 89.8% |
| Other | 2.6% | 6.7% | 0.4% |

The amounts recognised in the balance sheet are as follows:

| | Pension funds South Africa R million | Pension funds Europe R million | Post-retirement medical R million | Total R million |
|---|---|---|---|---|
| **2007** | | | | |
| Valuation results | | | | |
| Fair value of plan assets | 33.7 | 1 440.8 | 366.5 | 1 841.0 |
| Present value of benefit obligations | (36.5) | (1 618.5) | (751.1) | (2 406.1) |
| Net liability in the balance sheet | (2.8) | (177.7) | (384.6) | (565.1) |
| **2006** | | | | |
| Valuation results | | | | |
| Fair value of plan assets | 28.5 | 1 404.1 | 396.8 | 1 829.4 |
| Present value of benefit obligations | (30.9) | (1 783.0) | (737.4) | (2 551.3) |
| Net liability in the balance sheet | (2.4) | (378.9) | (340.6) | (721.9) |

17. RETIREMENT BENEFIT INFORMATION *(continued)*

17.2 Defined benefit funds *(continued)*

The amounts recognised in the income statement are as follows:

| | Pension funds South Africa R million | Pension funds Europe R million | Post-retirement medical R million | Total R million |
|---|---|---|---|---|
| 2007 | | | | |
| Current service cost | 1.0 | 7.8 | 14.7 | 23.5 |
| Interest cost | 2.9 | 87.5 | 70.1 | 160.5 |
| Expected return on plan assets | (2.8) | (88.8) | (39.6) | (131.2) |
| Total | 1.1 | 6.5 | 45.2 | 52.8 |
| Actual return on plan assets | 3.7 | 94.9 | 5.0 | 103.6 |
| Net actuarial loss/(gain) taken to equity | 0.3 | (154.0) | 5.6 | (148.1) |
| 2006 | | | | |
| Current service cost | 0.9 | 7.2 | 15.7 | 23.8 |
| Interest cost | 2.0 | 64.9 | 55.9 | 122.8 |
| Expected return on plan assets | (2.1) | (60.0) | (29.8) | (91.9) |
| Total | 0.8 | 12.1 | 41.8 | 54.7 |
| Actual return on plan assets | 4.3 | 121.6 | 60.7 | 186.6 |
| Net actuarial loss taken to equity | 2.6 | 86.9 | 40.8 | 130.3 |
| Changes in the fair value of plan assets are as follows: | | | | |
| At 1 October 2005 | 22.9 | 974.9 | 339.3 | 1 337.1 |
| Expected return | 2.1 | 60.0 | 29.8 | 91.9 |
| Actuarial gains | 2.2 | 61.6 | 30.9 | 94.7 |
| Contributions by employers | 1.0 | 37.6 | — | 38.6 |
| Contributions by members | 0.4 | 1.5 | — | 1.9 |
| Translation difference on foreign plans | — | 305.8 | — | 305.8 |
| Benefits paid | (0.1) | (37.3) | (3.2) | (40.6) |
| At 30 September 2006 | 28.5 | 1 404.1 | 396.8 | 1 829.4 |
| Expected return | 2.8 | 88.8 | 39.6 | 131.2 |
| Actuarial gains/(losses) | 0.9 | 6.1 | (34.6) | (27.6) |
| Contributions by employers | 1.0 | 43.6 | — | 44.6 |
| Contributions by members | 0.5 | 1.3 | — | 1.8 |
| Translation difference on foreign plans | — | (58.5) | — | (58.5) |
| Benefits paid | — | (44.6) | (35.3) | (79.9) |
| At 30 September 2007 | 33.7 | 1 440.8 | 366.5 | 1 841.0 |

17. RETIREMENT BENEFIT INFORMATION *(continued)*

17.2 Defined benefit funds *(continued)*

Changes in the present value of the defined benefit obligation are as follows:

| | Pension funds | | Post-retirement medical | Total |
|---|---|---|---|---|
| | South Africa R million | Europe R million | R million | R million |
| At 1 October 2005 | 22.9 | 1 215.8 | 639.1 | 1 877.8 |
| Service cost | 0.9 | 7.2 | 15.7 | 23.8 |
| Interest cost | 2.0 | 64.9 | 55.9 | 122.8 |
| Actuarial losses | 4.8 | 148.5 | 71.7 | 225.0 |
| Contributions by members | 0.4 | 1.5 | — | 1.9 |
| Disposal of business | — | — | (1.7) | (1.7) |
| Translation difference on foreign plans | — | 382.3 | — | 382.3 |
| Benefits paid | (0.1) | (37.2) | (43.3) | (80.6) |
| At 30 September 2006 | 30.9 | 1 783.0 | 737.4 | 2 551.3 |
| Service cost | 1.0 | 7.8 | 14.7 | 23.5 |
| Interest cost | 2.9 | 87.5 | 70.1 | 160.5 |
| Actuarial losses/(gains) | 1.2 | (147.9) | (29.0) | (175.7) |
| Contributions by members | 0.5 | 1.3 | — | 1.8 |
| Translation difference on foreign plans | — | (68.6) | — | (68.6) |
| Benefits paid | — | (44.6) | (42.1) | (86.7) |
| At 30 September 2007 | 36.5 | 1 618.5 | 751.1 | 2 406.1 |
| Expected contributions to defined benefit plans in 2008 | 0.5 | 38.5 | — | 39.0 |

The history of the plans for the current and prior years are as follows:

| | Defined benefit pension plans | | |
|---|---|---|---|
| | 2007 R million | 2006 R million | 2005 R million |
| Fair value of plan assets | 1 474.5 | 1 432.6 | 997.8 |
| Present value of benefit obligations | (1 655.0) | (1 813.9) | (1 238.7) |
| **Deficit** | (180.5) | (381.3) | (240.9) |
| Experience adjustments on plan liabilities | — | (0.1%) | 1.3% |
| Experience adjustments on plan assets | 5.6% | 4.4% | 11.8% |

17. RETIREMENT BENEFIT INFORMATION *(continued)*

17.2 Defined benefit funds *(continued)*

| | Post-retirement medical | | |
|---|---|---|---|
| | 2007 R million | 2006 R million | 2005 R million |
| Fair value of plan assets | 366.5 | 396.8 | 339.3 |
| Present value of benefit obligations | (751.1) | (737.4) | (639.1) |
| Deficit | (384.6) | (340.6) | (299.8) |
| Experience adjustments on plan liabilities | 2.7% | (14.3%) | 3.0% |
| Experience adjustments on plan assets | (4.1%) | 2.2% | 2.7% |

Post-retirement medical plans

Assumed healthcare cost trends have a significant effect on the amounts recognised in the income statement. The effect of a one percentage point change in assumed healthcare cost trend rates would be as follows:

| | One % point increase R million | One % point decrease R million |
|---|---|---|
| Effect on aggregate of the service costs and interest cost | 90.2 | 83.1 |
| Effect on defined benefit obligation | 890.3 | 675.0 |

| The statutory actuarial valuations of the defined benefit funds are as follows: | Valuation date | Fair value of assets R million | Fair value of liabilities R million | Valuation basis |
|---|---|---|---|---|
| Nampak Group Pension Fund | 29/02/2004 | 22.8 | 21.3 | AA |
| Nampak plc Pension Plan* | 30/09/2004 | 378.2 | 465.5 | MFR |
| Nampak plc Staff Pension Plan* | 30/09/2004 | 286.6 | 369.5 | MFR |
| Malbak Group of Companies Pension Fund | 29/02/2004 | 3.3 | 4.2 | AA |
| M.Y. Group Stakeholder Pension Plan* | 05/04/2004 | 357.8 | 503.3 | MFR |
| Nampak Post-Retirement Medical Aid Fund | 30/09/2006 | 350.6 | 692.8 | PUC |
| Malbak Post-Retirement Medical Aid Fund | 30/09/2006 | 46.2 | 44.6 | PUC |

*AA: attained age     MFR: minimum funding requirements     PUC: projected unit cost*

** These plans have a revised revaluation date of 5 April 2007. However, trustees only need to approve the valuation by July 2008, therefore no revised valuation amounts are available.*

The latest actuarial valuations in respect of the defined benefit funds found them in sound financial condition. In arriving at their findings, the actuaries have taken into account reasonable long-term estimates of inflation, future increases in wages, salaries and pensions and sustainable investment returns. Funds denominated in foreign currency have been translated at the rate ruling on balance sheet date.

The valuations listed above are not necessarily the valuations used in determining the surplus or obligation recognised on the balance sheet.

| | 2007 R million | 2006 R million |
|---|---|---|
| **18. TRADE PAYABLES AND OTHER CURRENT LIABILITIES** | | |
| Trade payables | 1 195.6 | 1 556.0 |
| Accruals | 1 331.6 | 1 320.2 |
| Derivative financial instruments (note 1) | 18.5 | 1.4 |
| Other | 194.2 | 93.4 |
| Total | 2 739.9 | 2 971.0 |

Trade payables and accruals principally comprise amounts outstanding for trade purchases and ongoing costs. The directors consider that the carrying amount of trade payables and other current liabilities approximates their fair value.

| | Unbundling R million | Restructuring R million | Customer claims R million | Decommissioning costs R million | Other R million | Total R million |
|---|---|---|---|---|---|---|
| **19. PROVISIONS** | | | | | | |
| At 1 October 2005 | 43.7 | 53.2 | 7.1 | 3.1 | 1.6 | 108.7 |
| Additions | — | 3.5 | 2.5 | 0.1 | — | 6.1 |
| Usage | — | (36.5) | (4.4) | — | — | (40.9) |
| Reversals | — | (13.6) | (2.2) | — | (1.9) | (17.7) |
| Disposal of business | — | — | — | (1.7) | — | (1.7) |
| Translation differences | — | 0.4 | 0.2 | 2.7 | 0.3 | 3.6 |
| At 30 September 2006 | 43.7 | 7.0 | 3.2 | 4.2 | — | 58.1 |
| Additions | — | 20.6 | 5.2 | 0.1 | — | 25.9 |
| Usage | — | (7.4) | (0.5) | — | — | (7.9) |
| Reversals | — | (3.8) | (2.6) | — | — | (6.4) |
| Translation differences | — | (0.3) | 0.1 | (0.1) | — | (0.3) |
| **At 30 September 2007** | **43.7** | **16.1** | **5.4** | **4.2** | **—** | **69.4** |

| | 2007 R million | 2006 R million |
|---|---|---|
| Analysed as: | | |
| Current | 67.3 | 56.0 |
| Non-current (note 16) | 2.1 | 2.1 |
| | 69.4 | 58.1 |

19. PROVISIONS *(continued)*

**Unbundling**

These provisions relate to potential liabilities identified when the Malbak group unbundled its non-packaging business to shareholders.

**Restructuring**

Provisions for restructuring are recognised when the group has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Restructuring provisions only include those direct expenditures which are necessarily entailed by the restructuring and are not associated with the ongoing activities of the group.

**Customer claims**

Amounts expected to be payable under customer claims in respect of packaging already supplied. The provision is based on historical customer claims data and a weighting of all possible outcomes against their associated probabilities.

**Decommissioning costs**

Decommissioning costs are provided when there is a legal or environmental obligation for the group to restore the site.

**Other**

These provisions relate to guarantees or warranties on the sales of businesses or divisions.

| | 2007<br>R million | 2006<br>R million |
|---|---|---|
| **20. REVENUE** | | |
| Sale of goods | 16 934.7 | 15 221.7 |
| Rendering of services | 33.9 | 34.4 |
| Other | 45.8 | 5.8 |
| | 17 014.4 | 15 261.9 |
| **21. PROFIT FROM OPERATIONS** | | |
| Profit from operations is stated after taking into account the following items: | | |
| **21.1 Included in employee benefit expense** | | |
| Retrenchment costs | 27.9 | 3.1 |
| Defined benefit plan expense | 52.8 | 54.7 |
| Share-based payment expense on BEE transaction | 20.0 | 21.0 |
| Other share-based payment expenses | 8.3 | 7.5 |

| | 2007 R million | 2006 R million |
|---|---|---|
| 21. PROFIT FROM OPERATIONS *(continued)* | | |
| 21.2 Depreciation and amortisation consists of | | |
| Investment properties | 0.6 | 1.4 |
| Freehold and leasehold buidlings | 21.6 | 25.8 |
| Plant, equipment and vehicles | 610.1 | 562.7 |
| Intangible assets | 69.4 | 68.5 |
| | 701.7 | 658.4 |
| 21.3 Included in other operating expenses and income | | |
| Auditors' remuneration | | |
| Audit fees | 19.3 | 20.0 |
| Audit fees in respect of IFRS audit | — | 0.1 |
| Expenses | 1.0 | 0.9 |
| Tax services | 5.3 | 6.1 |
| Other services | 1.4 | 2.8 |
| | 27.0 | 29.9 |
| The following amounts paid to auditors were capitalised during the year: | | |
| ERP support | 9.6 | 10.3 |
| Selling expenses | 39.0 | 37.8 |
| Distribution expenses | 796.4 | 698.7 |
| Impairments | | |
| Plant and equipment | 17.0 | 3.6 |
| Assets classified as held for sale | — | 3.2 |
| Goodwill | — | 18.2 |
| Intangible assets | 1.6 | 87.6 |
| | 18.6 | 112.6 |
| Reversal of impairment losses on plant and equipment | 11.9 | 2.0 |
| Administration and technical fees | 16.3 | 21.0 |
| Rentals in respect of operating leases | | |
| Property | 97.2 | 88.7 |
| Plant, equipment and vehicles | 8.2 | 11.0 |
| | 105.4 | 99.7 |

| | 2007 R million | 2006 R million |
|---|---|---|
| **21. PROFIT FROM OPERATIONS** *(continued)* | | |
| **21.3 Included in other operating expenses and income** *(continued)* | | |
| Research and development expenditure | 28.2 | 26.9 |
| Net profit on disposal of businesses and other investments | 16.8 | 0.7 |
| Hyper-inflation monetary adjustment | 4.9 | (3.0) |
| Restructuring costs | 3.6 | — |
| Government grants received | 2.0 | 3.3 |
| Net (profit)/loss on foreign exchange | (3.1) | 13.9 |
| Financial instruments fair value (loss)/gain | (83.4) | 88.6 |
| Transfer from equity on cash flow hedges | (2.4) | — |
| Cash flow hedge ineffectiveness | (0.5) | — |
| Net profit on disposal of property | 20.2 | 71.7 |
| Net (loss)/profit on disposal of plant and equipment | (0.5) | 4.4 |
| Net loss on disposal of intangible assets | — | (1.1) |
| Europe strategic review costs | 50.3 | — |
| **21.4 Directors' emoluments** | | |
| *Executive directors* | | |
| For managerial services | 17.2 | 23.2 |
| Retirement fund contributions for managerial services | 0.6 | 0.7 |
| Total (a) | 17.8 | 23.9 |
| *Non-executive directors* | | |
| For services as directors | 2.3 | 2.4 |
| Total (b) | 2.3 | 2.4 |
| *Paid by:* | | |
| Company | 15.8 | 14.0 |
| Subsidiary companies | 4.3 | 12.3 |
| Total (a) + (b) | 20.1 | 26.3 |
| Gains made under the share schemes | — | 5.4 |

## 22. SHARE-BASED PAYMENTS

All share schemes are classified as equity-settled schemes.

**Black Management Trust ("BMT")**

During 2005, the group issued 27 369 195 ordinary shares to the BMT as part of its black economic empowerment transaction at a market value of R15.13 per share. The remuneration and nominations committee is responsible for allocating rights to the BMT shares to participants. Participation in the BMT is open to all the group's current and future black managers in South Africa.

Beneficiaries who cease to be employed by the Nampak group, other than through retrenchment, within the first three years after the allocation of such rights, forfeit all their rights in the BMT. Between the third and the fifth year of the grant, such rights will be proportionately forfeited so that after five years, the beneficiary will be entitled to receive full rights under the BMT. Beneficiaries may not dispose of their rights until the end of a ten-year lock-in period on 31 December 2015.

The fair value of rights allocated were calculated using the Binomial pricing model, and this expense is being amortised over the vesting period of the shares.

Details of the share grants outstanding during the year are as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of allocations | Weighted average issue price R | Number of allocations | Weighted average issue price R |
| Outstanding at beginning of year | 17 780 000 | 15.13 | 17 860 000 | 15.13 |
| Granted during the year | 6 520 000 | 15.13 | 1 600 000 | 15.13 |
| Forfeited during the year | (3 055 000) | 15.13 | (1 680 000) | 15.13 |
| Outstanding at end of year | 21 245 000 | 15.13 | 17 780 000 | 15.13 |
| Exercisable at end of year | – | – | – | – |

**Performance Share Plan ("PSP")**

During July 2006, the group adopted a performance share plan. Participation is restricted to senior executives and executive directors, and is subject to approval by the remuneration and nominations committee.

Performance shares were allocated on condition that certain performance criteria will be satisfied commencing on 1 April 2006 and ending on 31 March 2009, which is the performance period. On 15 June 2009, the extent to which the performance criteria have been met will be measured. The number of shares released will depend on Nampak's ranking for the performance period. To the extent that the performance criteria are not met, the number of performance shares capable of being exercised will be less than the number allocated. The performance criteria are based on Nampak's total shareholder return ("TSR") compared to the TSR of constituent companies of the ALSI 40, excluding mining and resources companies. The vesting period of the share appreciation rights is 15 June 2009 to 15 June 2012.

Between the third and fifth year of the grant, such rights will be proportionately released so that after five years the participant will be entitled to receive full rights under the PSP.

The vesting schedule below highlights the allocation of the PSP rights:

| TSR ranking of Nampak | Vesting percentage of performance shares under award |
|---|---|
| 26 or lower out of 32 companies | 0% |
| 15 out of 32 companies | 33.5% |
| 5 out of 32 companies | 90% |
| 1 out of 32 companies | 100% |

22. SHARE-BASED PAYMENTS *(continued)*

Details of the share grants outstanding during the year are as follows:

| | 2007 Number of awards | 2006 Number of awards |
|---|---|---|
| Outstanding at beginning of year | 1 295 000 | — |
| Granted during the year | — | 1 295 000 |
| Outstanding at end of year | 1 295 000 | 1 295 000 |
| Exercisable at end of year | — | — |

Share grants outstanding at end of year have the following expiry dates:

| Expiry date - year ending on 30 September | 2007 Shares '000 | 2006 Shares '000 |
|---|---|---|
| 2009 | 431.7 | 431.7 |
| 2010 | 431.7 | 431.7 |
| 2011 | 431.6 | 431.6 |

**Share Appreciation Plan ("SAP")**

During July 2006, the group adopted a share appreciation plan. Participation is restricted to senior management and executive directors, and is subject to approval by the remuneration and nominations committee.

Share appreciation rights were allocated on condition that certain performance criteria will be satisfied commencing on 1 April 2006 and ending on 31 March 2009, which is the performance period. On 15 June 2009, the extent to which the performance criteria have been met will be measured. The performance criteria are based on improvements in Nampak's annual headline earnings per share ("AHEPS") relative to the cumulative CPI within the performance period. The vesting period of the share appreciation rights is 15 June 2009 to 15 June 2012. Nampak has the option at exercise date to discharge its obligation to deliver shares by paying a cash bonus equivalent to the market value of the shares entitled.

Between the third and fifth year of the grant, such rights will be proportionately released so that after five years the participant will be entitled to receive full rights under the SAP.

The vesting schedule below highlights the allocation of the SAP rights:

| AHEPS relative to CPI | Vesting percentage of share appreciation rights under allocation |
|---|---|
| CPI + 2% | 0% |
| CPI + 3% | 30% |
| CPI + 6% | 60% |
| CPI + 9% | 100% |

22. **SHARE-BASED PAYMENTS** *(continued)*

Details of the share rights outstanding during the year are as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of allocations | Weighted average exercise price R | Number of allocations | Weighted average exercise price R |
| Outstanding at beginning of year | 2 896 500 | 17.07 | — | — |
| Granted during the year | 8 000 | 18.82 | 3 000 500 | 17.07 |
| Forfeited during the year | (179 000) | 17.07 | (104 000) | 17.07 |
| Outstanding at end of year | 2 725 500 | 17.08 | 2 896 500 | 17.07 |
| Exercisable at end of year | — | — | — | — |

Share rights outstanding at end of year have the following expiry dates:

| Expiry date - year ending on 30 September | 2007 Shares '000 | 2006 Shares '000 |
|---|---|---|
| 2009 | 908.5 | 965.5 |
| 2010 | 908.5 | 965.5 |
| 2011 | 908.5 | 965.5 |

**Nampak 1985 Share Option Scheme ("The Option Scheme")**

The Option Scheme has been discontinued.

Participants who cease to be employed by the Nampak group, other than through retirement, within the first three years after the allocation of such rights, will forfeit all their rights in the Option Scheme. Between the third and the fifth year of the grant, such rights will be proportionately forfeited so that after five years the beneficiary will be entitled to receive full rights under the Option Scheme.

Details of the share options issued after 7 November 2002, and outstanding during the year are as follows:

| | 2007 | | 2006 | |
|---|---|---|---|---|
| | Number of options | Weighted average exercise price R | Number of options | Weighted average exercise price R |
| Outstanding at beginning of year | 4 380 700 | 13.27 | 4 585 700 | 13.23 |
| Forfeited during the year | (72 500) | 12.34 | (190 000) | 12.37 |
| Exercised during the year | (182 100) | 12.34 | (15 000) | 12.34 |
| Outstanding at end of year | 4 126 100 | 13.33 | 4 380 700 | 13.27 |
| Exercisable at end of year | 896 433 | 12.38 | 36 067 | 12.80 |

22. SHARE-BASED PAYMENTS *(continued)*

Share options outstanding at end of year have the following expiry dates:

| Expiry date - year ending on 30 September | 2007 Shares '000 | 2006 Shares '000 |
|---|---|---|
| 2013 | 108.2 | 108.2 |
| 2014 | 2 472.9 | 2 727.5 |
| 2015 | 1 545.0 | 1 545.0 |

| The calculated fair values and significant inputs into the model were as follows: | BMT | PSP | SAP | The Option Scheme |
|---|---|---|---|---|
| Weighted average exercise price | 15.1 | — | 17.1 | 13.3 |
| Expected volatility | 37.7% | 37.1% | 37.1% | 23.4% |
| Expected life | 10 years | 5 years | 5 years | 10 years |
| Risk-free rate | 8.0% | 7.1% | 7.1% | 8.3% |
| Expected dividend yield | 5.6% | 5.6% | 5.6% | 3.2% |
| | R million | R million | R million | R million |
| **2007** | | | | |
| Fair value of options/rights granted in the year | 31.4 | — | 0.1 | — |
| Amortised expense | 20.0 | 2.6 | 5.4 | 0.3 |
| **2006** | | | | |
| Fair value of options/rights granted in the year | 7.7 | 9.0 | 20.0 | — |
| Amortised expense | 21.0 | 0.5 | 1.0 | 6.0 |

Expected volatility was determined with reference to historical volatility. The expected useful life used in the model has been adjusted, based on management's best estimate, for the effects of forfeitures, exercise restrictions and behavioural considerations.

| | 2007 R million | 2006 R million |
|---|---|---|
| **23. FINANCE COSTS** | | |
| Interest paid – short-term facilities | 194.9 | 125.0 |
| Interest paid – long-term facilities | 85.4 | 58.6 |
| Interest paid – other | 4.3 | 1.8 |
| *Less:* Interest capitalised | (11.6) | — |
| | 273.0 | 185.4 |

Borrowing costs included in the cost of qualifying assets is calculated by applying a capitalisation rate of 10% to expenditure on those assets.

| | | 2007 R million | 2006 R million |
|---|---|---|---|
| 24. | FINANCE INCOME | | |
| | Interest received – short-term facilities | 46.2 | 30.2 |
| | Interest received – joint ventures | 19.2 | 11.9 |
| | Interest received – other | 16.8 | 20.6 |
| | | 82.2 | 62.7 |
| 25. | INCOME FROM INVESTMENTS | | |
| | Normal dividends – South African | 7.0 | 4.8 |
| 26. | INCOME TAX | | |
| | Current tax | | |
| | – Current year | 341.6 | 352.2 |
| | – Prior year | 1.1 | 126.3 |
| | – Capital gains tax | 0.3 | 5.7 |
| | – Hyper-inflation adjustment | 6.7 | 2.6 |
| | Deferred tax | | |
| | – Current year | 55.8 | 36.5 |
| | – Prior year | (12.7) | (24.2) |
| | – Change in tax rate | (16.4) | — |
| | – Capital gains tax | (1.8) | — |
| | – Secondary tax on companies | (0.3) | — |
| | – Hyper-inflation adjustment | 4.4 | 4.1 |
| | Secondary tax on companies | 2.4 | 45.9 |
| | Withholding and foreign tax | 4.7 | 4.6 |
| | Total | 385.8 | 553.7 |

The company tax rate in South Africa is 29% (2006: 29%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in those relevant jurisdictions.

| | 2007<br>% | 2006<br>% |
|---|---|---|
| **26. INCOME TAX** *(continued)* | | |
| Reconciliation of rate of tax | | |
| Effective group rate of tax | 26.8 | 39.0 |
| Reduction in tax charge due to: | | |
| - dividend income | 0.1 | 0.1 |
| - exempt income (including capital profits) | 1.1 | 3.5 |
| - government incentives | 2.5 | 1.1 |
| - adjustment for prior year | 0.8 | — |
| - tax rate reduction | 1.1 | — |
| - capital gains tax | 0.1 | — |
| - tax rate differential | 0.8 | — |
| Increase in tax rate due to: | | |
| - adjustment for prior year | — | (7.2) |
| - deferred taxation not recognised | (0.2) | — |
| - capital gains tax | — | (0.4) |
| - disallowable expenses | (2.4) | (1.8) |
| - hyper-inflation adjustment | (0.7) | (0.5) |
| - impairment of goodwill | — | (0.4) |
| - imputed income – section 9D | — | (0.1) |
| - secondary tax on companies | (0.1) | (3.2) |
| - share-based payment expense | (0.6) | (0.6) |
| - tax rate differential | — | (0.2) |
| - withholding taxes | (0.3) | (0.3) |
| Normal tax rate | 29.0 | 29.0 |

In addition to the income tax expense charge to profit or loss, a deferred tax charge of R47.5 million (2006: R38.2 million credit) has been recognised in equity during the year.

| | 2007 R million | 2006 R million |
|---|---|---|
| **27. DIVIDENDS AND CASH DISTRIBUTIONS** | | |
| Dividends paid on ordinary shares | | |
| 2006: Final dividend No 74 – 56.6 cents per share | – | 368.8 |
| Dividend attributable to treasury shares | – | (41.0) |
| Other dividends | 1.2 | 1.3 |
| Net dividends paid | 1.2 | 329.1 |
| Cash distributions from share premium | | |
| Final cash distribution No 2 paid on 15 January 2007: 66.1 cents per share | 432.8 | – |
| Interim cash distribution No 3 paid on 16 July 2007: 33.0 cents per share (2006: No 1 – 30.0 cents per share) | 216.4 | 196.1 |
| Cash distribution attributable to treasury shares | (71.8) | (21.7) |
| Net cash distribution | 577.4 | 174.4 |
| Total dividends and cash distributions | 578.6 | 503.5 |
| Secondary tax on companies ("STC") on dividends | 12.5% | 12.5% |
| The cash distributions paid out of share premium did not attract STC. | | |
| On 21 November 2007, the directors declared cash distribution No 4 of 82.3 cents per share, payable on 14 January 2008 to shareholders registered on 11 January 2008. This cash distribution is subject to approval by shareholders at the annual general meeting and has not been included as a liability in these financial statements. | | |
| | Cents | Cents |
| Analysis of cash distributions declared in respect of current year's earnings: | | |
| Cash distributions per ordinary share | | |
| Interim | 33.0 | 30.0 |
| Final | 82.3 | 66.1 |
| | 115.3 | 96.1 |

**6.5% and 6% cumulative preference dividends**

Preference dividends totalling R0.1 million (2006: R0.1 million) were declared on 22 November 2006 and 21 June 2007, and paid on 5 February 2007 and 23 July 2007 respectively.

| | 2007 R million | 2006 R million |
|---|---|---|
| **28. BASIC, FULLY DILUTED AND HEADLINE EARNINGS PER ORDINARY SHARE** | | |
| The calculation of basic earnings per ordinary share is based on earnings of R1 054.1 million (2006: R861.7 million) and the weighted average of 582 504 836 (2006: 579 968 449) ordinary shares in issue during the year. | | |
| The calculation of fully diluted earnings per ordinary share is based on earnings of R1 078.4 million (2006: R886.5 million) and the weighted average of 626 903 310 (2006: 615 117 547) ordinary shares in issue during the year. | | |
| Determination of basic earnings | | |
| Net profit attributable to equity holders of the company | 1 054.2 | 861.8 |
| *Less:* Preference dividend | (0.1) | (0.1) |
| Basic earnings | 1 054.1 | 861.7 |
| Determination of diluted earnings | | |
| Basic earnings | 1 054.1 | 861.7 |
| Dividend paid to preference share funders | 24.3 | 24.8 |
| Earnings | 1 078.4 | 886.5 |
| Headline earnings per share | | |
| Basic (cents per share) | 184.6 | 151.2 |
| Diluted (cents per share) | 175.4 | 146.6 |
| The calculation of headline earnings per ordinary share is based on earnings of R1 075.2 million (2006: R877.0 million) and the weighted average of 582 504 836 (2006: 579 968 449) ordinary shares in issue during the year. | | |
| The calculation of fully diluted headline earnings per ordinary share is based on earnings of R1 099.5 million (2006: R901.8 million) and the weighted average of 626 903 310 (2006: 615 117 547) ordinary shares in issue during the year. | | |

| Determination of headline earnings | Gross | Net |
|---|---|---|
| 2007 | | |
| Basic earnings | | 1 054.1 |
| Adjusted for: | | |
| Net impairment losses on goodwill, plant, equipment and intangible assets | 6.7 | 4.7 |
| Net profit on disposal of businesses and other investments | (16.8) | (14.9) |
| Net profit on disposal of property, plant, equipment and intangible assets | (19.7) | (19.0) |
| Europe strategic review costs | 50.3 | 50.3 |
| Headline earnings | | 1 075.2 |
| 2006 | | |
| Basic earnings | | 861.7 |
| Adjusted for: | | |
| Net impairment losses on goodwill, plant, equipment and intangible assets | 110.6 | 83.8 |
| Net profit on disposal of businesses and other investments | (0.7) | (0.7) |
| Net profit on disposal of property, plant, equipment and intangible assets | (75.0) | (67.8) |
| Headline earnings | | 877.0 |

| | | 2007 | 2006 |
|---|---|---|---|
| 28. | BASIC, FULLY DILUTED AND HEADLINE EARNINGS PER ORDINARY SHARE *(continued)* | | |
| | Determination of diluted average shares | | |
| | Weighted average number of ordinary shares for the purpose of basic earnings per share | 582 504 836 | 579 968 449 |
| | Effect of dilutive potential ordinary shares: | | |
| | Ordinary shares issued to the Nampak Black Management Share Trust | 18 037 893 | 14 065 435 |
| | Preferred ordinary shares issued to Red Coral Investments 23 (Proprietary) Limited | 19 025 580 | 14 945 261 |
| | Other share incentive plans | 7 335 001 | 6 138 402 |
| | Weighted average number of ordinary shares for the purpose of diluted earnings per share | 626 903 310 | 615 117 547 |

| | | R million | R million |
|---|---|---|---|
| 29. | OPERATING LEASE COMMITMENTS | | |
| | The group has certain lease commitments in respect of land and buildings, plant, equipment and vehicles, which are payable as follows: | | |
| | Year ending 30 September | | |
| | 2007 | — | 86.4 |
| | 2008 | 91.9 | 71.1 |
| | 2009 | 80.9 | 56.2 |
| | 2010 | 67.4 | 45.9 |
| | 2011 | 55.7 | 154.8 |
| | 2012 and beyond | 136.0 | — |
| | Total | 431.9 | 414.4 |
| | *Comprising:* | | |
| | Land and buildings | 380.9 | 367.4 |
| | Vehicles | 4.7 | 8.7 |
| | Other | 46.3 | 38.3 |
| | | 431.9 | 414.4 |
| 30. | CONTINGENT LIABILITIES | | |
| | Guarantees in respect of housing loans | — | 0.2 |
| | Guarantees in respect of property leases | 2.3 | 2.0 |
| | Customer claims and other | 14.2 | 8.4 |
| | Taxation | 670.2 | 746.3 |
| | Total | 686.7 | 756.9 |

30. CONTINGENT LIABILITIES *(continued)*

The South African Revenue Service ("SARS") has raised assessments against a number of companies in the group, covering two broad areas.

The first area of assessment relates to Malbak Limited and a number of its subsidiary companies which were acquired by the group in August 2002, in respect of transactions which took place between 1991 and 2001. SARS is claiming tax on deemed interest and alleged foreign exchange gains on loans made to an indirect, offshore subsidiary of Malbak, donations tax on the sale by Malbak of its rigid plastic business in 2001 and donations tax on the write-off of loans made to a number of employee share trusts which were set up in the Malbak group. In respect of the Malbak assessments, the group has investigated each transaction and has taken legal opinion, including two senior counsels. As a result, the group is confident that it can successfully defend against these assessments. Objections were lodged against all the assessments with SARS. SARS has largely disallowed the objections and all the assessments have been appealed. An amount of R50 million has been paid to SARS on a without-prejudice basis and a suspension of further payment obligations has been granted by SARS.

In the second area of assessment SARS is seeking to tax the portion of the insurance proceeds arising from the fire at the glass furnace in 2004 that is considered capital in nature. In addition, SARS is seeking to tax some of the proceeds earlier than the date on which these amounts were included in the tax return. The group is confident that it can successfully defend against this assessment.

The tax contingent liabilities include R189.1 million (2006: R243.8 million) for tax, R127.6 million (2006: R128.7 million) for penalties and R353.5 million (2006: R373.8 million) for interest.

Last year the group reported that SARS was seeking to tax the profits made by Metal Box Botswana (Proprietary) Limited in the years 1996 to 2001 on the grounds that Metal Box Botswana was effectively managed in South Africa and did not have a permanent establishment in Botswana. After lodging an appeal against the assessment SARS withdrew the assessment in full.

Previously the group reported on a complaint lodged with the Competition Commission for alleged collusion with respect to the acquisition of cullet for glass container manufacturing and that this complaint had been referred to the Competition Tribunal for hearing. There is nothing further to report on this issue and the date of the hearing has not yet been set.

| | 2007<br>R million | 2006<br>R million |
|---|---|---|
| 31. CAPITAL COMMITMENTS | | |
| Capital commitments for the acquisition of property, plant and equipment | | |
| - contracted | 826.1 | 337.0 |
| - approved | 861.5 | 625.1 |
| Total | 1 687.6 | 962.1 |
| The expenditure, which will become payable in the following year, will be financed from group resources and, if required, additional borrowings. | | |
| Included in the total capital commitments is an amount of R580 million for the beverage can facility in Angola. | | |
| The group's share of capital commitments for property, plant and equipment of its jointly controlled entities are | 164.4 | 86.0 |

32. POST-BALANCE SHEET EVENTS

No material post-balance sheet events occurred that impacted the group's financial statements.

| | 2007 R million | 2006 R million |
|---|---|---|
| **33. RELATED PARTY TRANSACTIONS** | | |
| Group companies, in the ordinary course of business, entered into various purchase and sale transactions with associates and joint ventures. The effect of these transactions is included in the financial performance and results of the group. Terms and conditions for these transactions are determined on an arm's length basis. | | |
| Disclosures in respect of associates and joint ventures are provided in notes 6 and 7. Details of joint ventures and associates are detailed in Annexure A. | | |
| Material related party transactions were as follows: | | |
| **Sales and services rendered to related parties:** | | |
| Associates | 12.7 | 19.9 |
| Joint ventures | 1.7 | 3.9 |
| Sale of property to joint venture | — | 7.2 |
| | 14.4 | 31.0 |
| **Purchases and services received from related parties:** | | |
| Contributions to the Nampak Medical Aid Society in respect of current employees | 74.1 | 72.6 |
| **Interest received from related parties:** | | |
| Joint ventures | 19.2 | 11.9 |
| **Interest paid to related parties:** | | |
| Joint ventures | 2.1 | — |
| Joint venture partner | 16.4 | 10.7 |
| | 18.5 | 10.7 |
| Amounts owing (after eliminating intercompany balances) by related parties are disclosed in the respective notes to the financial statements for those balance sheet items. | | |
| **Amounts receivable from related parties:** | | |
| Loans to joint venture (note 8) | 170.0 | 191.0 |
| Loans to minority shareholders (note 8) | 32.1 | 14.9 |
| | 202.1 | 205.9 |
| **Amounts payable to related parties:** | | |
| Loans from joint venture partner (note 15) | 149.2 | 104.6 |

Key management

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly. Key management personnel have been defined as the board of directors of the holding company, the executive committee of Africa, the executive committee of Europe and the group executive committee.

33. **RELATED PARTY TRANSACTIONS** *(continued)*

A number of key management personnel hold positions in related entities where they may have significant influence over the financial and operating policies of those entities. These relationships have been listed below:

| Key management member | Entity | Position in entity |
|---|---|---|
| PL Campbell* | Pangbourne Properties Limited | Chairman |
| MM Katz | Edward Nathan Sonnenbergs Inc | Executive chairman |
| RJ Khoza | Aka Capital (Proprietary) Limited ("Aka Capital") | Executive chairman |
| KM Mokoape | Red Coral Investments 23 (Proprietary) Limited ("Red Coral") | Shareholder |
| ML Ndlovu | Red Coral | Shareholder |
| MH Visser | Remgro Limited | Chief executive officer |
| TN Jacobs | Nampak Group Pension Fund | Employer trustee |
| | Nampak Medical Aid Scheme | Chairman audit committee |
| FV Tshiqi | Nampak Group Pension Fund | Employer trustee |
| LD Kidd | Nampak Group Pension Fund | Employer trustee |
| | Nampak plc Staff Pension Plan | Employer trustee |
| | Nampak plc Pension Plan | Employer trustee |
| NP O'Brien | Nampak Group Pension Fund | Employer trustee |
| L Taviansky | M.Y. Group Holdings Pension Plan | Employer trustee |
| N Cumming | Packaging Council of South Africa | President |
| M Collet | European Carton Makers Assoc. | President |
| DA Hawton | Standard Bank Group | Non-executive director |
| RA Williams | First Rand Limited | Non-executive director |

**Retired on 31 May 2007.*

Transactions between the group and these entities have occurred under terms and conditions that are no more favourable than those entered into with third parties in arms' length transactions.

Related party transactions include:

a) Nampak rents two properties, in Sandton and Industria, from Pangbourne Properties Limited. The rentals paid on these properties up to 31 May 2007 were R6.8 million (2006: R14.7 million).

b) Except for the dividends paid to preferred ordinary shareholders in Red Coral, which have been eliminated at group level, there were no other transactions with Red Coral.

c) Remgro Limited owns 11.9% of the issued shares in Nampak Limited through Industrial Partnership Investments Limited. The group transacts with several entities in the Remgro group of companies on an arm's length basis.

Certain non-executive directors of the group are also non-executive directors of other public companies which may transact with the group. Except as disclosed above, the relevant individuals do not believe that they have significant influence over the financial and operating policies of those companies.

| | | 2007 R million | 2006 R million |
|---|---|---|---|
| 33. | RELATED PARTY TRANSACTIONS *(continued)* | | |
| | Compensation relating to key management personnel | | |
| | The remuneration of directors and other members of key management during the year was as follows: | | |
| | Short-term employee benefits | 76.1 | 66.4 |
| | Post-employment benefits | 0.4 | 0.4 |
| | Termination benefits | — | 3.9 |
| | Share-based payments | 5.3 | 2.7 |
| | | 81.8 | 73.4 |
| | The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. | | |
| | Shareholders | | |
| | An analysis of major shareholders is provided on page 58. | | |
| 34. | NOTES TO THE CASH FLOW STATEMENT | | |
| 34.1 | Reconciliation of profit before taxation to cash generated from operations | | |
| | Profit before taxation | 1 441.7 | 1 420.0 |
| | Adjustment for: | | |
| | Depreciation and amortisation | 701.7 | 658.4 |
| | Net profit on disposal of businesses, property, plant, equipment and intangible assets | (36.5) | (75.7) |
| | Financial instruments fair value adjustment | 83.4 | (88.6) |
| | Cash flow hedge ineffectiveness | (0.5) | — |
| | Transfer from equity on cash flow hedges | (2.4) | — |
| | Hyper-inflation monetary adjustment | 4.9 | (3.0) |
| | Income from investments | (7.0) | (4.8) |
| | Net defined benefit plan expense | 52.8 | 54.8 |
| | Impairment losses | 18.6 | 112.6 |
| | Reversal of impairment losses | (11.9) | (2.0) |
| | Share of profits in associates | (4.3) | — |
| | Share-based payments expense | 28.3 | 28.5 |
| | Net finance costs | 190.8 | 122.7 |
| | Operating profit before working capital changes | 2 459.6 | 2 222.9 |
| | Increase in inventories | (233.1) | (144.2) |
| | Decrease/(increase) in trade receivables and other current assets | 65.0 | (326.8) |
| | Decrease in trade payables and other current liabilities | (246.2) | (17.0) |
| | Cash generated from operations | 2 045.3 | 1 734.9 |

| | 2007 R million | 2006 R million |
|---|---|---|
| **34. NOTES TO THE CASH FLOW STATEMENT** *(continued)* | | |
| **34.2 Acquisition of business** | | |
| With effect from 26 March 2007, the group acquired the remaining 50% shareholding in Burcap Plastics (Proprietary) Limited. | | |
| The fair value of assets acquired and liabilities assumed at that date is as follows: | | |
| Non-current assets | 21.7 | — |
| Non-current liabilities | (4.6) | — |
| Net working capital | 1.6 | — |
| | 18.7 | — |
| Goodwill arising on acquisition | 6.1 | — |
| Total purchase consideration | 24.8 | — |
| Overdraft acquired | 0.4 | — |
| | 25.2 | — |
| **34.3 Disposal of businesses** | | |
| On 4 December 2006, the group disposed of the Flexpak Bellville business. With effect from 1 April 2007, 25.1% shareholding in Interpak Books (Proprietary) Limited was disposed to a BEE consortium. | | |
| In Zimbabwe, the effective shareholding in Nampak Polyfoil Zimbabwe (Pvt) Limited reduced on 31 May 2007 from 70% to 0.7% by way of a rights issue that the group did not participate in. | | |
| The fair value of assets and liabilities disposed of is as follows: | | |
| Non-current assets | 5.2 | 72.0 |
| Non-current liabilities | (0.6) | (1.7) |
| Net working capital | (21.8) | 87.6 |
| Minority interest | 9.9 | — |
| | 36.3 | 157.9 |
| Goodwill realised on disposal | (1.7) | — |
| Costs associated with disposal | 11.9 | — |
| Release of foreign currency translation reserve | 6.6 | — |
| Profit on disposal of businesses | 15.5 | 0.7 |
| Total disposal consideration | 68.6 | 158.6 |
| *Less:* Cash disposed | — | 0.5 |
| Loan to minority shareholder | 16.3 | — |
| Deferred consideration | — | 46.0 |
| | 52.3 | 112.1 |
| **34.4 Cash and cash equivalents** | | |
| Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts: | | |
| Bank balances, cash and deposits | 603.5 | 414.6 |
| Bank overdrafts and commercial paper (note 15) | (1 603.5) | (918.9) |
| Net cash and cash equivalents included in assets held for sale (note 13) | — | (0.8) |
| | (1 000.0) | (505.1) |

# company balance sheet

as at 30 September

| | Notes | 2007<br>R million | 2006<br>R million |
|---|---|---|---|
| ASSETS | | | |
| Non-current assets | | | |
| Investment in associate | 1 | 10.3 | 8.2 |
| Investment in subsidiaries | 2 | 2 712.4 | 2 717.4 |
| Other non-current financial assets | 3 | 1 915.4 | 1 801.8 |
| Deferred tax asset | 4 | 0.4 | — |
| | | 4 638.5 | 4 527.4 |
| Current assets | | | |
| Tax assets | | — | 6.3 |
| Bank balances, deposits and cash | 5 | 45.7 | 20.0 |
| | | 45.7 | 26.3 |
| Total assets | | 4 684.2 | 4 553.7 |
| EQUITY AND LIABILITIES | | | |
| Capital and reserves | | | |
| Share capital | 6 | 35.4 | 35.3 |
| Capital reserves | 6 | 1 812.1 | 2 407.9 |
| Other reserves | | 1.8 | — |
| Retained earnings | | 2 311.8 | 1 588.8 |
| Total equity | | 4 161.1 | 4 032.0 |
| Current liabilities | | | |
| Other payables | 7 | 6.4 | 4.7 |
| Subsidiary companies | 14 | 515.8 | 517.0 |
| Tax liabilities | | 0.9 | — |
| | | 523.1 | 521.7 |
| Total equity and liabilities | | 4 684.2 | 4 553.7 |

# company income statement

for the year ended 30 September

| | Notes | 2007<br>R million | 2006<br>R million |
|---|---|---|---|
| Employee benefit expense | | 2.2 | 2.6 |
| Other operating expenses | | 35.6 | — |
| Other operating income | | — | 53.1 |
| **(Loss)/profit from operations** | 8 | (37.8) | 50.5 |
| Finance costs | 9 | — | 0.2 |
| Finance income | 10 | 3.9 | 1.1 |
| Income from investments | 11 | 814.9 | 656.3 |
| Share of profit of associate | 1 | 0.3 | 4.4 |
| **Profit before tax** | | 781.3 | 712.1 |
| Income tax expense | 12 | 26.4 | 18.3 |
| **Profit for the year** | | 754.9 | 693.8 |

# company statement of changes in equity

for the year ended 30 September

| | Attributable to equity holders of the company | | | | | |
|---|---|---|---|---|---|---|
| | Share capital R million | Share premium R million | Share option reserve R million | Share of non-distributable reserves in associate R million | Retained earnings R million | Total equity R million |
| At 1 October 2005 | 36.0 | 2 596.7 | 229.0 | — | 1 295.7 | 4 157.4 |
| Employee share option scheme: | | | | | | |
| – value of employee services | — | — | 28.5 | — | — | 28.5 |
| – proceeds from shares issued | 0.2 | 29.7 | — | — | — | 29.9 |
| Shares repurchased in terms of scheme of arrangement – shares cancelled | (0.9) | (279.9) | — | — | — | (280.8) |
| Profit for the year | — | — | — | — | 693.8 | 693.8 |
| Dividends paid | — | — | — | — | (400.7) | (400.7) |
| Cash distribution from share premium | — | (196.1) | — | — | — | (196.1) |
| At 30 September 2006 | 35.3 | 2 150.4 | 257.5 | — | 1 588.8 | 4 032.0 |
| Employee share option scheme: | | | | | | |
| - value of employee services | — | — | 28.3 | — | — | 28.3 |
| - proceeds from shares issued | 0.1 | 25.1 | — | — | — | 25.2 |
| Profit for the year | — | — | — | — | 754.9 | 754.9 |
| Dividends paid | — | — | — | — | (31.9) | (31.9) |
| Cash distribution from share premium | — | (649.2) | — | — | — | (649.2) |
| Share of non-distributable reserves in associate | — | — | — | 1.8 | — | 1.8 |
| **At 30 September 2007** | 35.4 | 1 526.3 | 285.8 | 1.8 | 2 311.8 | 4 161.1 |

# company cash flow statement

for the year ended 30 September

| | Notes | 2007 R million | 2006 R million |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Cash utilised in operations | 15.1 | (117.6) | (44.3) |
| Income from investments | | 814.9 | 656.3 |
| Interest received | | 3.9 | 1.1 |
| Interest paid | | — | (0.2) |
| Income tax paid | | (19.6) | (25.8) |
| Cash flows from operations | | 681.6 | 587.1 |
| Dividends paid | | (31.9) | (400.7) |
| Cash distribution from share premium | | (649.2) | (196.1) |
| Cash retained from/(utilised in) operating activities | | 0.5 | (9.7) |
| **Cash flows from investing activities** | | | |
| Increase in non-current financial assets and investments | | — | (1.6) |
| Cash utilised in investing activities | | — | (1.6) |
| **Cash flows from financing activities** | | | |
| Capital proceeds from issue of shares | | 25.2 | 29.9 |
| Cancellation of shares | | — | (280.8) |
| Cash retained from/(utilised in) financing activities | | 25.2 | (250.9) |
| Net increase/(decrease) in cash and cash equivalents | | 25.7 | (262.2) |
| Cash and cash equivalents at beginning of year | | 20.0 | 282.2 |
| Cash and cash equivalents at end of year | 15.2 | 45.7 | 20.0 |

# notes to the company financial statements

for the year ended 30 September

| | 2007 R million | 2006 R million |
|---|---|---|
| **1. INVESTMENT IN ASSOCIATE** | | |
| (Refer to Annexure A for details) | | |
| Cost of investment in associate | 3.8 | 3.8 |
| Share of other post-acquisition reserves | 1.8 | — |
| Share of post-acquisition profit, net of dividend received | 4.7 | 4.4 |
| Opening balance | 4.4 | — |
| Share of current year profit | 0.3 | 4.4 |
| | 10.3 | 8.2 |
| The group has obligations to losses from its associate to the extent of the value of the investment. | | |
| Summarised financial information in respect of the company's associate is set out below: | | |
| Revenue | 85.4 | 153.4 |
| Profit for the year | 1.3 | 17.9 |
| Company's share of associate's profit for the year | 0.3 | 4.4 |
| Total assets | 337.2 | 269.7 |
| Total liabilities | 309.2 | 248.5 |
| Net assets | 28.0 | 21.2 |
| Company's share of associate's net assets | 10.3 | 8.2 |
| **2. INVESTMENTS IN SUBSIDIARIES** | | |
| (Refer to Annexure A for details) | | |
| Interest in subsidiaries | 3 879.0 | 3 879.0 |
| Share-based payments contribution | 56.8 | 28.5 |
| *Less:* Impairment losses | (1 237.5) | (1 204.2) |
| Net amount due by subsidiaries | 14.1 | 14.1 |
| Shares at cost less impairments | 2 712.4 | 2 717.4 |
| Directors' valuation | 2 712.4 | 2 717.4 |
| **3. OTHER NON-CURRENT FINANCIAL ASSETS** | | |
| Grant to Nampak Black Management Trust | 414.1 | 414.1 |
| Metal Box South Africa Limited | — | 681.5 |
| Nampak Products Limited | 1 501.3 | 706.2 |
| Total | 1 915.4 | 1 801.8 |

*The founding grant to the Nampak Black Management Trust does not bear interest and has no fixed repayment terms.*
*The loan from Nampak Products Limited bears interest at 8.8% and is not repayable before October 2008.*

| | 2007 R million | 2006 R million |
|---|---|---|
| **4. DEFERRED TAX ASSET** | | |
| Charge to profit for the year – secondary tax on companies | 0.4 | — |
| Balance at 30 September | 0.4 | — |
| **5. BANK BALANCES, DEPOSITS AND CASH** | | |
| Cash at bank and on hand | 0.2 | 4.2 |
| Short-term bank deposits | 45.5 | 15.8 |
| Total | 45.7 | 20.0 |
| **6. CAPITAL AND RESERVES** | | |
| Share capital and premium | | |
| Authorised: | | |
| 745 000 000 ordinary shares of 5 cents each | 37.3 | 37.3 |
| 100 000 6.5% cumulative preference shares of R2 each | 0.2 | 0.2 |
| 400 000 6% cumulative preference shares of R2 each | 0.8 | 0.8 |
| 31 857 200 preferred ordinary shares of 5 cents each | 1.6 | 1.6 |
| 100 redeemable preference shares of 5 cents each | — | — |
| Authorised share capital | 39.9 | 39.9 |
| Issued: | | |
| 655 972 061 (2006: 653 726 161) ordinary shares of 5 cents each | 32.8 | 32.7 |
| 100 000 6.5% cumulative preference shares of R2 each | 0.2 | 0.2 |
| 400 000 6% cumulative preference shares of R2 each | 0.8 | 0.8 |
| 31 857 195 preferred ordinary shares of 5 cents each | 1.6 | 1.6 |
| Issued share capital | 35.4 | 35.3 |

| | | 2007 R million | 2006 R million |
|---|---|---|---|
| 6. | CAPITAL AND RESERVES *(continued)* | | |
| | 30 395 534 (2006: 30 147 034) ordinary shares have been set aside for employees' share schemes. | | |
| | The preferred ordinary shares will convert to ordinary shares on the earlier of 31 January 2011, or the date on which Red Coral Investments 23 (Proprietary) Limited is obliged to redeem all the preference shares issued to its financiers, upon an event of default, in accordance with the terms of the agreements between Red Coral and its financiers. | | |
| | The preferred ordinary shares will confer on the holders the right to receive a cumulative fixed annual dividend of 100 cents payable in equal instalments of 50 cents each on 31 January and 31 July each year up to 31 January 2011, with each distribution ranking ahead of the ordinary shares. | | |
| | Share premium | 1 526.3 | 2 150.4 |
| | Share option reserve | 285.8 | 257.5 |
| | Capital reserves | 1 812.1 | 2 407.9 |
| | Reconciliation of number of shares issued | | |
| | Ordinary shares | | |
| | Number of ordinary shares issued at beginning of year | 653 726 161 | 669 313 827 |
| | Repurchase and cancellation of ordinary shares in terms of the scheme of arrangement | — | (18 563 000) |
| | Ordinary shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme | 2 245 900 | 2 479 634 |
| | Shares allotted to directors in terms of the Nampak 1985 Share Option Scheme | — | 495 700 |
| | Number of ordinary shares issued at end of year | 655 972 061 | 653 726 161 |
| | Preferred ordinary shares | | |
| | There were no changes to the 31 857 195 shares allotted to Red Coral Investments 23 (Proprietary) Limited. | | |
| | Preference shares | | |
| | There were no changes to the issued 6.5% and 6% preference shares. | | |
| 7. | OTHER PAYABLES | | |
| | Accruals | 6.4 | 4.5 |
| | Other | — | 0.2 |
| | Total | 6.4 | 4.7 |

Accruals principally comprise amounts outstanding for ongoing costs.

The directors consider that the carrying amount of other payables approximates their fair value.

| | 2007 R million | 2006 R million |
|---|---|---|
| **8. (LOSS)/PROFIT FROM OPERATIONS** | | |
| (Loss)/profit from operations is stated after taking into account the following items: | | |
| 8.1 Included in other operating expenses/(income) | | |
| Impairment loss/(reversal) | 33.3 | (56.1) |
| Disclosures relating to share-based payments are provided in note 22 of the group financial statements. Where applicable, the current year expenses relating to share-based payments were charged to the appropriate subsidiary companies. | | |
| **9. FINANCE COSTS** | | |
| Interest paid – current facilities | – | 0.1 |
| Interest paid – other | – | 0.1 |
| | – | 0.2 |
| **10. FINANCE INCOME** | | |
| Interest received – current facilities | 2.9 | 1.0 |
| Interest received – other | 1.0 | 0.1 |
| | 3.9 | 1.1 |
| **11. INCOME FROM INVESTMENTS** | | |
| Normal dividends – South African | 712.8 | 605.7 |
| Interest received from subsidiaries | 97.2 | 45.1 |
| Fees | 4.9 | 5.5 |
| | 814.9 | 656.3 |
| **12. INCOME TAX** | | |
| Current tax | | |
| – Current year | 31.1 | 16.5 |
| – Prior year | (4.2) | (0.2) |
| Deferred tax | | |
| – Secondary tax on companies | (0.4) | – |
| Secondary tax on companies | (0.1) | 2.0 |
| Total | 26.4 | 18.3 |

The company tax rate in South Africa is 29% (2006: 29%) of the estimated assessable profit for the year.

# notes to the company financial statements

for the year ended 30 September (continued)

| | 2007 % | 2006 % |
|---|---|---|
| **12. INCOME TAX** *(continued)* | | |
| Reconciliation of rate of tax | | |
| Effective company rate of tax | 3.4 | 2.6 |
| Reduction in tax charge due to: | | |
| – dividend income | 26.5 | 24.7 |
| – adjustment for prior year | 0.5 | — |
| – secondary tax on companies | 0.1 | — |
| – reversal of impairment | — | 2.3 |
| – associate income | — | 0.2 |
| Increase in tax charge due to: | | |
| – disallowable expenses | (1.4) | (0.5) |
| – imputed income – section 9D | (0.1) | — |
| – secondary tax on companies | — | (0.3) |
| Normal tax rate | 29.0 | 29.0 |

| | R million | R million |
|---|---|---|
| **13. DIVIDENDS AND CASH DISTRIBUTIONS** | | |
| Dividends paid on ordinary shares | | |
| 2006: Final dividend No 74 – 56.6 cents per share | — | 368.8 |
| Preferred ordinary dividend | 31.9 | 31.9 |
| Total dividends paid | 31.9 | 400.7 |
| Cash distributions from share premium | | |
| Final cash distribution No 2 paid on 15 January 2007: 66.1 cents per share | 432.8 | — |
| Interim cash distribution No 3 paid on 16 July 2007: 33.0 cents per share (2006: No 1 - 30.0 cents per share) | 216.4 | 196.1 |
| Total dividends and cash distributions | 681.1 | 596.8 |
| Secondary tax on companies ("STC") on dividends | 12.5% | 12.5% |

The cash distributions paid out of share premium did not attract STC.

On 21 November 2007 the directors declared cash distribution No 4 of 82.3 cents per share, payable on 14 January 2008 to shareholders registered on 11 January 2008. This cash distribution is subject to approval by shareholders at the annual general meeting and has not been included as a liability in these financial statements.

| | Cents | Cents |
|---|---|---|
| Analysis of cash distributions declared in respect of current year's earnings: | | |
| Cash distributions per ordinary share | | |
| Interim | 33.0 | 30.0 |
| Final | 82.3 | 66.1 |
| | 115.3 | 96.1 |

**6.5% and 6% cumulative preference dividends**

Preference dividends totalling R0.1 million (2006: R0.1 million) were declared on 22 November 2006 and 21 June 2007, and paid on 5 February 2007 and 23 July 2007 respectively.

| | 2007 R million | 2006 R million |
|---|---|---|
| **14. RELATED PARTY TRANSACTIONS** | | |
| The company entered into various transactions with subsidiaries and special purpose entities which are deemed to be controlled by the group during the year. Interest, dividends and fees received from these entities are listed in note 11. | | |
| Non-current amounts outstanding from such entities are included in note 3. | | |
| Current amounts payable to subsidiary companies are as follows: | | |
| Metal Box South Africa Limited | 11.7 | 11.7 |
| Nampak Share Purchase Trust | 0.1 | 1.1 |
| Nampak Products Limited | 504.0 | 504.0 |
| Kohler Packaging Limited | — | 0.2 |
| | 515.8 | 517.0 |
| Treasury shares are shares of the company, held by subsidiaries and special purpose entities of the group. Dividends/cash distributions paid on treasury shares are detailed in note 27 of the group financial statements. | | |
| Guarantees | | |
| Guarantees on behalf of Nampak International Limited in favour of U.S. Steel relating to purchases by African operations. | 8.3 | 8.5 |
| Nampak Limited has issued guarantees in favour of Citibank N.A. – South Africa Branch for an amount of up to US$32 million in respect of the loan facilities entered into between Nampak Cartons Nigeria Limited and Nampak Properties Nigeria Limited with Nigeria International Bank Limited. | 120.8 | 144.4 |
| Nampak Limited has issued a guarantee in favour of a consortium of banks of up to £140 million in respect of borrowings owed by Nampak Holdings (UK) plc. | 320.9 | 462.8 |
| Nampak Limited has issued a guarantee in favour of Concor Holdings (Proprietary) Limited in respect of the civil and building works of the new Paper Mill No 3 at the Nampak Corrugated Factory in Rosslyn up to the maximum amount of R20 million. | 20.0 | — |
| Key management personnel | | |
| Details of significant positions held by key management personnel and transactions with these entities are provided in note 33 of the group financial statements. | | |
| The remuneration of directors and other members of key management paid by the company during the year was as follows: | | |
| Fees for services as directors | 2.6 | 2.6 |

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

| | | 2007 R million | 2006 R million |
|---|---|---|---|
| 15. | NOTES TO THE CASH FLOW STATEMENT | | |
| 15.1 | Reconciliation of profit before taxation to cash utilised in operations | | |
| | Profit before taxation | 781.3 | 712.1 |
| | Adjustment for: | | |
| | Income from investments | (814.9) | (656.3) |
| | Impairment losses | 33.3 | — |
| | Reversal of impairment losses | — | (56.1) |
| | Share of profit in associate | (0.3) | (4.4) |
| | Net finance income | (3.9) | (0.9) |
| | Operating loss before working capital changes | (4.5) | (5.6) |
| | Decrease in other receivables | — | 0.9 |
| | Increase/(decrease) in other payables | 1.7 | (3.0) |
| | Movement in subsidiary company loans | (114.8) | (36.6) |
| | Cash utilised in operations | (117.6) | (44.3) |
| 15.2 | Cash and cash equivalents | | |
| | Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts: | | |
| | Bank balances, deposits and cash | 45.7 | 20.0 |
| 16. | CHANGES IN ACCOUNTING POLICY | | |
| | The group has changed its accounting policy in respect of share-based payments in accordance with IFRIC 11 – *IFRS 2 Group and treasury share transactions.* | | |
| | The company now carries the share-based payment capital contribution as an investment in subsidiaries. Previously this was shown under other receivables. | | |
| | Comparative figures have been restated. The effect of the change in accounting policy is as follows: | | |
| | Balance sheet: | | |
| | Increase in investment in subsidiaries | | 28.5 |
| | Decrease in other receivables | | (28.5) |
| | Net effect on reserves | | — |

# interests in subsidiaries, joint ventures and associates

ANNEXURE A

| | Type (see note below) | Country of incorporation | Issued share capital | Effective percentage holding | | Interest of holding company: Shares at cost | | Interest of holding company: Indebtedness | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 2007 % | 2006 % | 2007 Rm | 2006 Rm | 2007 Rm | 2006 Rm |
| **1. SUBSIDIARIES (CONSOLIDATED)** | | | | | | | | | |
| Amalgamated Packaging Industries (Pty) Limited | I | RSA | R2 834 224 | 100 | 100 | | | | |
| BlowMocan Holdings Limited | I | UK | £1 000 | 100 | 100 | | | | |
| Burcap Plastics (Pty) Limited | O | RSA | R100 | 100 | 50 | | | | |
| Burcap Plastics Gauteng (Pty) Limited | O | RSA | R100 | 100 | 50 | | | | |
| Burcap Plastics IML (Pty) Limited | O | RSA | R100 | 100 | 50 | | | | |
| CarnaudMetalbox Zimbabwe Limited | O | Zimbabwe | ZWD19 799 000 | 100 | 100 | | | | |
| Cartonagens de Moçambique LDA | O | Moçambique | MZM20 000 000 | 55 | 55 | | | | |
| Consolidated Corrugated Containers (Pty) Limited | O | RSA | R600 000 | 100 | 100 | 6.4 | 6.4 | – | – |
| Crown Cork Co Zimbabwe (1958) (Pvt) Limited | O | Zimbabwe | ZWD1 421 000 | 100 | 100 | | | | |
| Crown Cork Co (East Africa) Limited | O | Kenya | KES12 000 000 | 100 | 100 | | | | |
| Crown Cork Co Zambia Limited | O | Zambia | ZMK194 285 714 | 100 | 100 | | | | |
| Disaki Cores and Tubes (Pty) Limited | O | RSA | R1 000 | 70 | 70 | | | | |
| Gallagher Printers Limited | O | Ireland | €20 316 | 100 | 100 | | | | |
| Imperama NV | O | Netherlands | €793 000 | 100 | 100 | | | | |
| International Cartons & Packaging Limited | O | Zambia | ZMK77 526 000 | 100 | 100 | | | | |
| Interpak Books (Pty) Limited | O | RSA | R1 000 | 75 | 100 | | | | |
| Kohler Limited | I | RSA | R493 718 514 | 100 | 100 | | | | |
| Kohler Packaging Limited | O | RSA | R3 198 495 | 100 | 100 | | | | |
| M.Y. Property Limited | O | UK | £75 | 100 | 100 | | | | |
| M.Y. Cartons Limited | O | UK | £35 509 000 | 100 | 100 | | | | |
| M.Y. Healthcare Darmstadt GmbH | O | Germany | €26 000 | 100 | 100 | | | | |
| M.Y. Healthcare France SARL | O | France | €266 786 | 100 | 100 | | | | |
| M.Y. Healthcare Italy SRL | O | Italy | €3 000 000 | 100 | 100 | | | | |
| M.Y. Healthcare Luxembourg SA | O | Luxembourg | €31 000 | 100 | 100 | | | | |
| M.Y. Healthcare Packaging Limited | O | UK | £2 | 100 | 100 | | | | |
| M.Y. Healthcare SCI | O | France | €7 622 | 100 | 100 | | | | |
| M.Y. Healthcare Wolfen GmbH | O | Germany | €25 600 | 100 | 100 | | | | |
| Malbak Limited | I | RSA | R353 864 160 | 100 | 100 | 1 836.8 | 1 836.8 | 1.0 | 1.0 |
| Megaplastics Limited | I | Zimbabwe | ZWD2 | 100 | 100 | | | | |
| Metal Box (Namibia) (Pty) Limited | O | Namibia | N$1 | 100 | 100 | | | | |
| Metal Box SA Limited | I | RSA | R68 153 240 | 100 | 100 | | | | |
| Nampak Cartons & Healthcare Limited | O | UK | £142 | 100 | 100 | | | | |
| Nampak Cartons BV | O | Netherlands | €22 700 | 100 | 100 | | | | |
| Nampak Cartons Europe BV | I | Netherlands | €90 800 | 100 | 100 | | | | |

# interests in subsidiaries, joint ventures and associates
(continued)

ANNEXURE A *(continued)*

| | Type (see note below) | Country of incorporation | Issued share capital | Effective percentage holding | | Interest of holding company: Shares at cost | | Interest of holding company: Indebtedness | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | 2007 % | 2006 % | 2007 Rm | 2006 Rm | 2007 Rm | 2006 Rm |
| 1. **SUBSIDIARIES (CONSOLIDATED)** *(continued)* | | | | | | | | | |
| Nampak Corrugated (Swaziland) Limited | O | Swaziland | SZL250 000 | 90 | 90 | | | | |
| Nampak Corrugated PMB (Pty) Limited | O | RSA | R100 | 100 | 100 | | | | |
| Nampak Holdings (UK) plc | I | UK | £1 964 605 | 100 | 100 | | | | |
| Nampak Holdings Limited | I | Mauritius | US$100 000 | 100 | 100 | | | | |
| Nampak Insurance Company Limited | Insurance | Isle of Man | £100 000 | 100 | 100 | | | | |
| Nampak International Limited | I | Isle of Man | £72 682 | 100 | 100 | 1 889.3 | 1 889.3 | – | – |
| Nampak Kenya Limited | O | Kenya | KES40 280 000 | 100 | 100 | | | | |
| Nampak Leasing (Pty) Limited | F | RSA | R100 | 100 | 100 | | | | |
| Nampak Liquid Botswana (Pty) Limited | O | Botswana | BWP100 | 100 | — | | | | |
| Nampak Metal Packaging Limited | O | RSA | R9 134 | 100 | 100 | | | | |
| Nampak Cartons Nigeria Limited | O | Nigeria | NGN14 000 000 | 100 | 100 | | | | |
| Nampak Nigeria plc | O/L | Nigeria | NGN107 044 183 | 57 | 57 | | | | |
| Nampak Properties Nigeria Limited | P | Nigeria | NGN14 000 000 | 100 | 100 | | | | |
| Nampak Paper Holdings Limited | I | UK | £26 868 196 | 100 | 100 | | | | |
| Nampak Petpak (Namibia) (Pty) Limited | O | Namibia | N$100 | 100 | 100 | | | | |
| Nampak Plastics Europe Limited | O | UK | £4 858 095 | 100 | 100 | | | | |
| Nampak Polycyclers (Pty) Limited | O | RSA | R20 000 | 100 | 100 | | | | |
| Nampak Polyfoil Zimbabwe (Pvt) Limited | O | Zimbabwe | ZWD 200 | – | 70 | | | | |
| Nampak Products Limited | O | RSA | R3 758 641 | 100 | 100 | 93.7 | 93.7 | – | – |
| Nampak Properties (Isle of Man) Limited | P | Isle of Man | £100 | 100 | 100 | | | | |
| Nampak Southern Africa Holdings Limited | I | Mauritius | US$4 726 922 | 100 | 100 | 52.5 | 52.5 | – | – |
| Nampak Tanzania Limited | O | Tanzania | TZS304 638 620 | 100 | 100 | | | | |
| Nampak Technical Services Limited | O | Isle of Man | £1 | 100 | 100 | | | | |
| Nampak Tissue (Pty) Limited | O | RSA | R100 | 100 | 100 | | | | |
| Nampak Zambia Limited | O | Zambia | ZMK5 000 000 | 100 | 100 | | | | |
| National Containers (Pty) Limited | I | RSA | R245 000 | 100 | 100 | 0.3 | 0.3 | 13.1 | 13.1 |
| Packaging Industries Malawi Limited | O/L | Malawi | MWK13 450 000 | 60 | 60 | | | | |
| Printech BV | O | Netherlands | €18 000 | 100 | 100 | | | | |
| Teknol BV | I | Netherlands | €18 151 | 100 | 100 | | | | |
| Teknol NV | I | Netherlands Antilles | US$6 000 | 100 | 100 | | | | |
| Transmar (Isle of Man) Limited | I | Isle of Man | US$600 000 | 100 | 100 | | | | |
| Total | | | | | | 3 879.0 | 3 879.0 | 14.1 | 14.1 |

## ANNEXURE A *(continued)*

| | Type (see note below) | Country of incorporation | Issued share capital | Effective percentage holding 2007 % | 2006 % |
|---|---|---|---|---|---|
| **2. JOINT VENTURES (PROPORTIONATELY CONSOLIDATED)** | | | | | |
| Bullpak Limited | O | Kenya | KES4 760 000 | 49 | 49 |
| Burcap Plastics (Pty) Limited | O | RSA | R100 | 100 | 50 |
| Burcap Plastics Gauteng (Pty) Limited | O | RSA | R100 | 100 | 50 |
| Burcap Plastics IML (Pty) Limited | O | RSA | R100 | 100 | 50 |
| Crown Cork Company (Moçambique) LDA | O | Moçambique | MZM3 800 million | 50 | 50 |
| Elopak South Africa (Pty) Limited | O | RSA | R280 | 50 | 50 |
| Nampak Wiegand Glass (Pty) Limited | O | RSA | R600 | 50 | 50 |
| Sancella South Africa (Pty) Limited | O | RSA | R5 000 | 50 | 50 |
| **ASSOCIATES** | | | | | |
| Collect-a-Can (Pty) Limited | O | RSA | R4 000 000 | 40 | 40 |
| Hunyani Holdings Limited | O/L | Zimbabwe | ZWD31 391 103 | 39 | 39 |
| Megapak Zimbabwe (Pty) Limited | O | Zimbabwe | ZWD20 | 49 | 49 |
| Group Risk Holdings (Pty) Limited | Insurance | RSA | R3 700 | 37 | 37 |
| **3. SUBSIDIARIES, ASSOCIATES AND JOINT VENTURES (NOT CONSOLIDATED)** | | | | | |
| CarnaudMetalbox Zimbabwe Limited | O | Zimbabwe | ZWD19 799 000 | 100 | 100 |
| Crown Cork Co Zimbabwe (1958) (Pvt) Limited | O | Zimbabwe | ZWD1 421 000 | 100 | 100 |
| Megaplastics Limited | I | Zimbabwe | ZWD2 | 100 | 100 |
| Hunyani Holdings Limited | O/L | Zimbabwe | ZWD31 391 103 | 39 | 39 |
| Megapak Zimbabwe (Pty) Limited | O | Zimbabwe | ZWD20 | 49 | 49 |
| Sun Citrus Holdings (Pty) Limited | O | South Africa | R16 000 000 | 26 | 26 |

Type

O – Operating F – Finance I – Investment holding P – Property owning L – Listed

General information in respect of subsidiaries, as required in terms of paragraph 62 of the 4th Schedule of the Companies Act, 1973, is set out only in respect of those subsidiaries, the financial position or the results of which is material for a proper appreciation of the affairs of the group. The directors are of the opinion that the disclosures in these statements of such information in respect of the remaining dormant subsidiaries would entail expenses out of proportion to the value to shareholders. A register containing the relevant information in respect of all subsidiaries, joint ventures and associates is available for inspection at the registered offices of Nampak Limited.

Note

The subsidiary, joint venture and associate companies' aggregate income after taxation attributable to the holding company, for the year ended 30 September 2007, is R1 087.6 million (2006: R907.1 million). The aggregate amount of losses attributable to the holding company is R9.0 million (2006: R25.2 million).

## ANNEXURE B

| | Type (see note below) | Number of shares held by group | | Effective percentage holding | |
|---|---|---|---|---|---|
| | | 2007 | 2006 | 2007 | 2006 |
| **UNLISTED INVESTMENTS** | | | | | |
| Business Partners Limited | F | — | 212 160 | — | < 1 |
| Ethiopian Crown Cork & Can Industry | O | — | — | 25% | 25% |
| Houers Ko-operatief Beperk | O | 1 714 901 | 1 714 901 | 14.9% | 14.9% |
| Lesedi Clinic (Soweto) (Pty) Limited | I | 250 | 250 | 100% | 100% |
| New Farmers Development Corporation Limited | O | 150 586 | 150 586 | < 1 | < 1 |

Type

O – Operating F – Finance I – Investment holding

# notice of annual general meeting

**NAMPAK LIMITED**

Notice is hereby given that the 40th annual general meeting of shareholders of Nampak Limited will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton, South Africa on Wednesday, 6 February, 2008 at 12:00 for the following purposes:

1. To receive and consider the annual financial statements of the company and of the group for the year ended 30 September 2007.
2. To confirm the appointment of Mrs CWN Molope as a director of the company.
3. To elect directors in place of Messrs T Evans, DA Hawton and RA Williams who retire by rotation but, being eligible, offer themselves for re-election.

   Please refer to pages 10 and 11 of the annual report for a biography of each director.
4. To consider and, if approved, to pass with or without modification, the following ordinary resolutions, subject to the approval of the JSE Limited ("the JSE"):

**Ordinary resolution number 1**

RESOLVED THAT the revised annual fees payable by the company to non-executive directors be approved with effect from 1 October 2007 as follows:

| Board/Committee | Current fee | Proposed fee |
|---|---|---|
| Non-executive chairman* | R850 000 | R900 000 |
| Non-executive directors** | R105 000 | R120 000 |
| Chairman of the audit committee*** | R105 000 | R120 000 |
| Member of the audit committee*** | R52 500 | R60 000 |
| Chairman of the remuneration and nominations committee*** | R84 000 | R90 000 |
| Member of the remuneration and nominations committee*** | R42 000 | R48 000 |
| Member of the corporate social investment committee*** | R23 100 | R26 400 |

*Notes:*

**Fees are paid monthly in arrears.*

***Fees are paid quarterly in arrears.*

****Fees are paid annually in arrears.*

The increase in fees is recommended to retain the appropriate calibre of non-executive director and is in line with market practice.

**Ordinary resolution number 2**

"RESOLVED THAT the directors of the company be hereby authorised, by way of a general authority, to distribute to shareholders of the company any share capital and reserves of the company in terms of section 90 of the Companies Act No 61 of 1973, as amended, and in terms of the company's articles of association and in terms of the JSE Listings Requirements of the JSE Limited, provided that:

- the distribution is made pro rata to all ordinary shareholders;
- the general authority shall be valid until the next annual general meeting of the company or for 15 months from the passing of this ordinary resolution (whichever period is the shorter); and
- any general distribution of share premium by the company shall not exceed 20% of the company's issued share capital and reserves, excluding minority interests."

It is the board's intention to utilise the general authority to make payments to ordinary shareholders in the future out of the company's share capital and reserves should the company's capital exceed its requirements.

The directors of the company are of the opinion that, were the company to enter into a transaction to distribute share capital and/or reserves totalling 20% of the current issued share capital and reserves of Nampak:

(i) the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

(ii) recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iii) the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and

(iv) the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for a period of 12 months after the date of this notice.

5. To consider and, if approved, to pass with or without modification the following special resolution, subject to the approval of the JSE:

**Special resolution number 1**

"RESOLVED THAT subject to compliance with the requirements of the JSE, the directors of the company be and are hereby authorised in their discretion to procure that the company or subsidiaries of the company acquire by purchase on the JSE ordinary shares issued by the company provided that:

(i) the number of ordinary shares acquired in any one financial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;

(ii) this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

(iii) the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made; and

(iv) the number of shares purchased by subsidiaries of the company shall not exceed 10% in the aggregate of the number of issued shares in the company at the relevant times."

The reason for this special resolution is to authorise the directors, if they deem it appropriate in the interests of the company, to procure that the company or subsidiaries of the company acquire or purchase ordinary shares issued by the company subject to the restrictions contained in the above resolution.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or subsidiaries of the company acquire or purchase shares issued by the company on the JSE. Such purchases:

(i) may not in any financial year exceed 20% of the company's ordinary shares in issue at the date of passing the above resolution;

(ii) must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;

(iii) may not be made at prices in excess of 10% above the weighted average of the market value of the ordinary shares for the five days preceding the date of purchase;

(iv) must comply with the requirements of the JSE; and

(v) if made by a subsidiary or subsidiaries may not exceed 10% in the aggregate of the issued shares in the company.

The general authority granted by this resolution will lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution was passed.

This authority will only be used if the circumstances are appropriate and ordinary shares will be purchased on the JSE.

The directors, after considering the effect of a repurchase of up to 20% of the company's issued ordinary shares, are of the opinion that if such repurchase is implemented:

(i) the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

(ii) recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iii) the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice; and

(iv) the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.

The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listing Requirements, prior to the commencement of any purchase of the company's shares on the open market.

VOTING AND PROXIES

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act, 1973, shall have one vote and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member.

A member entitled to attend, speak and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in place of that member. A proxy need not be a member of the company.

Registered holders of certificated Nampak shares and holders of dematerialised Nampak shares in their own name and who are unable to attend the annual general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy in accordance with the instructions contained in the form of proxy so as to be received by the share registrar, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) by no later than 12:00 on Monday, 4 February 2008.

Holders of Nampak shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant ("CSDP") or broker to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

In terms of the JSE Listing Requirements for special resolution number 1, the following general information is included in the annual report:

(i) Directors (pages 10 and 11)

(ii) Major shareholders (page 58)

(iii) There have been no material changes since 21 November 2007

(iv) Directors' interests in securities (page 106)

(v) Share capital of the company (pages 146 to 150)

(vi) The company is not party to any material litigation nor is it aware of any pending material litigation to which it may become a party, save for a tax dispute with SARS as disclosed in note 30 to the annual financial statements.

The directors whose names appear on pages 10 and 11 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular (the notice of the annual general meeting) contains all information required by law and the JSE Listing Requirements.

By order of the board

**NP O'Brien**
*Company secretary*
14 December 2007

**NAMPAK LIMITED**

Nampak Centre
114 Dennis Road
Atholl Gardens, Sandton, 2196
Republic of South Africa

# shareholders' diary

| | |
|---|---|
| Annual general meeting | 6 February 2008 |
| Interim statement and ordinary dividend/cash distribution announcement for the half-year ending 31 March 2008 | May 2008 |
| Group results and ordinary dividend/cash distribution announcement for the year ending 30 September 2008 | November 2008 |

**DIVIDENDS/CASH DISTRIBUTIONS**

**Ordinary**

| | |
|---|---|
| Final for the year ended 30 September 2007 | To be paid on 14 January 2008 |
| Interim for the half-year ending 31 March 2008 | To be paid July 2008 |

**Preference**

| | |
|---|---|
| 6.5% and 6% cumulative | Payable twice per annum during February and August |

NAMPAK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or the "company")

Nampak
packaging excellence

# form of proxy

## 40th annual general meeting

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the annual general meeting of the company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton on Wednesday, 6 February 2008 at 12:00 ("the annual general meeting").

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant or broker, to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

I/We) ______________________________
(BLOCK LETTERS PLEASE)
of ______________________________

telephone (work) (     ) ______________ (home) (     ) ______________

being the holder(s) of ______________ ordinary shares in the company, hereby appoint (see note 1):

______________________________ or failing him/her

______________________________ or failing him/her

the chairman of the annual general meeting, as my/our proxy to vote on my/our behalf at the annual general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification the special and ordinary resolutions to be proposed at the annual general meeting and at each adjournment of the annual general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 2):

INSERT AN "X" OR THE NUMBER OF ORDINARY SHARES HELD IN THE COMPANY (see note 2)

| Proposed resolutions | For | Against | Abstain |
|---|---|---|---|
| To confirm the appointment of CWN Molope | | | |
| To re-elect T Evans | | | |
| To re-elect DA Hawton | | | |
| To re-elect RA Williams | | | |
| To increase the fees payable to the non-executive directors | | | |
| To grant a general authority to distribute out of share capital and reserves | | | |
| Special resolution to authorise the directors of the company to acquire or purchase shares issued by the company on the JSE Limited | | | |

Insert an "X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote (see note 2).

Signed at ______________ on ______________ 2007/8

Signature ______________________________

Assisted by me *(where applicable)* ______________________________

Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

**Please read the notes on the reverse side hereof.**

NOTES:

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting" but any such deletion must be initialled by the member. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's instructions to the proxy must be indicated in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit. A member may instruct the proxy to vote fewer than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the annual general meeting.
3. Forms of proxy must be lodged with or posted to the company's share registrar, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) to be received by no later than 12:00 on Monday, 4 February 2008.
4. The completion and lodging of this form of proxy will not preclude the member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc) must be attached to this form of proxy unless previously recorded by the company's share registrar or waived by the chairman of the annual general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the share registrar of the company.
8. Where there are joint holders of shares in the company, any one of such persons may, alone, sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the annual general meeting, submitted by the holder whose name appears first in the company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).
9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the annual general meeting is satisfied as to the manner in which the member wishes to vote.

# corporate information

**COMPANY SECRETARY**

NP O'Brien *BProc*

**AUDITORS**

Deloitte & Touche

Deloitte Place, The Woodlands, 20 Woodlands Drive

Woodmead, Sandton, South Africa

Private Bag X6, Gallo Manor, Johannesburg, 2052

Telephone +27 11 806 5000

Telefax +27 11 806 5003

**BUSINESS ADDRESS AND REGISTERED OFFICE**

Nampak Centre, 114 Dennis Road, Atholl Gardens

Sandton, 2196, South Africa

(PO Box 784324, Sandton, 2146)

Telephone +27 11 719 6300

Telefax +27 11 444 4794

Website www.nampak.com

**SHARE REGISTRAR**

Computershare Investor Services 2004 (Pty) Limited

70 Marshall Street
Johannesburg, 2001, South Africa

(PO Box 61051, Marshalltown, 2107)

Telephone +27 11 370 5000

Telefax: +27 11 370 5487

**SPONSOR**

UBS South Africa (Pty) Limited

64 Wierda Road East
Sandton, 2196, South Africa

(PO Box 652863, Benmore, 2010)

Telephone +27 11 322 7000

Telefax +27 11 784 8280

**INVESTOR RELATIONS**

Graham Hayward

PO Box 784324, Sandton, 2146

Telephone +27 11 719 6320

graham.hayward@za.nampak.com



BASTION GRAPHICS

Nampak
packaging excellence

www.nampak.com

END